UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF December 2019

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT

(From January 1, 2019 to September 30, 2019)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

The Company’s quarterly business report for the nine months ended September 30, 2019 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2018 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	493,972	Material
SK M&Service Co., Ltd.	Feb. 10, 2000	Online information services	97,924	Material
SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	79,646	Material
SK Broadband Co., Ltd.	Sept. 5, 1997	Fixed-line telecommunication services, multimedia and IPTV services	4,266,458	Material
Home & Service Co., Ltd.	June 5, 2017	Information and telecommunication network maintenance	87,159	Material
SK stoa Co., Ltd.	Dec. 1, 2017	Data broadcasting and commercial retail platform services	41,305
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	147,691	Material
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	432,699	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	76,770	Material
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	74,452
SK ons Co., Ltd. (formerly known as Network O&S Co., Ltd.)	Jul. 1, 2010	Network maintenance services	81,773	Material
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	753,630	Material
Dreamus Company (formerly known as Iriver Ltd.)	Jul. 12, 2000	Audio device manufacturing	200,063	Material
Iriver Enterprise Ltd.	Jan. 14, 2014	Management of Chinese subsidiary	37,835
Iriver China Co., Ltd.	Jun. 24, 2004	Electronic device manufacturing	2,907
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	117
groovers Japan Co., Ltd.	Feb. 25, 2015	Contents and information distribution	1,086
Life Design Company Inc.	June 25, 2008	Japanese merchandise business	7,670
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	47,879
SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	25,610
SK Planet Japan, K. K.	Mar. 14, 2012	Digital contents sourcing services	21,072
SK Planet Global Holdings Pte. Ltd.	Aug. 10, 2012	Investment (holding company)	329
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	31,392
SKP America LLC	Jan. 27, 2012	Digital contents sourcing services	383,697	Material

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2018 (millions of Won)	Material Subsidiary*
YTK Investment Ltd.	Jul. 1, 2010	Investment	3,307
Atlas Investment	Jun. 24, 2011	Investment	87,447	Material
SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	47,879
SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	19,896
Onestore Co., Ltd.	Mar. 1, 2016	Contents distribution	116,716	Material
SK telecom Japan Inc.	Mar. 1, 2018	Information collection and management consulting services	10,066
id Quantique Ltd.	Oct. 29, 2001	QRNG technology development	38,303
Eleven Street Co., Ltd.	Sept. 1, 2018	E-commerce and Internet-related services	1,045,946	Material
SK TELINK VIETNAM Co., Ltd.	Aug. 30, 2018	Sale of telecommunication devices	1,092
Quantum Innovation Fund I	Dec. 3, 2018	Investment	8,000
Life & Security Holdings Co., Ltd.	Mar. 21, 2014	Holding company	3,078,431	Material
ADT CAPS Co., Ltd.	Jan. 22, 1971	Unmanned security services	696,797	Material
CAPSTEC Co., Ltd.	Jan. 1, 2005	Manned security services	30,401
ADT SECURITY Co., Ltd.	Nov. 28, 2001	Sales and trade of anti-theft devices and surveillance devices	9,981
SK Infosec Co., Ltd.	Jun. 26, 2000	Information security services	183,896	Material
Id Quantique LLC	Jul. 27, 2018	Quantum information and communications services	1,177
FSK L&S Co., Ltd.	Oct. 20, 2016	Logistics consulting services	31,054
FSK L&S (Shanghai) Co., Ltd.	Jul. 29, 2010	International cargo transportation agent	19,744
SK Telecom TMT Investment Corp.	Jan. 4, 2019	Investment	—
Incross Co., Ltd.	Aug. 13, 2007	Advertising agency services	128,239
Infra Communications Co., Ltd.	Aug. 1, 2017	Operation of mobile services	1,229
SK telecom CS T1 Co., Ltd.	Jul. 12, 2019	Services	10
Happy Hanool Co., Ltd.	Aug. 8, 2019	Services	800
SKinfosec Information Technology (wuxi) Co., Ltd.	Aug. 21, 2019	System software development and supply services	1,008
Mindknock Co., Ltd.	Jan. 31, 2018	Computer programming services	487

*	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.
ø	Total assets as of December 31, 2018 are not provided for subsidiaries established during the reporting period.
ø	S.M. Life Design Company Japan Inc. changed its name to Life Design Company Inc.
ø	On March 28, 2019, Iriver Ltd. changed its name to Dreamus Company at its general meeting of shareholders.

Changes in subsidiaries during the nine months ended September 30, 2019 are set forth below.

Change	Name	Remarks
Additions	SK Telecom TMT Investment Corp.	Newly established by the Company
	FSK L&S Co., Ltd.	Control acquired by the Company
	FSK L&S (Shanghai) Co., Ltd.	Subsidiary of FSK L&S Co., Ltd.
	Incross Co., Ltd.	Newly acquired by the Company
	Infra Communications Co., Ltd.	Subsidiary of Incross Co., Ltd.
	Mindknock Co., Ltd.	Control acquired by Incross Co., Ltd.
	SK telecom CS T1 Co., Ltd.	Newly established by the Company
	Happy Hanool Co., Ltd.	Newly established by the Company
	SKinfosec Information Technology (wuxi) Co., Ltd.	Newly established by SK Infosec Co., Ltd.

Exclusions	groovers Inc.	Merged into Dreamus Company (formerly known as Iriver Ltd.)
	Shopkick Management Company, Inc.	Disposed by the Company
	Shopkick, Inc.	Disposed by the Company
	Iriver Inc.	Disposed by the Company

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 2G, 3G and LTE markets on the basis of its technological leadership and network management technology. In addition, with the world’s first commercialization of 5G technology on April 3, 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers. In particular, in order to expedite its customers’ realization of the benefits of 5G services, the Company is pursuing efficient coverage expansion in terms of services, key commercial districts, “Summer” and business-to-business (“B2B”).

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, SK ons Co., Ltd. (“SK ons”), the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks, as well as its 5G network, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services to transition to service-based competition.

In addition to the mobile network operator (“MNO”) business, the Company is building next-generation growth businesses in Internet of Things (“IoT”) solutions, artificial intelligence (“AI”) and mobility. In July 2016, the Company deployed the world’s first low-cost Low Power Wide Area Network designed to support IoT devices based on LoRa technology. In September 2016, the Company launched NUGU, the first intelligent virtual assistant service launched in Korea with Korean language capabilities based on advanced voice recognition technologies. The Company plans to further utilize its big data analysis capabilities to achieve growth in new business areas such as AI.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008. In April 2019, SK Broadband decided to launch an integrated over-the-top (“OTT”) platform “wavve,” combining its OTT service “oksusu” with POOQ, an OTT service alliance of Korea’s three terrestrial broadcasters. SK Broadband is focusing on strengthening the competitiveness of the combined OTT service through an increased investment in content and thereby developing it into a key service in the 5G era.

(3)	Commerce business

The Company is a leading player in the Korean e-commerce industry with 11st, an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms. In addition, the Company continues to expand its e-commerce businesses by providing differentiated shopping-related services covering shopping information, product search and purchases, relying on the strength of the Company’s core principles of innovation supported by its advanced technological capabilities, including AI-based commerce search technology and customized recommendations based on big data analysis. The Company seeks to continue evolving as a commerce portal by strengthening its high-margin product categories, such as fashion and beauty.

(4)	Other businesses

In the field of security business, the Company has completed its converged security business portfolio ranging from physical security to information security, including through the acquisitions of ADT CAPS Co., Ltd. (“ADT CAPS”) and SK Infosec Co., Ltd. (“SK Infosec”). Due to a growing number of single-person households and increasing awareness for crime prevention, the security industry has been growing steadily in recent years. New markets for physical security have also been developing as a result of integrating cutting-edge ICT, such as big data, IoT and AI, and bio-recognition technologies. The domestic market size of the physical security industry expanded from Won 3.6 trillion in 2012 to Won 5.5 trillion in 2017 (average annual growth rate of 8.7%), and is expected to grow to Won 7.9 trillion (average annual growth rate of 7.5%) in 2022. The Company plans to expand its security business into one of its major business areas by leveraging such industry growth and synergies with its other ICT-based businesses.

In the online-to-offline (“O2O”) area, the Company is a leading player and continues to expand its market power with OK Cashbag, Korea’s largest loyalty mileage program, SyrupWallet, which offers smart shopping services utilizing its network of business partners and information technology such as big data, and other related services such as Gifticon and 11Pay. The Company focuses on the mobile platform to connect various on- and offline commerce service platforms that provide various benefits and information at the right place and the right time to give consumers a pleasant and convenient shopping experience and retailers an integrated marketing solution to reach their target audience. The Company intends to continue its efforts to secure the market leading position in these markets.

In the location-based services business area, the Company provides real time traffic information and various local information through its T-Map Navigation service. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, Onestore.

The Company is also engaged in display advertising and search engine-based advertising and provides contents and other services. Display advertising provides exposure to the advertiser’s brand in the form of flash media, images or videos. Search engine-based advertising provides exposure through the search results of specific keywords entered in the NATE search engine, and is utilized mostly by small and medium-sized advertisers. The Company also derives revenue by providing contents and other services.

See “II.1. Business Overview” for more information.

E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
October 26, 2015	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 26, 2015	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 26, 2015	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 19, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 19, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 19, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
April 27, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
May 11, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
May 12, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
May 19, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
May 20, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
May 20, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 5, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 5, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 6, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
April 10, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
April 11, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
April 16, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
May 29, 2018	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 31, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 4, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 18, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 4, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 7, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 8, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating

*

Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

*	Rating definition: “AA” - The certainty of principal and interest payment is extremely high with very low investment risk, but has slightly inferior factors compared to “AAA” rating.

(2)	Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
October 26, 2015	CP	A1	Korea Ratings	Regular rating
October 26, 2015	CP	A1	Korea Investors Service, Inc.	Regular rating
October 26, 2015	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
January 19, 2016	Short-term bond	A1	Korea Ratings	Current rating
January 19, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
January 19, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
April 27, 2016	CP	A1	Korea Ratings	Current rating
April 27, 2016	Short-term bond	A1	Korea Ratings	Current rating
May 11, 2016	CP	A1	Korea Investors Service, Inc.	Current rating
May 11, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
May 12, 2016	CP	A1	NICE Investors Service Co., Ltd.	Current rating
May 12, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
October 26, 2016	CP	A1	Korea Ratings	Regular rating
October 26, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 26, 2016	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 26, 2016	Short-term bond	A1	Korea Ratings	Regular rating
November 3, 2016	CP	A1	Korea Investors Service, Inc.	Regular rating
November 3, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
April 12, 2017	CP	A1	Korea Ratings	Current rating
April 12, 2017	CP	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	CP	A1	NICE Investors Service Co., Ltd.	Current rating
April 12, 2017	Short-term bond	A1	Korea Ratings	Current rating
April 12, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
October 30, 2017	CP	A1	Korea Ratings	Regular rating
October 30, 2017	CP	A1	Korea Investors Service, Inc.	Regular rating
October 30, 2017	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 30, 2017	Short-term bond	A1	Korea Ratings	Regular rating
October 30, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 30, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
April 10, 2018	CP	A1	Korea Investors Service, Inc.	Current rating
April 10, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 11, 2018	CP	A1	Korea Ratings	Current rating
April 11, 2018	Short-term bond	A1	Korea Ratings	Current rating
April 16, 2018	CP	A1	NICE Investors Service Co., Ltd.	Current rating
April 16, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
August 31, 2018	CP	A1	Korea Ratings	Regular rating
August 31, 2018	CP	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	CP	A1	NICE Investors Service Co., Ltd.	Regular rating

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
August 31, 2018	Short-term bond	A1	Korea Ratings	Regular rating
August 31, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
May 31, 2019	CP	A1	Korea Ratings	Current rating
May 31, 2019	Short-term bond	A1	Korea Ratings	Current rating
June 4, 2019	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 4, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 18, 2019	CP	A1	Korea Investors Service, Inc.	Current rating
June 18, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
October 4, 2019	CP	A1	Korea Ratings	Regular rating
October 4, 2019	Short-term bond	A1	Korea Ratings	Regular rating
October 7, 2019	CP	A1	Korea Investors Service, Inc.	Regular rating
October 7, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 8, 2019	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 8, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating

*

Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
October 27, 2015	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
November 3, 2015	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
November 4, 2015	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
March 30, 2016	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
July 20, 2016	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
October 24, 2016	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
October 23, 2017	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
April 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Current rating
April 9, 2018	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Current rating
May 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
May 10, 2018	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 15, 2018	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating
March 6, 2019	Bonds denominated in foreign currency	A- (Negative)	S&P Global Ratings	Regular rating
May 30, 2019	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 14, 2019	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating

(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing	Special listing and applicable regulations
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable	Not applicable

2. Company History

June 2015: Comprehensive exchange of shares of SK Broadband

April 2016: The spin-off and merger of the location-based services business and the mobile phone verification services business of SK Planet Co., Ltd. (“SK Planet”)

December 2017: Comprehensive exchange of shares of SK Telink Co., Ltd. (“SK Telink”)

December 2018: Comprehensive exchange of shares of SK Infosec

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors (the “Board of Directors”). At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director. At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Board of Directors. At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director. At the 34th General Meeting of Shareholders held on March 21, 2018, Young Sang Ryu was elected as an inside director and Youngmin Yoon was elected as an independent director and member of the audit committee of the Board of Directors. At the 35th General Meeting of Shareholders held on March 26, 2019, Seok-Dong Kim was elected as an independent director and member of the audit committee of the Board of Directors.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc. (“SK Hynix”), which became a subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its general meeting of shareholders.

On January 2, 2017, SK M&Service Co., Ltd. (“SK M&Service”), one of the Company’s subsidiaries, changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd. in accordance with a resolution at its general meeting of shareholders on December 26, 2016.

On October 23, 2018, Life & Security Holdings Co., Ltd. (“Life & Security Holdings”), one of the Company’s subsidiaries, changed its name to Life & Security Holdings Co., Ltd., from Siren Holdings Korea Co., Ltd., in accordance with a resolution at its extraordinary meeting of shareholders.

On March 28, 2019, Iriver Ltd., one of the Company’s subsidiaries, changed its name to Dreamus Company in accordance with a resolution at its general meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

(1)    Acquisition of shares of PS&Marketing

On February 20, 2014, the Board of Directors resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The date of investment was April 2, 2014, and the cumulative investment amount totaled Won 330 billion.

(2)    Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

(3)    Acquisition of shares of NSOK Co., Ltd. (“NSOK”) (formerly, Neosnetworks Co., Ltd.)

In order to acquire a new growth engine, the Company acquired a controlling stake in NSOK, a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of NSOK on April 2, 2014. The Company acquired an additional 50,377 shares in NSOK in April 2015 through a rights offering, resulting in an increase of its ownership to 83.9%.

(4)    Acquisition of shares of Iriver

On August 13, 2014, the Company purchased 10,241,722 shares (a 39.3% equity interest) of Iriver Ltd. (“Iriver”) from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited in order to foster application development and smartphone accessories as part of the Company’s growth engines. The Company holds a 48.9% equity interest of Iriver by acquiring additional shares in its rights offering. The Company does not hold a majority of the voting rights of Iriver but the Company has concluded that it has effective control, as it holds significantly more voting rights than any other shareholder or any organized group of shareholders.

(5)    Acquisition of shares of Shopkick, Inc. (“Shopkick”)

On October 10, 2014, SK Planet America LLC (“SKP America”), a subsidiary of the Company, acquired (through its 95.2%-owned subsidiary Shopkick Management Company, Inc. (“SMC”)) a 100.0% ownership interest in Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States. In the first half of 2016, SKP America acquired all remaining shares of SMC.

(6) Disposition of Shenzen E-Eye shares

In 2014, the Company entered into an agreement to dispose of its equity interest in Shenzen E-eye in order to focus its business portfolio on high-growth business areas in the Chinese ICT market. The sale was completed on March 23, 2015.

(7) Disposition of a portion of KEB Hana Card shares

On April 3, 2015, the Company sold 27,725,264 shares (10.4% out of the 25.4% equity interest the Company held prior to the sale) of KEB Hana Card Co., Ltd. to Hana Financial Group in cash. With the proceeds of such sale (Won 180 billion), the Company acquired equity interests in Hana Financial Group on April 17, 2015 through participation in a rights offering by Hana Financial Group. The Company plans to maintain its strategic alliance and pursue opportunities to create synergies with, Hana Financial Group.

(8) Comprehensive share exchange of SK Broadband

On March 20, 2015, the Board of Directors resolved to approve a share exchange transaction through which the Company acquired all of the shares of SK Broadband that it did not otherwise own in exchange for its treasury shares such that SK Broadband became a wholly-owned subsidiary of the Company.

•	Share exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of share exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the share exchange as a small-scale share swap: April 6, 2015

•	Meeting of the Board of Directors for approval of the share exchange: May 6, 2015

•	Date of the share exchange: June 9, 2015

(9) Establishment of Entrix Co., Ltd. (“Entrix”)

In July 2015, SK Planet spun off its cloud streaming division and established Entrix. The Company exchanged 1,300,000 shares of SK Planet for 1,300,000 shares of Entrix at the time of the spin-off and later acquired an additional 2,857,000 shares by participating in the recapitalization.

(10) Additional capital raise by NanoEnTek Inc.

In 2015, the Company acquired 1,090,155 shares through the additional capital raise by NanoEnTek Inc.

(11) Reclassification of Packet One Networks’ accounts

In 2015, the Company reclassified its investments in Packet One from investments in associates and joint ventures to assets classified as held for sale as the Company no longer had significant control over Packet One. The difference between the book value and the fair value of Won 37.4 billion at the time of reclassification was recognized as impairment loss.

(12) Acquisition of shares of SK Communications Co., Ltd. (“SK Communications”)

On October 1, 2015, the Company became the largest shareholder of SK Communications with a 64.54% equity interest through dividends in kind from SK Planet of 26,523,815 shares and the purchase of 1,506,130 shares over-the-counter.

(13) Acquisition of shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”)

On November 2, 2015, the Board of Directors resolved to approve the acquisition of CJ HelloVision’s shares from CJ O Shopping Co., Ltd. (“CJ O Shopping”) and on the same day, entered into a share purchase agreement with CJ O Shopping. In addition, on November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision and on the same day, entered into a merger agreement with CJ HelloVision and the closing of the merger was conditioned upon receipt of regulatory approval from relevant authorities. On July 25, 2016, the Company notified CJ O Shopping of the termination of the share purchase agreement and SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger.

(14) Tender offer of shares of CJ HelloVision

From November 2, 2015 to November 23, 2015, the Company purchased 6,671,933 shares of CJ HelloVision in a tender offer for up to 10,000,000 shares, paying Won 12,000 per share. Through this tender offer, the Company acquired an 8.61% equity interest in CJ HelloVision.

(15) Establishment of SK TechX Co., Ltd. and Onestore

In March 2016, SK Planet spun off its platform business and T Store business and established SK TechX Co., Ltd. (“SK TechX”) and Onestore. The Company exchanged 12,323,905 shares of SK Planet for 6,323,905 shares of SK TechX and 6,000,000 shares of Onestore at the time of the spin-off. The Company later acquired an additional 4,409,600 shares of Onestore at a purchase price of Won 22 billion by participating in the follow-on rights offering. The Company did not participate in the subsequent follow-on rights offering and as of September 30, 2019, the Company had a 65.5% interest in Onestore.

(16) Spin-off and merger of SK Planet’s location-based services business and mobile phone verification services business

Through the merger of SK Planet’s location-based services business and mobile phone verification services business into SK Telecom, the Company seeks to provide a solid base for continued growth, especially in the next generation platform business, and SK Planet plans to further concentrate its resources on its commerce business. The spin-off and merger was effective as of April 5, 2016 and was registered as of April 7, 2016. SK Planet is a wholly-owned subsidiary of the Company, and as the Company did not issue any new shares in connection with the merger, there was no change in the share ownership of the Company.

(17) Establishment of Hana-SK Fintech Corporation

In order to provide an everyday finance platform, the Company entered into a joint venture agreement with Hana Financial Group, in accordance with the resolution of the Board of Directors on July 28, 2016. Combining the Company’s leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation plans to provide innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services. SK Telecom holds a 49% equity stake in the joint venture, and Hana Financial Group holds the remaining 51%. Service of the everyday finance platform Finnq officially launched in the third quarter of 2017.

(18) Capital contribution of shares of NSOK for new shares of SK Telink

On October 25, 2016, the Company made a capital contribution of all shares of NSOK owned by the Company to SK Telink in exchange for 219,967 newly issued shares of SK Telink, which resulted in an increase of the Company’s equity interest in SK Telink to 85.86%.

(19) Acquisition of shares of SM Mobile Communications

In October 2016, the Company transferred the media platform businesses Hotzil and 5Ducks to SM Mobile Communications in exchange for 1,200,000 shares of SM Mobile Communications. As a result, the Company owned a 46.2% equity interest in SM Mobile Communications as of September 30, 2019.

(20) Exchange of shares of SK Communications

On November 24, 2016, the Board of Directors resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications. The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications. In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

(21) Acquisition of shares of Iriver

The Company acquired 4,699,248 shares of Iriver at a purchase price of Won 5,320 in connection with a capital contribution. The Company’s equity interest in Iriver following the acquisition is 45.9%. See “Report on Important Business Matters (Decision on Capital Increase)” filed on July 17, 2017 by Iriver for more information.

(22) Acquisition of newly issued shares of SK China Company Limited (“SK China”)

On July 28, 2017, the Company acquired newly issued shares of SK China to find investment opportunities in ICT and other promising areas of growth in China. In exchange for newly issued shares of SK China, the Company contributed its full equity interest in each of SKY Property Management Limited (“SKY”) and SK Industrial Development China Co., Ltd. (“SK IDC”) as well as cash, equal to the following amounts: 1) SKY stock: USD 276,443,440.64, 2) SK IDC stock: USD 108,072,007.67 and 3) Cash: USD 100,000,000.00. As a result of the acquisition, the Company holds 10,928,921 shares and a 27.27% of equity interest in SK China. See “Report on Decision on Acquisition of SK China Shares” filed by the Company on July 28, 2017 for more information about this transaction.

(23) Exchange of shares of SK Telink

On September 28, 2017, the Company disclosed a resolution approving the payment of cash consideration in lieu of the issuance of shares of SK Telecom in an exchange of shares of SK Telink. The amount of cash consideration was based on a share exchange ratio of 1:1.0687714. The exchange was completed on December 14, 2017, upon which exchange SK Telink became a wholly-owned subsidiary of the Company.

(24) Acquisition of shares of FSK L&S Co., Ltd.

On February 6, 2016, the Company acquired 2,415,750 shares of FSK L&S Co., Ltd. at a purchase price of Won 17.8 billion from SK Holdings Co., Ltd. (“SK Holdings”) to utilize its logistics sharing infrastructure with its counterparties and pursue new business opportunities. As a result of the acquisition, the Company had a 60% equity interest in FSK L&S Co., Ltd.

(25) Acquisition of shares of id Quantique SA

In order to increase the value of the Company by enhancing its position as the top MNO through utilizing quantum cryptography and by generating returns from its global business, the Company acquired an additional 41,157,506 shares of id Quantique SA on April 30, 2018. As a result, the Company owns a total of 58.1% of the issued and outstanding shares (44,157,506 shares), and has acquired control, of id Quantique SA.

(26) Acquisition of shares of Siren Holdings Korea Co., Ltd.

The Company acquired shares of Siren Holdings Korea Co., Ltd. (“SHK”), which wholly owns ADT CAPS, in order to strengthen its security business and expand its residential customer base. See “Report on Decision on Acquisition of Shares of Siren Holdings Korea Co., Ltd.” filed on May 8, 2018 for more information.

*

Siren Investments Korea Co., Ltd. merged with and into SHK with SHK as the surviving entity, following which CAPSTEC Co., Ltd. and ADT Security Co., Ltd., which were subsidiaries of ADT CAPS, became subsidiaries of SHK.

*	SHK changed its name to Life & Security Holdings Co., Ltd. in accordance with a resolution at its extraordinary meeting of shareholders on October 23, 2018.

(27) Capital increase of Iriver

On July 26, 2018, the board of directors of Iriver, a subsidiary of the Company, resolved to approve a capital increase of Won 70,000 million through third-party allotment and subsequently issued 7,990,867 common shares. The Company participated in the capital increase and paid Won 65,000 million to subscribe 7,420,091 common shares of Iriver on August 10, 2018, resulting in an increase of the Company’s ownership interest from 45.9% to 53.7%.

(28) Exchange of shares of SK Infosec

On October 26, 2018, the Company announced the decision of the Board of Directors to approve the comprehensive exchange of shares of SK Infosec for shares of the Company. The share exchange ratio was one common share of the Company to 0.0997678 common share of SK Infosec. The share exchange was completed on December 27, 2018, upon which SK Infosec became a wholly-owned subsidiary of the Company.

(29) Acquisition of shares of SK stoa Co., Ltd. (“SK Stoa”)

On April 25, 2019, the Board of Directors resolved to acquire the 100% equity interest in SK Stoa owned by SK Broadband, a subsidiary of the Company, in order to expand its T-commerce business and maximize synergies with other ICT businesses of the Company. The Company will acquire 3,631,355 shares of SK Stoa, representing the number of outstanding shares upon the completion of a contribution-in-kind by SK Broadband approved by its board of directors on April 24, 2019. The transaction is subject to governmental approvals as a closing condition, and the particulars of the transaction may change due to approval procedures and applicable laws.

(30) Acquisition of shares of Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”)

On April 26, 2019, the Board of Directors resolved to acquire shares of Tbroad Nowon to enhance the Company’s competitiveness in the media business pursuant to a share purchase agreement with Tbroad Nowon’s largest shareholder, Tbroad Co., Ltd. (“Tbroad”). The Company will acquire a 55.00% equity interest, or 627,000 shares, of Tbroad Nowon at a purchase price of Won 10.4 billion. The expected date of acquisition has changed from November 7, 2019 to February 28, 2020 due to the extended review and approval process of relevant authorities. The transaction is subject to governmental approvals as a closing condition, and the particulars of the transaction may change due to approval procedures and applicable laws. The transaction may also be terminated by written consent by the parties or for cause pursuant to the terms of the share purchase agreement. See the report on “Decision on Acquisition of Tbroad Nowon” filed by the Company on April 26, 2019 for more information.

(31) Disposal of shares of SMC and Shopkick

On June 11, 2019, SKP America, a subsidiary of the Company, disposed of its 100% equity interest in SMC and SMC’s wholly-owned subsidiary Shopkick.

(32) Acquisition of shares of Incross Co., Ltd. (“Incross”)

On June 28, 2019, the Company acquired 2,786,455 shares of Incross in order to strengthen its digital advertising business. The Company’s equity interest in Incross following the acquisition is 34.6%. See the report on “Decision on Acquisition of Shares of Incross” filed by the Company on April 11, 2019, as amended on June 3, 2019 for more information.

(33) Capital increase of Content Alliance Platform Inc. (“Content Alliance Platform”)

The Company participated in a capital increase by Content Alliance Platform in the amount of Won 90 billion through third-party allotment in order to provide innovative media services and contents to customers and to enhance its competitiveness as a differentiated mobile OTT platform. See the report on “Participation in Capital Increase by Content Alliance Platform” filed by the Company on April 5, 2019, as amended on June 28, 2019.

(34) Acquisition of newly-issued shares of Kakao Corp. (“Kakao”)

In order to pursue a strategic alliance with Kakao, the Company acquired newly-issued common shares of Kakao in the aggregate amount of approximately Won 300 billion through third-party allotment. Kakao acquired treasury shares of the Company. See the report on “Results of Disposal of Treasury Shares” filed by the Company on November 5, 2019 for more information.

[SK Broadband]

(1) Share Exchange

On March 20, 2015, the board of directors of SK Broadband resolved to approve the comprehensive exchange of shares of SK Broadband for shares of the Company. The share exchange was approved at the extraordinary meeting of shareholders held on May 6, 2015. Subsequent to the share exchange, the Company became the parent company of SK Broadband with 100% ownership and remained a listed corporation on the KRX KOSPI Market, and SK Broadband became a wholly-owned subsidiary of the Company and was delisted from the KRX KOSDAQ Market. There was no change in the share ownership interest of the Company’s existing shareholders or the Company’s management in connection with the Share Exchange.

(2) Merger among Subsidiaries and Affiliates

On July 29, 2015, the board of directors of SK Broadband approved the acquisition of SK Planet’s Hoppin business through a spin-off and subsequent merger transaction pursuant to Article 530-2 of the Korean Commercial Code, with both SK Broadband and SK Planet remaining as existing companies. The spin-off and subsequent merger were effective as of September 1, 2015, and on the same day, SK Broadband issued 2,501,125 new common shares resulting from the merger, allotting 0.0349186 common shares of SK Broadband per one common share of SK Planet to SK Telecom, SK Planet’s sole shareholder.

(3) Merger with CJ HelloVision

On November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision such that CJ HelloVision would be the surviving entity and SK Broadband would be the non-surviving entity. The largest shareholder of the merged entity would be SK Telecom with an equity interest of 78.35%. On February 26, 2016, the entry into the merger agreement was resolved as proposed by SK Broadband’s shareholders.

On July 25, 2016, SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger. On July 27, 2016, SK Broadband’s board of directors resolved to terminate the merger agreement as proposed. Subsequently, the merger agreement is no longer effective and all procedures related to the merger, including the issuance of new shares, were terminated.

(4) Establishment of a subsidiary

On May 23, 2017, SK Broadband’s board of directors resolved to approve the establishment of a subsidiary. On June 5, 2017, SK Broadband established Home & Service Co., Ltd. (“Home & Service”), a subsidiary responsible for the management of customer service operations, in order to enhance SK Broadband’s competitiveness by strengthening its customer service and strategically developing its home Value Delivery channel and to create quality jobs. Home & Service was incorporated by SK Broadband under the Korean Commercial Code. The subsidiary was capitalized at Won 46 billion (9,200,000 shares with par value of Won 5,000 per share), and SK Broadband holds a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on July 1, 2017, from which arises a duty to report to the Fair Trade Commission.

(5) Spin-off

On August 16, 2017, SK Broadband’s board of directors resolved to approve the spin-off of its T-commerce subsidiary to enhance the competitiveness and managerial efficiency of its T-commerce business (data broadcasting and commercial retail platform service through TV home shopping channels) through a spin-off and subsequent establishment of a subsidiary pursuant to Article 530-2 and 530-12 of the Korean Commercial Code, with both companies from the simple vertical spin-off remaining as existing companies. The spin-off was effective as of December 1, 2017, and the subsidiary was capitalized at Won 15 billion (3,000,000 shares with par value of Won 5,000 per share), with SK Broadband holding a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on January 1, 2018, from which arises a duty to report to the Fair Trade Commission.

(6) Transfer of business

On April 5, 2019, SK Broadband’s board of directors resolved to approve an agreement for the transfer of its OTT service, oksusu, to Content Alliance Platform (POOQ), a joint venture among KBS, MBC and SBS, in an effort to lead the Korean market and expand globally as a Korean OTT service operator by combining the capabilities of telecommunications and broadcasting companies. The transaction was completed on September 18, 2019.

(7) Transfer of subsidiary shares

On April 24, 2019, SK Broadband’s board of directors approved the transfer of its 100% equity interest (3,631,355 shares) in SK Stoa, a subsidiary of SK Broadband, to SK Telecom in order to further expand the Company’s T-commerce business and enhance synergies with other ICT businesses of the Company. The number of shares to be transferred refers to the number of shares that would be outstanding upon the completion of an in-kind contribution by SK Broadband of studio and broadcasting equipment to SK Stoa in exchange for newly-issued shares of SK Stoa. The transaction is subject to governmental approvals as a closing condition, and the particulars of the transaction may change due to approval procedures and applicable laws.

(8) Merger with Tbroad, Tbroad Dongdaemun Broadcasting Co., Ltd. (“Tbroad Dongdaemun”) and Korea Digital Cable Media Center (“KDMC”)

On April 26, 2019, in order to enhance SK Broadband’s competitiveness as a comprehensive media business and pursue synergies, its board of directors resolved to enter into a merger agreement pursuant to which Tbroad, Tbroad Dongdaemun and KDMC will merge with and into SK Broadband, with SK Broadband as the surviving entity. SK Telecom will remain the largest shareholder of the surviving company. The transaction is subject to governmental approvals as a closing condition, and the particulars of the transaction may change due to approval procedures and applicable laws. See the report on “Decision on SK Broadband’s Merger with Tbroad, Tbroad Dongdaemun and KDMC” filed by the Company on April 26, 2019 for more information.

[SK Planet]

On May 29, 2015, the board of directors of SK Planet resolved to spin off its cloud streaming division on July 1, 2015 in order to strengthen its business capabilities and expand overseas. The spin-off ratio was 0.9821740 for the surviving company to 0.0178260 for the newly-established company, and the capital reduction ratio was 1.7825968%.

On July 29, 2015, the board of directors of SK Planet resolved to spin off its Hoppin business, which was merged into SK Broadband on September 1, 2015, in order to unify capabilities within the business and maximize synergies to improve its competitive power in the Korean and international mobile media market. SK Planet issued 2,501,125 new common shares in connection with this transaction, and the merger ratio between SK Planet and SK Broadband was 0.0349186:1.

On December 29, 2015, the board of directors of SK Planet resolved to merge Commerce Planet Co., Ltd., its wholly-owned subsidiary, into SK Planet to generate synergies by uniting capabilities to promote its commerce business. The merger was effective as of February 1, 2016, and SK Planet did not issue any new shares in connection with the merger.

Effective as of March 1, 2016, SK Planet spun off its platform business and T Store business in order to enhance the competitiveness of each business for future growth.

Effective as of April 5, 2016, SK Planet spun off its location-based services business and mobile phone verification services business and merged them into the Company in order to further concentrate its resources on its commerce business.

On May 29, 2017, the board of directors of SK Planet resolved to transfer the operations and assets related to its BENEPIA business for Won 7.5 billion to SK M&Service as of July 1, 2017.

On July 17, 2017, the board of directors of SK Planet resolved to (1) spin-off SK Planet’s advertising agency business as a newly established company, SM Contents & Communications, in order to strengthen the competitiveness of the business for future growth, which spin-off was effective as of October 1, 2017 and (2) sell 100% of its shares of SM Contents & Communications to SM Culture & Contents Co., Ltd. to further concentrate business capabilities and efficiently allocate management resources. The closing date of the sale transaction was October 24, 2017.

On June 19, 2018, the board of directors of SK Planet resolved to spin off its 11st business (including Scinic, Gifticon and 11Pay) into a newly established company, effective as of September 1, 2018, in order to enhance the level of specialization and competitiveness of its businesses by strengthening their core competencies and obtain further growth potential of the businesses. See the “Report on Decision on Spin-off of SK Planet’s 11st Business” filed on June 19, 2018 for more information.

On June 19, 2018, the board of directors of SK Planet resolved to merge SK TechX with and into SK Planet, effective as of September 1, 2018, with a merger ratio between SK Planet and SK TechX of 1:3.0504171, in order to enhance management efficiency and create synergies. See the “Report on Decision on Merger of SK TechX into SK Planet” filed on June 19, 2018 for more information.

[SK Telink]

(1) Acquisition of shares of NSOK

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of NSOK owned by SK Telecom. On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of NSOK, pursuant to which NSOK became a wholly-owned subsidiary of SK Telink.

In accordance with the resolution of its board of directors on April 12, 2017, SK Telink acquired 525,824 additional shares of NSOK pursuant to a rights offering for an aggregate amount of Won 40.0 billion (or Won 76,071 per share), resulting in SK Telink’s ownership of 1,012,459 shares (a 100% equity interest) of NSOK.

(2) Comprehensive exchange of shares

On September 28, 2017, SK Telink’s board of directors approved a comprehensive exchange of shares with SK Telecom, pursuant to which SK Telecom would acquire SK Telink’s remaining outstanding shares for cash consideration in lieu of issuance of shares of SK Telecom. The share exchange agreement was subsequently approved at the extraordinary general meeting of shareholders held on November 9, 2017.

Following the exchange, there were no changes to SK Telecom’s share ownership interest level or to management structure, and SK Telecom and SK Telink will remain as corporate entities. SK Telink became a wholly-owned subsidiary of SK Telecom and remains as an unlisted corporation, while SK Telecom remains as a listed corporation.

(3) Disposal of NSOK shares

Pursuant to the resolution of its board of directors on October 8, 2018, SK Telink entered into an agreement to sell 1,012,459 shares of NSOK (representing a 100.00% equity interest) to Life & Security Holdings. The date of sale was October 10, 2018, and the sale consideration amount was Won 100 billion. See “Report on Disposal of Shares of Related Party” filed on October 8, 2018 by SK Telink for more information about this transaction.

[NSOK]

(1) Acquisition of the unmanned electronic security business of Joeun Safe Co., Ltd.

On March 31, 2015, NSOK acquired the unmanned electronic security business of Joeun Safe to expand its unmanned security business. The acquisition cost, which had been reported on January 5, 2015 as Won 19.4 billion, was subject to adjustment depending on the customer transfer rate. The final acquisition cost was determined to be Won 16.9 billion.

(2) Merger into ADT CAPS

NSOK decided to merge itself into ADT CAPS to create synergies and achieve management efficiency through the combination of assets, technology and management resources. The effective date of the merger was December 1, 2018, and the merger ratio was 1:0. See “Report on Decision to Merge NSOK” filed on October 10, 2018 for more information about this transaction.

[SK Communications]

(1) Disposition of the Cyworld service

Pursuant to the resolution of its board of directors on March 6, 2014, SK Communications sold its Cyworld service and certain related assets to Cyworld Co., Ltd. for Won 2.8 billion on April 8, 2014.

(2) Change in the largest shareholder

On September 24, 2015, SK Telecom and SK Planet entered into a share transfer agreement to transfer all of the shares of SK Communications held by SK Planet to SK Telecom. The agreement became effective on October 1, 2015, making SK Telecom the largest shareholder of SK Communications.

(3) Comprehensive share exchange

Pursuant to the resolution of its board of directors on November 24, 2016, SK Communications entered into a comprehensive share exchange agreement with SK Telecom on November 25, 2016. Upon the consummation of the share exchange on February 7, 2017, SK Communications became a wholly-owned subsidiary of SK Telecom.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile wing of SK Networks. On the same day, the board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd (“LCNC”). The acquisitions were completed on April 30, 2014 at a purchase price of Won 124.5 billion for the assets acquired from SK Networks and a purchase price of Won 10 billion for the assets acquired from LCNC.

[Dreamus Company]

(1) Merger with Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Dreamus Company merged Iriver CS, a subsidiary of the Company, with and into itself on January 31, 2015, with the purpose of enhancing competitiveness through management rationalization and maximization of synergy. The merger was completed based on a merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively. Since this merger qualified as a small-scale merger, the approval of the merger by a resolution of the board of directors substituted for the approval by a general meeting of shareholders.

(2) Acquisition of shares of S.M. Life Design Company Japan Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company approved a contract to acquire a total of 1,000,000 shares of S.M. Life Design Company Japan Inc. (a 100% equity interest) from S.M. Entertainment Japan Co., Ltd. with the purposes of entering foreign markets and maximizing business synergy. Dreamus Company acquired control of S.M. Life Design Company Japan Inc. upon its completion of payment for the shares on September 1, 2017.

(3) Merger of S.M. Mobile Communications JAPAN Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company decided to merge with S.M. Mobile Communications JAPAN Inc., a contents and information distribution company, with the purpose of reinforcing its contents based device business and enhancing managerial efficiency. As of October 1, 2017, Dreamus Company merged S.M. Mobile Communications JAPAN Inc. into it with a merger ratio of 1:1.6041745, based on which Dreamus Company issued 4,170,852 new common shares.

(4) Acquisition of important assets (Supply and distribution rights for music and digital contents)

On February 28, 2018, Dreamus Company entered into an agreement with S.M. Entertainment Co., Ltd. to acquire supply and distribution rights for music and digital contents of S.M. Entertainment Co., Ltd., JYP Entertainment Corporation and Big Hit Entertainment. Through this arrangement, the Company plans to increase sales by entering the music and sound recording industries and to create synergies through strategic alliances.

(5) Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, groovers Japan Co., Ltd. and SM Mobile Communications Japan Inc., each of which is a Japanese subsidiary of Dreamus Company, completed their merger with groovers Japan Co., Ltd. as the surviving entity, effective as of July 1, 2018.

(6) Investment in groovers Inc. (“Groovers”)

On July 26, 2018, the board of directors of Dreamus Company resolved to make an equity investment of Won 11,000 million (2,200,000 common shares) in Groovers for the purposes of providing operating funds to improve its financial structure and pursue new businesses. Payment was completed on July 27, 2018, and the Company’s ownership interest after such equity investment is 100%.

(7) Transfer of Music Mate business between Groovers and SK TechX

On August 31, 2018, pursuant to the resolutions of its board of directors and the extraordinary meeting of shareholders, each of which was held on June 28, 2018, Groovers acquired all properties, assets and rights related to the Music Mate streaming service from SK TechX for Won 3,570 million.

(8) Merger of Groovers

Pursuant to the resolution of its board of directors on December 26, 2018, Dreamus Company merged Groovers, a provider of music, contents and other services, with and into itself on March 1, 2019, in order to seek synergies by integrating management resources and enhance management efficiency. The merger was completed based on a merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on March 1, 2019 and March 5, 2019, respectively. Since this merger qualified as a small-scale merger, the approval of the merger by a resolution of the board of directors substituted for the approval by a general meeting of shareholders.

(9) Disposal of shares of Iriver Inc.

Pursuant to the resolution of its board of directors on July 18, 2019, Dreamus Company disposed of all of its shares in Iriver Inc., effective as of September 1, 2019, with the goal of achieving sustainable growth of its device business by improving its financial structure and profitability and maintaining its business expertise and continuity of operations.

[SK M&Service]

(1) Acquisition of SK Planet’s BENEPIA business

Pursuant to the resolutions of its board of directors and its extraordinary shareholders meeting held on May 29, 2017, SK M&Service decided to acquire SK Planet’s BENEPIA business (including agency service for the Flexible Benefit Plan and related tangible and intangible assets, goodwill, systems, etc.) for Won 7.5 billion on July 1, 2017.

[Life & Security Holdings]

(1) Spin-off and merger of certain businesses of ADT CAPS

On May 18, 2018, in order to seek a more efficient corporate structure through reorganization, Life & Security Holdings spun off ADT CAPS’ holding company business (i.e., the business of controlling its subsidiaries CAPSTEC Co. Ltd. and ADT SECURITY Co., Ltd. through the ownership of shares of these subsidiaries) from ADT CAPS and merged it with and into Life & Security Holdings, with Life & Security Holdings and ADT CAPS surviving these transactions.

[ADT CAPS]

(1) Merger of NSOK

On October 8, 2018, ADT CAPS merged NSOK, which operated an unmanned security business, with and into itself to seek new sources of growth, taking into account the growth potential of the physical security market.

[Eleven Street]

(1) Establishment of Eleven Street Co., Ltd. (“Eleven Street”)

On July 31, 2018, the board of directors of SK Planet resolved to spin off its 11st business division (including Scinic, Gifticon and 11Pay) into a newly established company, Eleven Street, effective as of September 1, 2018. In the spin-off, newly issued shares of the spun-off company were allocated in proportion to the equity interest of the shareholders as of the date of such allocation, at a ratio of 0.14344419 newly issued share for 1 share of SK Planet (8,383,931 common shares).

(2) Capital increase of Eleven Street

Pursuant to the resolution of the board of directors on September 7, 2018, Eleven Street issued new shares through a third-party allotment in order to increase its capital, allocating all such new shares to Nile Holdings Co., Ltd. The payment date was September 28, 2018. After the capital increase, SK Telecom holds a 80.26% interest in Eleven Street. See “Report on Decision on Capital Increase of Eleven Street Co., Ltd.” filed by the Company on September 7, 2018 for more information.

(3) Acquisition of shares of Hello Nature Co., Ltd. (“Hello Nature”)

On October 10, 2018, Eleven Street acquired 281,908 shares of Hello Nature, a fresh food delivery service provider, from SK Planet for Won 29.9 billion. As a result of this acquisition, Eleven Street owns a 49.90% interest in Hello Nature.

(4) Acquisition of shares of KOREACENTER Co., Ltd. (“KOREACENTER”)

Pursuant to the resolution of the board of directors on December 26, 2018, Eleven Street acquired 578,521 shares owned by the shareholders of KOREACENTER (Gi Rok Kim and three other individuals) and 578,521 newly issued shares of KOREACENTER, for a total consideration of Won 27.5 billion, in order to form a strategic alliance and promote its commerce services and global business.

(5) Share repurchase

Pursuant to the resolution at its general shareholders’ meeting held on March 26, 2019 approving a share repurchase and the resolution of its board of directors held on April 26, 2019 approving the terms of such repurchase, Eleven Street repurchased 158,429 units of its own shares from SK Planet for Won 42.5 billion and 203 units of its own shares from certain other shareholders (Young-hoon Jeon and four others) for Won 50 million, effective as of August 30, 2019, in order to enhance the value of its shares. As a result of this repurchase, Eleven Street owns 1.55% of its total shares issued as treasury shares.

[SK Infosec]

(1) Merger of Bizen Co., Ltd. (“Bizen”)

Pursuant to a resolution of its board of directors on November 28, 2014, SK Infosec decided to merge Bizen with and into itself, with SK Infosec as the surviving entity, effective as of January 20, 2015, in order to strengthen its competitiveness through the creation of business synergies. The merger was completed based on a merger ratio of 1:0.0797984.

(2) Comprehensive exchange of shares

On October 25, 2018, the board of directors of SK Infosec resolved to enter into a share exchange agreement with SK Telecom pursuant to which the shareholders of record of SK Infosec would be allotted 0.00997678 treasury share of SK Telecom in exchange for one common share of SK Infosec on December 27, 2018, after which SK Infosec would become a wholly-owned subsidiary of SK Telecom. The share exchange agreement was executed on November 26, 2018 and the comprehensive share exchange was completed on December 27, 2018.

3. Total Number of Shares

A.	Total Number of Shares

(As of September 30, 2019)		(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	8,875,883	—	8,875,883	—
VI. Number of shares outstanding (IV-V)	71,869,828	—	71,869,828	—

*

On November 5, 2019, the Company sold 1,266,620 treasury shares to Kakao pursuant to Article 342 of the Korean Commercial Code in order to strengthen collaboration with Kakao through a strategic alliance. As of November 14, 2019, the Company holds 7,609,263 treasury shares (9.42% of total shares issued). See the report on “Results of Disposal of Treasury Shares” filed by the Company on November 5, 2019 for more information.

B.	Treasury Shares

(1)	Acquisitions and dispositions of treasury shares

(As of September 30, 2019)	(Unit: in shares)

Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	8,875,883	—	—	8,875,883	—
			Preferred shares	—	—	—	—	—
		Direct over- the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	8,875,883	—	—	8,875,883	—
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total			Common shares	8,875,883	—	—	8,875,883	—
			Preferred shares	—	—	—	—	—

*

On November 5, 2019, the Company sold 1,266,620 treasury shares to Kakao pursuant to Article 342 of the Korean Commercial Code in order to strengthen collaboration with Kakao through a strategic alliance. As of November 14, 2019, the Company holds 7,609,263 treasury shares (9.42% of total shares issued). See the report on “Results of Disposal of Treasury Shares” filed by the Company on November 5, 2019 for more information.

4. Status of Voting Rights

(As of September 30, 2019)	(Unit: in shares)

Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	8,875,883	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	71,869,828	—
	Preferred share	—	—

5. Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 32nd General Meeting of Shareholders held on March 18, 2016.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 393rd Board of Directors’ Meeting on July 28, 2016.

(3)	Distribution of cash dividends was approved during the 33rd General Meeting of Shareholders held on March 24, 2017.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 404th Board of Directors’ Meeting on July 28, 2017.

(5)	Distribution of cash dividends was approved during the 34th General Meeting of Shareholders held on March 21, 2018.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 416th Board of Directors’ Meeting on July 26, 2018.

(7)	Distribution of cash dividends was approved during the 35th General Meeting of Shareholders held on March 26, 2019.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(8)	Distribution of interim dividends of Won 1,000 was approved during the 426th Board of Directors’ Meeting on July 25, 2019.

B.	Dividends for the Last Three Fiscal Years

	(Unit: in millions of Won, except per share data and percentages)
Classification		As of and for the nine months ended September 30, 2019	As of and for the year ended December 31, 2018	As of and for the year ended December 31, 2017
Par value per share (Won)		500	500	500
(Consolidated) Net income		907,112	3,127,887	2,599,829
Net income per share (Won)		11,234	44,066	36,582
Total cash dividend		71,870	717,438	706,091
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		7.9	22.9	27.2
Cash dividend yield ratio (%)	—	0.4	3.7	3.6
	—	—	—	—
Stock dividend yield ratio (%)	—	—	—	—
	—	—	—	—
Cash dividend per share (Won)	—	1,000	10,000	10,000
	—	—	—	—
Stock dividend per share (share)	—	—	—	—
	—	—	—	—

*	Net income per share means basic net income per share. The cash dividend per share amounts include the respective interim cash dividend per share amounts.

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, (3) commerce business, and (4) other businesses consisting of security services, platform services and Internet portal services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK ons Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd	Management and operation of customer centers

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video-on-demand (“VOD”), and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) business
	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services
Commerce	Eleven Street Co., Ltd.	E-commerce and Internet-related businesses

Other business	SK Planet Co., Ltd.	Information telecommunications business and development and supply of software
	ADT CAPS Co., Ltd.	Unmanned machine-based security and manned security services
	SK Infosec Co., Ltd.	Comprehensive information protection services and integrated computer system consulting and implementation services
	Onestore Co., Ltd.	Operate app store
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	Dreamus Company (formerly known as Iriver Ltd.)	Audio and video device manufacturing
	SK M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	Life & Security Holdings Co., Ltd.	Holding company
	K-net Culture and Contents Venture Fund	Start-up investment support
	SKP America LLC	Sourcing and provision of digital contents
	Atlas Investment	Investments

[Wireless Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly.

In the first half of 2014, wideband LTE-A service was commercialized and on December 29, 2014, tri-band LTE-A service with a maximum speed of 300 Mbps was also commercialized. Since June 2017, through the commercialization of 5band CA technology, which is considered the final stage of LTE development, the Company has provided 4.5G service at the speed of 700Mbps to 900Mbps. Since early 2018, the Company was the first to start providing LTE services with a speed of up to 1 Gbps. Such achievements were the building blocks towards the Company’s LTE penetration exceeding 80% as of December 31, 2018.

The Company began its first 5G transmission in December 2018, signaling the beginning of the 5G era. Following the initial operation of “5G-AI Machine Vision” for its first 5G customer, the Company launched the world’s first 5G subscription services in April 2019. The Company has 1.54 million 5G customers as of September 30, 2019, and expects to reach 2 million 5G customers by the end of 2019. The Company has determined that 5G services would draw the highest level of interest from, and have the greatest impact on, customer experiences relating to media, augmented reality (“AR”) / virtual reality (“VR”) and games, and is launching services related to these areas. In the future, the Company will aim to lead the 5G era with differentiated content in various areas such as sports and entertainment.

B.	Growth Potential

(Unit: in 1,000 persons)

Classification		As of September 30,	As of December 31,
		2019	2018	2017
Number of subscribers	SK Telecom	28,142	27,382	26,753
	Others (KT, LGU+)	31,135	29,989	28,375
	MVNO	7,956	7,989	7,523
	Total	67,233	65,360	62,651

*	Source: Wireless subscriber data from the Ministry of Science and ICT (“MSIT”) as of September 30, 2019.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i)

brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii)

product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii)	sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company.

(Unit: in percentages)

Classification	As of September 30,	As of December 31,
	2019	2018	2017	2016
Mobile communication services	46.5	47.3	48.2	49.1

*	Source: Wireless subscriber data from the MSIT as of September 30, 2019.

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts.

As a result of positive customer responses to a series of customer value innovation programs that the Company pursued in 2018, such as no-contract plans, safe roaming and the T Plan, as well as its position as the top player in the 5G services market in terms of number of subscribers, the Company achieved a net increase of approximately 9,000 wireless subscribers in the third quarter of 2019. The churn rate remained relatively stable at a record low of 1.0% (excluding MVNO subscribers). In the third quarter of 2019, the Company recorded revenue of Won 4,561.2 billion and an operating profit of Won 302.1 billion on a consolidated basis, and revenue of Won 2,911.5 billion and an operating profit of Won 252.8 billion on a separate basis.

In the telecommunications technology domain, following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial wideband LTE-A services in June 2014. The Company launched tri-band LTE-A services in December 2014 and 5band 4.5G services in June 2017. In the first quarter of 2018, the Company commenced providing LTE services of up to 1 Gbps by utilizing five-band carrier aggregation technology and 4T4R technology. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services and full high definition mobile IPTV streaming services, the Company has innovated its customers’ data usage experience. In June 2018, the Company secured frequency bandwidths that are optimal for the commercialization of 5G services at a reasonable bid price. In the fourth quarter of 2018, the Company began to build its 5G networks, focusing on Seoul and other metropolitan areas. The Company began its first 5G transmission in December 2018 and is focusing on establishing 5G networks with enhanced stability and security through the application of quantum cryptography communication and AI networks. In April 2019, the Company launched the world’s first 5G subscription services and is leading the 5G era by providing differentiated content in areas including media, AR/VR and games.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, ‘SK 7Mobile,’ which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students. An MVNO leases the networks of an MNO and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

SK ons, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. Network quality is a core competitive factor for not only the traditional consumer market but also for the expanding B2B market, and its importance will only increase in the 5G network era.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

The Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. The competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+. Growing competition within the industry has promoted rapid technological evolution, including the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications. In general, the fixed-line and wireless services markets have been characterized by relatively high profitability, cash flows and financial stability.

The high-speed Internet segment operates in a highly mature market. While the number of new subscribers has been decreasing, the segment has shown growth in specialized markets such as one-person households and SOHO (Small Office Home Office), as well as continued growth centered around the premium Giga-Internet services. In the case of IPTV services, the conversion rate to digital television in the overall paid broadcasting market has been increasing, and the proportion of IPTV subscribers among high-speed Internet users has been expanding. Although the total number of new subscribers in the segment has been decreasing, the segment is experiencing rapid growth in the consumption of paid contents due to changes in customer viewing patterns and the diversification of contents, and the platform business such as media advertising also continues to expand. In order to satisfy the diversifying needs of customers and the trend of combining or fusing services, industry players are providing differentiated contents and incorporating AI and big data technologies, resulting in increased competition in the industry. Such competition will present new growth opportunities in the home platform area in connection with the fourth industrial revolution in the future. For business customers, the Company is introducing new technologies and strengthening its competitiveness to secure a stable source of revenue, while expanding its efforts to secure competitiveness in new growth areas such as platform and solution businesses.

B.	Growth Potential

(Unit: in 1,000 persons)

Classification		As of September 30,	As of December 31,
		2019	2018	2017
Fixed-line Subscribers	High-speed Internet	21,764	21,286	20,989
	Fixed-line telephone	13,783	14,334	15,039
	IPTV (real-time)	15,391	14,717	13,314

*	Source: MSIT website.
*

The number of IPTV subscribers is based on the relevant report released by the MSIT on May 9, 2019 and the number of subscribers as of September 30, 2019 was calculated based on the average number of subscribers in the last six months of 2018.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are comparatively less sensitive to cyclical economic changes as such services have become more of a necessity and the market has matured. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

D.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

(Unit: in percentages)

Classification	As of September 30,	As of December 31,
	2019	2018	2017
High-speed Internet (including resales)	26.1	25.4	24.9
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	16.7	16.8	16.9
IPTV	30.2	30.3	30.6

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*

The market share of IPTV subscribers is based on the relevant report released by the MSIT on May 9, 2019 and the market share as of September 30, 2019 was calculated based on the average number of subscribers in the last six months of 2018.

In each of its principal business areas, SK Broadband principally competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

E.	Business Overview and Competitive Strengths

For the third quarter of 2019, SK Broadband recorded Won 863.8 billion in revenue, Won 36.6 billion in operating profit and Won 35.0 billion in profit for the period on a consolidated basis (including discontinued operations). The overall increase in revenue was primarily driven by a record-high quarterly revenue from paid contents of its IPTV services. The number of subscribers to each of its high-speed Internet, residential fixed-line telephones, VoIP services and IPTV services was 5.57 million, 2.15 million, 1.61 million and 5.08 million, respectively (resulting in the total number of telephone subscribers being 3.76 million subscribers).

In the case of high-speed Internet, quarterly revenue increased marginally compared to the previous quarter as a result of increases in new subscribers and Giga Internet subscribers, whereas the average revenue per user decreased compared to the previous quarter due to certain promotional events. In the case of Giga Internet, SK Broadband has continued to increase the proportion of subscribers of premium services to approximately 37%, thereby continuing to enhance the composition of its customers. SK Broadband will continue its efforts to improve customer value through promoting the growth of the Giga Internet subscriber base and expand the marketing capabilities of distribution channels through innovations in the distribution structure.

SK Broadband’s IPTV service business continued its steady growth, with revenue from paid contents in the third quarter of 2019 increasing by approximately 18% compared to the third quarter of 2018, thereby achieving its highest quarterly revenue to date. SK Broadband has laid the foundation for its transformation into a lifestyle platform with the launch of new forms of products and services, such as B tv PICK and Bt Beer, and has strived to increase customer loyalty by holding various customer appreciation events under the theme of “Five Million Summers” to celebrate reaching 5 million B tv subscribers. In the future, SK Broadband will seek to grow into a customer-oriented business by continuing to provide differentiated customer value through offerings and product recommendations that are tailored to various customer needs.

In the case of its corporate business, revenue in the third quarter of 2019 decreased compared to the previous quarter as a result of one-off events during the previous quarter such as the entry into large-customer contracts and one-time sales from internet data centers, but such decrease in revenue was offset by increased sales in exclusive fixed-line services. The corporate business will improve its competitiveness with enhanced services based on the development of new technologies and continue the growth of its core and growth businesses by promoting entry into new markets. In addition, the corporate business will continue its expansion in the ICT sector, such as CDN and converged security, in order to secure a foundation for its mid- to long-term growth.

SK Telink, a provider of international telecommunications service, has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed the Company to expand its international calling services to fixed-line international calling services. In 2005, SK Telink obtained a license to operate VoIP services and local calling value-added services to develop into a versatile fixed-line telecommunications service provider. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business as a comprehensive ICT service provider, including international satellite calling services (Internet, wireless and fixed-line calling services on ships, aircraft and in polar regions), and video conference call services while aiming to satisfy the diverse needs of customers by providing quality solutions at reasonable prices.

[Commerce Business]

A.	Industry Characteristics

Electronic commerce, or e-commerce, refers to transactions of goods and services that are processed electronically by information processing systems, such as personal computers, and can be classified into “online order” and “online order brokerage” businesses. The mail order brokerage business refers to the act of intermediating a transaction between a seller and a buyer by an online shopping mall, and the online order business refers to direct sales of goods and services by an online shopping mall. Online shopping malls can be categorized, based on the range of products that they handle, into special malls that handle products limited to specific categories and general malls that handle products across multiple categories. The Korean e-commerce market started to grow in the early 2000s with the spread of the Internet, and it is now going through a second period of growth in the form of mobile commerce as a result of the removal of time and space constraints on shopping following the proliferation of smartphones beginning in 2010, the simplification and improved convenience of payment services, the expansion of fast delivery, the combination of offline and online shopping experiences (omni-channel and O2O services) and advancements in personalization and recommendation services based on AI. 11st, which is an online order brokerage business, is known as an “open market business” within the e-commerce market. As a result of leading the trend of mobile commerce and pursuing innovative customer experience since the early stages of its business, 11st has grown into a major player in the e-commerce market.

B.	Growth Potential

As of December 31, 2018, the size of the Korean e-commerce market was Won 112 trillion, accounting for approximately 25% of the total online and offline distribution market and demonstrating rapid growth at an annual average growth rate of over 20% for the past three years. In addition, mobile transactions accounted for 62% of the total e-commerce transaction value in 2018, after surpassing 50% for the first time in 2016. Considering the current acceleration in the shift of products traditionally sold offline, such as food products, food delivery services, apparels and household products, to the mobile e-commerce platform, mobile e-commerce is expected to continue its growth in the future.

Year	2016	2017	2018
E-commerce transaction value	Won 66 trillion	Won 94 trillion	Won 114 trillion
Annual growth rate	21.6%	43.6%	20.7%

*	Source: Statistics Korea, “Online Shopping Trends.”

C.	Cyclical Nature and Seasonality

While the commerce industry is inherently affected by fluctuations in the economy to a certain extent, their effect on the e-commerce market has been limited due to its ongoing rapid growth.

D.	Domestic and Overseas Market Conditions

The mobile-centered online commerce market is expected to grow steadily due to the further growth potential of the Internet shopping population, the development of online business models by offline commerce operators and the continued rapid growth of mobile commerce. New business models continue to emerge and proliferate as diverse lifestyle services that go beyond commodities expand into new markets in the area of commerce.

E.	Business Overview and Competitive Strengths

Focusing on the 11st Marketplace, the Company plans to continue expanding the commerce ecosystem of 11st, and ultimately enhance its corporate value by providing diverse and innovative shopping experiences based on technology and strengthening customer benefits using synergies with other ICT businesses of the Company. In particular, the Company is focusing on increasing not only revenue and transaction value but also profitability of 11st, as evidenced by recording profits for two consecutive quarters in 2019. 11st has become a leader in the Korean e-commerce market through steady growth since its launch in 2008, despite its late entry into the online commerce market that was dominated by two players, Gmarket and Auction. Furthermore, 11st has established itself as a market leader and top player in the Korean mobile commerce market, following its successful entry into and rapid growth in this market.

[Other Businesses]

A.	Industry Characteristics

(1)	Security business

The security systems service business provides security services to governments, companies and individuals with the purpose of protecting tangible and intangible assets and human resources. Depending on the risk prevention method used, the security business can be classified into machine-based security, security system integration (“SI”) and manned security. Machine-based security operates by receiving information that is detected and transmitted by various sensors and cameras installed at the target facilities through control facility equipment and taking prompt and appropriate action, such as dispatching an agent or contacting the police or the fire department, if an abnormality is detected. Security SI is a service that integrates installation, operation, maintenance and repair of various equipment and systems by analyzing the appropriate security system for customer facilities, such as buildings, factories and schools. Manned security services deploy security personnel to areas subject to security, who perform on-site security services such as patrols and access control of buildings and facilities. The Company’s primary business in the security industry is its unmanned security service, and its business areas consist of the following:

Classification	Product
Machine-based security	CAPS service (unmanned security service), access control, view guard (CCTV), attendance management, drinking water management
Security SI and maintenance and repair	Access control (entry and parking), CCTV (recording, camera, monitor, network equipment), other security systems
Integrated security services (machine-based security + manned security)	Machine-based security services, manned security services (security, cleaning, concierge, etc.)

(2)	Platform business

As the number of smartphones distributed in Korea exceeds 40 million, the growth in various mobile devices has spurred the rise of service providers with a strong platform business as leaders in the ICT market. It is becoming increasingly important to enhance competitiveness by building a big data-based platform to handle the increase in both the quantity and quality of data transmission.

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (e.g., iOS, Android OS), a subscriber-based service platform (e.g., Facebook, Twitter) or a marketplace (e.g., Amazon, Onestore). Platform businesses are evolving and expanding globally.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity with which to utilize this database and provide differentiated services to customers.

B.	Growth Potential

(1)	Security business

Due to a growing number of single-person households and an increasing awareness of the need for security systems as a result of an increase in crime levels, the security industry has steadily grown in recent years. New markets are being formed in the physical security industry as a result of integrating cutting-edge ICT, such as big data, IoT and AI, and bio-recognition technologies. The domestic market size of the physical security industry expanded from Won 3.6 trillion in 2012 to Won 5.5 trillion in 2017 (representing an average annual growth rate of 8.7%), and is expected to grow to Won 7.9 trillion in 2022 (representing an average annual growth rate of 7.5%).

(2)	Platform business

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continue to increase as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network has evolved to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a big data-based platform that is connected to various digital contents and commerce is expected to increase in the future.

C.	Cyclical Nature and Seasonality

(1)	Security business

The security systems business seeks to satisfy the basic need for safety and is less sensitive to economic fluctuations compared to other industries. Although the slowdown in the Korean economy and competition based on lower-cost alternatives has had a negative impact on industry growth, sustained growth is nevertheless expected due to the recent expansion of the industry into converged security markets with the integration of ICT.

(2)	Platform business

With the mobile communication market reaching maturity, related content/service sales are showing steady growth that is unaffected by economic fluctuations. Although sales of content and commerce products may partially be affected by economic fluctuations, the overall impact of economic fluctuations is not considered to be material as the platform market is growing rapidly due to the advancement of wireless networks such as LTE, the rapid proliferation of mobile devices and smartphones and the fast growth of online and mobile commerce. The platform business is not affected by seasonality.

D.	Domestic and Overseas Market Conditions

(1)	Security business

The security industry is experiencing a rapid increase in demand for CCTV, access control and other security systems due to threats including crime, natural disasters and calamities and terrorism. With increased consumer interest in safety, demand for security system services is expected to continue to grow. To date, the Korean security market is characterized by an oligopoly dominated by three leading companies due to the high barriers to entry as a result of high initial investment costs of building large-scale network systems and the effects of brand loyalty. The traditional security industry, characterized by price competition aimed at increasing market share, is expanding into a converged security market with the integration of ICT. In addition, the global converged security market integrating ICT has recently been experiencing rapid growth and increased competition due to the entry of global information technology companies. As a result, the global AI security industry, which had a market size of US$3.9 billion in 2018, is expected to grow tenfold by 2025.

(2)	Platform business

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

E.	Business Overview and Competitive Strengths

(1)	Security business

Competition within the Korean security systems industry is intensifying as the industry is expanding into a converged security market by implementing new ICT such as AI, video security technology, IoT, big data, 5G networks and intelligent video analysis. Despite this competitive environment, in 2019, the Company’s security business (including ADT CAPS and SK Infosec) recorded Won 297.2 billion in revenue as a result of diversifying sales channels and actively pursuing marketing efforts aimed at expanding the home security market. In particular, the Company is securing new sources of growth by launching new services based on synergies with other ICT businesses of the Company, such as the T map parking service launched in June 2019, which provides users with online and offline connected parking services through T map.

In addition, the Company’s AI security service business combined with home IoT is preparing to provide new facility security services such as “total care” services for ensuring the safety of vulnerable groups and management services for large-scale factories utilizing drones.

(2)	Platform business

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry. The Company is continuing to develop its service in light of market conditions and customers’ needs to enhance its customers’ perception of point value and is reviewing and pursuing various plans to develop OK Cashbag into a service that goes beyond a mileage program that leverages the key competitiveness of OK Cashbag such as its platform and partnership network.

Syrup is a consumer-oriented commerce service with the goal of minimizing its customers’ time and efforts while maximizing the economic benefits by providing information about coupons and events based on time, place and occasion. To achieve this goal, Syrup combines location-based services, such as geo-fencing, a virtual perimeter technology using a global positioning system (or, GPS) and Bluetooth Low Energy (or, BLE), with big data analysis of consumption patterns. Syrup’s business partners can benefit from cost-effective marketing through Syrup by utilizing statistics and analysis regarding consumers’ frequency of visits, preferred products, and consumption patterns.

T-Map Navigation provides map, local information, real-time traffic information and navigation services. T-Map Navigation is one of the leading location-based service platforms in Korea. By entering the O2O service area with T map Taxi, T map Public Transportation and others, the Company is expanding its mobile platform foundation that connects day to day life. In September 2016, the Company launched T-Map x NUGU, which provides a new form of intelligent car infotainment service in collaboration with the Company’s AI service, NUGU. The Company has continued to secure subscribers by differentiating its product T-map x NUGU as a unique “AI driving assistant.” The Company has also focused on providing effective “infotainment” platforms to commercial vehicle businesses as well as providing localized content, including region-specific information and advertisements. Recently, in collaboration with ADT CAPS, the Company launched its T map parking service, which provides users with online and offline connected parking services. The Company plans to continue developing the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

Regarding portal services, the Company’s instant messenger service, “Nate-On,” had a market share of 9.5% in the instant messenger market in Korea with 1.7 million net users during the month of September 2019. “Nate,” the Company’s Internet search portal service, realized a page-view market share of 4.5% as of September 30, 2019. (Source: Korean Click, based on fixed-line access)

2. Updates on Major Products and Services

(Unit: in millions of Won and percentages)

Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, 5GX, baro, T Plan and others	9,138,780 (68.5%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	2,348,546 (17.6%)
Commerce	Eleven Street Co., Ltd.	E-commerce	11st, 11Pay, Gifticon and others	436,030 (3.3%)
Other	SK Planet Co., Ltd., Onestore Co., Ltd., SK Communications Co., Ltd., SK M&Service Co., Ltd., ADT CAPS Co., Ltd. SK Infosec Co., Ltd.	Information telecommunication, electronic finance, advertising, Internet portal service, personnel and system security, information security and others	OK Cashbag, NATE, T&CAPS, B&CAPS and others	1,409,792 (10.6%)
Total				13,333,148 (100%)

3. Price Trends for Major Products

[Wireless Business]

As of September 30, 2019, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second.

[Fixed-line Business]

Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long term contracts, changes in equipment costs and competition between companies.

4. Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)

Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount		Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Nine months ended September 30, 2019	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined*		15,779	—
Total					To be determined	*	15,779	—

*	During an earnings conference call, the Company announced that its capital expenditures for 2019 will be Won 3 trillion or less.

B.	Future Investment Plan

(Unit: in 100 millions of Won)

Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2019	2020	2021
Network/Common	Network, systems and others	To be determined	To be determined*	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G
Total		To be determined	To be determined*	To be determined	To be determined

*	During an earnings conference call, the Company announced that its capital expenditures for 2019 will be Won 3 trillion or less.

[Fixed-line Business]

A.	Investment in Progress

In 2019, the Company plans to make capital expenditures to expand network coverage, upgrade its media platform and exchange terminals in order to enhance customer value, and does not expect such expenditures to have a material adverse effect on the Company’s financial structure through improvements in investment efficiency.

(Unit: in 100 millions of Won)

Business	Classification	Investment period	Subject of investment	Investment effect	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	Nine months ended September 30, 2019	Backbone and subscriber network/ others	Expand subscriber networks and facilities	1,661	To be determined
Fixed-line telephone					31
IPTV					1,069
Corporate Business				Increase leased-line and integrated information system	973
Backbone network				Additional backbone equipment and lines	267
IT infrastructure				Upgrade IT infrastructure and network management system	80
Others				Increase network equipment and NW security	305
Total					4,386

5. Revenues

(Unit: in millions of Won)

Business	Sales type	Item		For the nine months ended September 30, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Wireless	Services	Mobile communication	Export	40,718	50,959	20,507
			Domestic	9,098,062	12,327,938	13,241,628
			Subtotal	9,138,780	12,378,897	13, 262,135
Fixed-line	Services	Fixed-line, B2B data, high-speed Internet, IPTV	Export	64,318	104,592	84,395
			Domestic	2,284,228	2,828,006	2,639,756
			Subtotal	2,348,546	2,932,598	2,724,151
Commerce	Services	E-commerce	Export	2,998	5,620	5,202
			Domestic	433,032	612,459	1,038,969
			Subtotal	436,030	618,079	1,044,171
Other	Services	Display and search ad., content, security	Export	67,191	56,925	36,031
			Domestic	1,342,601	887,461	453,525
			Subtotal	1,409,792	944,386	489,556
Total			Export	175,225	218,096	146,135
			Domestic	13,157,923	16,655,864	17,373,878
			Total	13,333,148	16,873,960	17,520,013

*	Revenues for the years ended December 31, 2017 were recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

(Unit: in millions of Won)

For the nine months ended September 30, 2019	Wireless	Fixed	Commerce	Other	Sub total	Internal transaction	After consolidation
Total sales	10,309,420	3,098,020	443,263	1,649,718	15,500,421	(2,167,273)	13,333,148
Internal sales	1,170,640	749,474	7,233	239,926	2,167,273	(2,167,273)	—
External sales	9,138,780	2,348,546	436,030	1,409,792	13,333,148	—	13,333,148
Depreciation and amortization	1,986,960	559,559	23,289	213,603	2,783,411	—	2,783,411
Operating profit (loss)	803,410	94,803	5,069	44,210	947,492	—	947,492
Finance profit (loss)							225,548
Gain from investments in associates and joint ventures							479,876
Other non-operating profit (loss)							31,404
Profit before income tax							1,170,416

6. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of September 30, 2019 are as follows:

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Unsecured foreign bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	Jul. 20, 2007 – Jul. 20, 2027
Mar. 7, 2013	Floating rate foreign currency denominated bonds	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020
Dec. 16, 2013	Fixed rate foreign currency denominated loan	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022
Apr. 16, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023
Aug. 13, 2018	Unsecured foreign bonds	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023
Jul. 30, 2014	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Korea Development Bank	Nov. 10, 2016 – Jul. 30, 2019
Dec. 20, 2016	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 20, 2016 – Dec. 20, 2021
Dec. 21, 2017	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 5, 2017 – Dec. 21, 2022
Dec. 19, 2018	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023

B.	Total Return Swap

The Company has entered into a total return swap relating to Won 270 billion of beneficiary certificates issued by IGIS Privately Placed Real Estate Investment Trust No. 156 and recognized Won 4,120 million and Won 4,640 million of non-current derivative financial assets as of September 30, 2019 and December 31, 2018, respectively, in connection therewith.

C.	Treatment of Derivative Instruments on the Balance Sheet

As of September 30, 2019, fair values of the above derivative instruments were as follows:

(Unit: in millions of Won)

Classification	Hedged item	Fair value
		Cash flow hedge	Trading purposes	Total
Current assets:
Cross currency interest rate swap	Floating rate foreign currency denominated bonds	36,897	—	36,897
Non-current assets:
Cross currency swap and cross currency interest rate swap	Fixed rate foreign currency denominated loan	2,333	—	2,333
	Unsecured foreign bonds	87,748	—	87,748
	Fixed rate foreign currency denominated bonds	77,656	—	77,656
Contracts for difference:	Others	4,120	—	4,120
Total derivative financial assets				208,754
Non-current liabilities:
Interest rate swap	Floating rate Korean Won denominated loan	(1,383)	—	(1,383)
Total derivative financial liabilities				(1,383)

7. Major Contracts

[SK Telecom]

(Unit: in millions of Won)

Counterparty	Contract Contents	Contract Date	Contract Amount	Note
SK Planet	59.8% equity stake in SK Planet’s Pangyo building	Aug. 30, 2019	77,860	-Real estate purchase

[SK Broadband]

Due to the nature of the telecommunication service business, SK Broadband has entered into agreements related to the joint usage of telecommunication facilities for interconnection among telecommunication lines conduits and telecommunication service providers. Below are the major contracts of SK Broadband. In addition to the below, SK Broadband has also entered into various real estate rental agreements.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	-Automatically renewed for two years at a time unless specific amendments are requested
KEPCO	Provision of electric facilities	From Nov. 2019 to Nov. 2020	-Use of electricity poles (entered on Nov. 7, 2014) -Unless special reasons arise, the usage period will be automatically renewed annually

Counterparty	Contract Contents	Contract Period	Note
Busan Transportation Corporation	Use of telecommunication line conduits	From Aug. 2019 to Jul. 2020	-Use of railway telecommunication conduit (Serviced areas to expand) -Absent any request to amend the agreement, usage period will be automatically renewed annually
Seoul Metro	Use of telecommunication line conduits	From Jan. 2018 to Dec. 2020	-Use of railway telecommunication conduit (Serviced areas to expand)
Seoul Metro	Use of telecommunication line conduits	From May 2016 to Dec. 2020

-Use of railway telecommunication conduit (Serviced areas to expand)

-Usage period was automatically renewed every three years until 2019

-Usage period was renewed for an additional one year until 2020

[SK Planet]

(Unit: in millions of Won)

Counterparty	Contract Contents	Contract Date	Contract Amount	Note
SK Telecom	59.8% equity stake in SK Planet’s Pangyo building	Aug. 30, 2019	77,860	-Sale to improve the efficiency of asset portfolio

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Kakao	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks
*	SK Communications and Kakao have agreed not to publicly disclose the contract period with respect to the contract with Kakao

8. R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)

	Category	For the nine months ended September 30, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017	Remarks
	Raw material	527	760	1,261	—
	Labor	99,857	131,792	139,845	—
	Depreciation	122,972	155,093	144,301	—
	Commissioned service	37,997	78,323	76,042	—
	Others	34,311	47,511	53,112	—
	Total R&D costs	295,664	413,480	414,562	—
Accounting	Sales and administrative expenses	295,167	387,675	395,276	—
	Development expenses (Intangible assets)	497	25,805	19,285	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.22%	2.45%	2.37%	—

9.	Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of September 30, 2019, the Company held 4,301 Korean-registered patents and 1,495 foreign-registered patents. The Company holds 731 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “T” representing its brand. The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of September 30, 2019, SK Broadband held 368 Korean-registered patents and 150 foreign-registered patents (including those held jointly with other companies). It also holds 296 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Planet]

As of September 30, 2019, SK Planet held 1,487 registered patents, 93 registered design marks, 919 registered trademarks and 4 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 247 U.S.-registered patents, 118 Chinese-registered patents, 81 Japanese-registered patents, 99 E.U.-registered patents (in each case including those held jointly with other companies) and 283 foreign registered trademarks.

[Eleven Street]

As of September 30, 2019, Eleven Street held 84 registered patents, 12 registered design marks, 577 registered trademarks and 5 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 24 U.S.-registered patents (including those held jointly with other companies).

[SK Communications]

As of September 30, 2019, SK Communications held 82 registered patents, 14 registered design rights and 234 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government. In addition, SK Broadband continues to invest in environment-friendly facilities for its data centers and improve the stability and efficiency of its services.

III. FINANCIAL INFORMATION

1.	Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of September 30, 2019, December 31, 2018 and December 31, 2017 and for the nine months ended September 30, 2019 and 2018 and the years ended December 31, 2018 and 2017. The Company’s unaudited consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine months ended September 30, 2019 and 2018, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of September 30, 2019	As of December 31, 2018	As of December 31, 2017
Assets
Current Assets	8,086,130	7,958,839	6,201,799
• Cash and Cash Equivalents	1,289,713	1,506,699	1,457,735
• Accounts Receivable – Trade, net	2,218,259	2,008,640	2,126,007
• Accounts Receivable – Other, net	1,018,318	937,837	1,260,835
• Others	3,559,840	3,505,663	1,357,222
Non-Current Assets	35,897,650	34,410,272	27,226,870
• Long-Term Investment Securities	538,412	664,726	887,007
• Investments in Associates and Joint Ventures	13,404,235	12,811,771	9,538,438
• Property and Equipment, net	11,585,057	10,718,354	10,144,882
• Intangible Assets, net	4,906,522	5,513,510	3,586,965
• Goodwill	2,971,656	2,938,563	1,915,017
• Others	2,491,768	1,763,348	1,154,561
Total Assets	43,983,780	42,369,111	33,428,669
Liabilities
Current Liabilities	7,367,171	6,847,557	7,109,123
Non-Current Liabilities	13,959,964	13,172,304	8,290,351
Total Liabilities	21,327,135	20,019,861	15,399,474
Equity
Equity Attributable to Owners of the Parent Company	22,748,624	22,470,822	17,842,139
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	651,201	655,084	196,281
Retained Earnings	22,327,723	22,144,541	17,835,946
Reserves	(274,939)	(373,442)	(234,727)
Non-controlling Interests	(91,979)	(121,572)	187,056
Total Equity	22,656,645	22,349,250	18,029,195
Total Liabilities and Equity	43,983,780	42,369,111	33,428,669
Number of Companies Consolidated	49	44	39

			(Unit: in millions of Won except per share data)
	For the nine months ended September 30, 2019	For the nine months ended September 30, 2018	For the year ended December 31, 2018	For the year ended December 31, 2017
Operating Revenue	13,333,148	12,522,253	16,873,960	17,520,013
Operating Profit	947,492	976,478	1,201,760	1,536,626
Profit Before Income Tax	1,170,416	3,371,964	3,975,966	3,403,249
Profit for the Period	907,112	2,657,496	3,131,988	2,657,595
Profit for the Period Attributable to Owners of the Parent Company	916,966	2,642,986	3,127,887	2,599,829
Profit for the Period Attributable to Non-controlling Interests	(9,854)	14,510	4,101	57,766
Basic and Diluted Earnings Per Share (Won)	12,605	37,260	44,066	36,582

*	Financial information as of and for the years ended December 31, 2017 was recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of September 30, 2019, December 31, 2018 and December 31, 2017 and for the nine months ended September 30, 2019 and 2018 and the years ended December 31, 2018 and 2017. The Company’s unaudited separate financial statements as of September 30, 2019 and December 31, 2018 and for the nine months ended September 30, 2019 and 2018, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of September 30, 2019	As of December 31, 2018	As of December 31, 2017
Assets
Current Assets	4,754,598	4,679,378	3,768,098
• Cash and Cash Equivalents	258,133	877,823	880,583
• Accounts Receivable – Trade, net	1,488,382	1,354,260	1,520,209
• Accounts Receivable – Other, net	608,617	518,451	1,003,509
• Others	2,399,466	1,928,844	363,797
Non-Current Assets	25,178,790	24,168,645	21,789,424
• Long-Term Investment Securities	183,718	410,672	724,603
• Investments in Subsidiaries and Associates	10,583,292	10,188,914	9,152,321
• Property and Equipment, net	7,600,622	6,943,490	6,923,133
• Intangible Assets, net	3,516,538	4,010,864	3,089,545
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	1,988,384	1,308,469	593,586
Total Assets	29,933,388	28,848,023	25,557,522
Liabilities
Current Liabilities	4,645,267	4,178,068	4,767,401
Non-Current Liabilities	8,172,035	7,782,468	5,782,730
Total Liabilities	12,817,302	11,960,536	10,550,131
Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	415,552	415,324	371,895
Retained Earnings	16,708,070	16,467,789	14,512,556
Reserves	(52,175)	(40,265)	78,301
Total Equity	17,116,086	16,887,487	15,007,391
Total Liabilities and Equity	29,933,388	28,848,023	25,557,522

			(Unit: in millions of Won except per share data)
	For the nine months ended September 30, 2019	For the nine months ended September 30, 2018	For the year ended December 31, 2018	For the year ended December 31, 2017
Operating Revenue	8,571,475	8,855,945	11,705,639	12,468,035
Operating Profit	833,721	1,048,176	1,307,494	1,697,709
Profit Before Income Tax	1,182,176	1,023,343	1,221,244	1,603,808
Profit for the Period	967,095	767,535	933,902	1,331,114
Basic and Diluted Earnings Per Share (Won)	13,302	10,699	13,000	18,613

*	Financial information as of and for the years ended December 31, 2017 was recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

2.	Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the nine months ended September 30, 2019
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,488,227	253,010	10%
Loans	157,765	48,241	31%
Accounts receivable – other	1,620,247	57,036	4%
Accrued income	6,707	166	2%
Guarantee deposits	319,932	—	—
Total	4,592,878	358,453	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2018
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,280,090	260,157	11%
Loans	135,503	47,375	35%
Accounts receivable – other	1,280,236	68,346	5%
Accrued income	6,232	166	3%
Guarantee deposits	315,854	—	—
Total	4,017,915	376,045	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2017
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,378,203	239,448	10%
Loans	161,015	47,311	29%
Accounts receivable – other	1,623,295	75,412	5%
Accrued income	3,979	—	—
Guarantee deposits	296,517	—	—
Total	4,463,009	362,171	8%

(2)	Movements in Loss Allowance of Trade and Other Receivables

		(Unit: in millions of Won)
	For the nine months ended September 30, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Beginning balance	376,045	362,171	369,332
Effect of change in accounting policy	—	13,049	—
Increase of loss allowance	24,613	45,051	40,377
Reversal of loss allowance	—	—	—
Write-offs	(61,226)	(65,762)	(70,802)
Other	19,021	21,536	23,264
Ending balance	358,453	376,045	362,171

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables. For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(Unit: in millions of Won)
	As of September 30, 2019
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,191,783	50,736	146,348	99,360	2,488,227
Percentage	88%	2%	6%	4%	100%

(4)	Aging of Accounts Receivable

C.	Inventories

(1)	Detailed Categories of Inventories

(Unit: in millions of Won)
Account Category	For the nine months ended September 30, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Merchandise	176,361	259,524	243,975
Goods in transit	—	—	—
Other inventories	24,178	28,529	28,428
Total	200,539	288,053	272,403
Percentage of inventories to total assets [ Inventories / Total assets ]	0.46%	0.68%	0.81%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	7.19	6.41	7.09

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See note 2 of the notes to the Company’s unaudited consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine months ended September 30, 2019 and 2018, for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 20, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 20, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-1	Oct. 28, 2014	Oct. 28, 2019	160,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-2	Oct. 28, 2014	Oct. 28, 2021	150,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-2	March 4, 2016	March 4, 2021	100,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 20, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-1	April 25, 2017	April 25, 2020	60,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-2	April 25, 2017	April 25, 2022	120,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	April 25, 2017	April 25, 2027	100,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	April 25, 2017	April 25, 2032	90,000	April 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 20, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-1	Nov. 10, 2017	Nov. 10, 2020	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-1	Feb. 20, 2018	Feb. 20, 2021	110,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-1	Sept. 17, 2018	Sept. 17, 2021	100,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-1	March 6, 2019	March 6, 2022	180,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	March 6, 2019	March 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	March 6, 2019	March 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	March 6, 2019	March 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 20, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-1	July 29, 2019	July 29, 2022	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted after the release of the 2019 annual report

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 40-2	Jan. 14, 2015	Jan. 14, 2020	160,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 41	July 15, 2015	July 15, 2020	140,000	July 3, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 42	Oct. 6, 2015	Oct. 6, 2020	130,000	Sept. 22, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 43-1	Oct. 5, 2016	Oct. 5, 2019	50,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 43-2	Oct. 5, 2016	Oct. 5, 2021	120,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 44	Feb. 3, 2017	Feb. 3, 2022	150,000	Jan. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 23, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-1	Oct. 11, 2017	Oct. 11, 2020	30,000	Sept. 20, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000	Sept. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 23, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-1	Feb. 1, 2018	Feb. 1, 2021	70,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 2023	80,000	Jan. 19, 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 23, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 47-1	March 26, 2019	March 26, 2022	50,000	March 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 47-2	March 26, 2019	March 26, 2024	160,000	March 14, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 23, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 48-1	Sept. 24, 2019	Sept. 23, 2022	80,000	Sept. 10, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	—

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Consolidated)

Period	Independent auditor	Audit opinion	Issues noted
Nine months ended September 30, 2019	KPMG Samjong Accounting Corp.	—	—
Year ended December 31, 2018	KPMG Samjong Accounting Corp.	Unqualified	N/A
Year ended December 31, 2017	KPMG Samjong Accounting Corp.	Unqualified	N/A

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Fee	Total number of hours
Nine months ended September 30, 2019	KPMG Samjong Accounting Corp.	Quarterly review	1,840	23,040
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Audit of internal accounting policies
Year ended December 31, 2018	KPMG Samjong Accounting Corp.	Semi-annual review	1,700	22,058
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2017	KPMG Samjong Accounting Corp.	Semi-annual review	1,470	21,098
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

*

As the Company and its independent auditor enter into audit services contracts on an annual basis, the fee and total number of hours for the nine months ended September 30, 2019 above refer to the estimated fee and total number of hours for the full fiscal year 2019.

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Nine months ended September 30, 2019	February 8, 2019	Consulting for publication of 2018 integrated annual report	February 8, 2019 – June 30, 2019	120
Year ended December 31, 2018	September 20, 2018	Confirmation of financial information	September 20, 2018 – September 21, 2018	2
	March 5, 2018	Issuance of comfort letters	March 5, 2018 – April 26, 2018	110
Year ended December 31, 2017	March 10, 2017	Issuance of comfort letters	March 10, 2017 – March 30, 3017	30
	April 28, 2017	Consulting services	April 28, 2017 – May 12, 2017	300

2. Change of Independent Auditors

Not applicable.

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of eight members: five independent directors, two inside directors and one non-executive director. Within the Board of Directors, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee and Corporate Citizenship Committee.

(As of September 30, 2019)
Total number of persons	Inside directors	Non-executive director	Independent directors
8	Jung Ho Park, Young Sang Ryu	Dae Sik Cho	Jae Hoon Lee, Seok-Dong Kim, Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon

At the 35th General Meeting of Shareholders held on March 26, 2019, Seok-Dong Kim was newly elected as an independent director and a member of the audit committee.

Jae Hoon Lee was elected as the chairman of the Board of Directors by the directors pursuant to Article 35 of the Articles of Incorporation and Article 3(1) of the regulations of the Board of Directors.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
421st (the 1st meeting of 2019)	January 30, 2019

•  Contribution to company employee welfare fund for 2019

•  Donation to the Korean Fencing Association

•  Establishment of internal accounting management regulations

•  Delegation of funding through long-term borrowings in 2019

•  Financial statements as of and for the year ended December 31, 2018

•  Annual business report as of and for the year ended December 31, 2018

•  Participation in capital increase by SK’s investment company in Southeast Asia

•  Report of internal accounting management

•  Report for the period after the fourth quarter of 2018

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

422nd (the 2nd meeting of 2019)	February 22, 2019

•  Grant of stock options

•  Plan for the 35th General Meeting of Shareholders

•  Approval of SK Telecom’s representative director’s concurrent service as director of SK Broadband

•  Transactions with SK Broadband in 2019

•  Donation for the creation of social values

•  Results on internal accounting management

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

423rd (the 3rd meeting of 2019)	March 26, 2019

•  Election of the chairman of the Board of Directors

•  Election of committee members

•  Transactions with SK Holdings in the second quarter of 2019

•  Donation to SK Happiness Foundation for 2019

•  Donation to Chey Institute for Advanced Studies for 2019

•  Establishment of eSports subsidiary

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

424th (the 4th meeting of 2019)	April 25, 2019

•  Payment of operating costs of SUPEX Council in 2019

•  Purchase of shares of SK Stoa

•  Investment in foreign investment company (Atlas) for investment in Deutsche Telekom Capital Partners fund

•  Follow-up report on the establishment of eSports subsidiary

•  Report on the merger of SK Broadband and Tbroad

•  Report for the period after the first quarter of 2019

Approved as proposed Approved as proposed Approved as proposed — — —

Meeting	Date	Agenda	Approval
425th (the 5th meeting of 2019)	June 27, 2019	• Transactions with SK Holdings in the third quarter of 2019 • Adjustment for joint R&D expenses among affiliates • Revision of audit committee regulations	Approved as proposed Approved as proposed Approved as proposed

426th (the 6th meeting of 2019)	July 25, 2019

•  Establishment of standard business facilities for the disabled

•  Payment of interim dividend

•  Real estate equity transaction with SK Planet

•  Report on the statement of accounts for the first half of 2019

•  Report for the period after the second quarter of 2019

Approved as proposed Approved as proposed Approved as proposed — —

427th (the 7th meeting of 2019)	September 26, 2019

•  Transactions with SK Holdings in the fourth quarter of 2019

•  Changes to 2019 investment plan

•  Delegation of authority for funding through long-term borrowings

•  Changes to fixed-line and wireless infrastructure construction transactions in 2019

Approved as proposed Approved as proposed Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure (as of September 30, 2019)

(a)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Jung Ho Park	Seok-Dong Kim, Jung Ho Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b)	Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Seok-Dong Kim, Jung Ho Ahn	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
6	Young Sang Ryu	Jae Hoon Lee, Seok-Dong Kim, Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(d)	Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(e)	Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Jae Hoon Lee, Seok-Dong Kim, Jae Hyeon Ahn, Youngmin Yoon	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2. Audit System

The Company’s Audit Committee consists of four independent directors, Jae Hoon Lee, Seok-Dong Kim, Jae Hyeon Ahn and Youngmin Yoon.

Major activities of the Audit Committee as of September 30, 2019 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2019	January 29, 2019

•  Evaluation of internal accounting management system operation

•  Review of business and audit results for 2018 and business and audit plans for 2019

•  Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

•  Establishment of internal accounting management regulations

•  Service transactions with SK Hynix relating to SK Academy

— — Approved as proposed Approved as proposed Approved as proposed

The 2nd meeting of 2019	February 7, 2019	• Approval of contract for consulting services related to publication of SK Telecom’s integrated annual report for fiscal year 2018	Approved as proposed

Meeting	Date	Agenda	Approval

The 3rd meeting of 2019	February 21, 2019

•  Report on the IFRS audit of fiscal year 2018

•  Report on review of 2018 internal accounting management system

•  Evaluation of internal accounting management system operation

•  Agenda and document review for the 35th General Meeting of Shareholders

•  Auditor’s report for fiscal year 2018

•  Report on contract for customer appreciation gifts to fixed-line telephone customers for 2019

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed

The 4th meeting of 2019	March 25, 2019	• Contract for maintenance services of optical cables in 2019 • Contract for maintenance services of transmission equipment in 2019	Approved as proposed Approved as proposed

The 5th meeting of 2019	April 24, 2019	• Election of the chairman of the Audit Committee • Approval of external auditor services for fiscal year 2019 • Audit plan for fiscal year 2019	Approved as proposed Approved as proposed —

The 6th meeting of 2019	June 24, 2019	• Transaction with UbiNS Co., Ltd. for construction of transmission equipment facility in 2019	Approved as proposed

The 7th meeting of 2019	July 24, 2019	• Report on review by independent auditor of first half of fiscal year 2019	—

The 8th meeting of 2019	September 25, 2019	• Increase in purchase of consumable materials/goods of Happynarae Co., Ltd. for 2019 • Amendments to contract for customer appreciation gifts to fixed-line customers for 2019	Approved as proposed Approved as proposed

The 9th meeting of 2019	October 23, 2019	• Understanding of internal accounting management system under the new External Audit Act • Status of implementation of internal accounting management system	— —

*	The line items that do not show approval are for reporting purposes only.

3. Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

During the 34th general meeting of shareholders held on March 21, 2018, the Company adopted the electronic voting method. Pursuant to Article 368-4 of the Korean Commercial Code, the Company entrusted the Korea Securities Depository with the role of administering the electronic voting system, allowing shareholders to exercise their voting rights through electronic voting without attending the general meeting of shareholders.

Written voting system is not applicable. Minority shareholder rights were not exercised during the relevant period.

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of September 30, 2019)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	21,624,120	26.78	21,624,120	26.78
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	251	0.00	251	0.00
Jung Ho Park	Officer of the Company	Common share	1,000	0.00	1,000	0.00
Total		Common share	21,625,471	26.78	21,625,471	26.78

B.	Overview of the Largest Shareholder

As of September 30, 2019, the Company’s largest shareholder was SK Holdings. SK Holdings was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Holdings is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Holdings’ telephone number is +82-2-2121-5114 and its website is www.sk.co.kr.

C.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows:

(As of September 30, 2019)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
SK Holdings	January 2, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.23	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	January 2, 2015	20,364,290	25.22	Shin Won Chey, SKC’s Chairman, disposed of 4,000 shares
	March 20, 2015	20,363,803	25.22	Appointment of CEO Dong Hyun Jang (ownership of 251 shares of the Company), Retirement of Sung Min Ha
June 9, 2015	20,365,006	25.22	Purchase through the Share Exchange
between SK Broadband and SK Telecom
(Shin Won Chey, SKC’s Chairman,
purchased 1,067 shares, and Myung Hyun
Cho, SK Broadband’s independent director,
				purchased 136 shares)
	August 3, 2015	20,364,930	25.22	Myung Hyun Cho, SK Broadband’s independent director, disposed of 76 shares
	March 24, 2017	20,364,870	25.22	Retirement of Myung Hyun Cho, SK Broadband’s independent director (ownership of 60 shares of the Company)
	March 28, 2017	20,365,370	25.22	Jung Ho Park, CEO of the Company, purchased 500 shares.
	March 30, 2017	20,365,870	25.22	Jung Ho Park, CEO of the Company, purchased 500 additional shares.
	July 7, 2017	20,364,803	25.22	Shin Won Chey, SKC’s Chairman, disposed of 1,067 shares.
	December 27, 2018	21,625,471	26.78	Exchange of shares of SK Infosec with the Company in exchange for 1,260,668 shares of the Company

2. Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of September 30, 2019)		(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Holdings	21,624,120	26.78%	—
SK Telecom	8,875,883	10.99%	Treasury shares
National Pension Service	8,863,034	10.98%	—
Citibank ADR	8,014,125	9.93%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

*

Due to the infeasibility of closing the shareholder register and ascertaining the shareholding status as of September 30, 2019, the information above is based on information as of the most recent record date (June 30, 2019) and beneficial ownership reports, which may differ from actual shareholding information as of September 30, 2019.

*

On November 5, 2019, the Company sold 1,266,620 treasury shares to Kakao pursuant to Article 342 of the Korean Commercial Code in order to strengthen collaboration with Kakao through a strategic alliance. As of November 14, 2019, the Company holds 7,609,263 treasury shares (9.42% of total shares issued). See the report on “Results of Disposal of Treasury Shares” filed by the Company on November 5, 2019 for more information.

B.	Shareholder Distribution

(As of September 30, 2019)			(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	59,535	99.89%	30,760,459	38.10%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.
*

Due to the infeasibility of closing the shareholder register and ascertaining the shareholding status as of September 30, 2019, the information above is based on information as of the most recent record date (June 30, 2019), which may differ from actual shareholding information as of September 30, 2019.

3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

Types		September 2019	August 2019	July 2019	June 2019	May 2019	April 2019
Common stock	Highest	241,500	252,500	262,500	264,000	263,500	254,500
	Lowest	236,500	231,500	245,500	250,000	247,500	243,000
	Average	238,905	239,932	255,977	258,100	255,935	246,318
Daily transaction volume	Highest	629,007	297,802	219,284	266,833	523,355	654,331
	Lowest	62,533	96,680	70,817	78,692	97,073	53,742
Monthly transaction volume		3,824,057	3,947,360	2,613,995	2,927,366	4,601,098	3,503,878

B.	Foreign Securities Market (New York Stock Exchange)

Types		September 2019	August 2019	July 2019	June 2019	May 2019	April 2019
Depositary receipt	Highest	22.53	22.87	24.88	24.92	24.78	24.82
	Lowest	21.96	21.30	22.80	23.49	23.23	23.63
	Average	22.24	21.91	23.99	24.01	23.94	24.33
Daily transaction volume	Highest	503,035	885,622	678,527	1,216,442	593,788	661,821
	Lowest	149,652	192,602	152,570	179,457	171,914	120,975
Monthly transaction volume		5,846,037	9,124,927	6,560,964	9,646,202	7,140,445	6,698,742

VIII.     EMPLOYEES AND DIRECTORS

1.	Officers and Employees

A.	Employees

(As of September 30, 2019)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average service year	Aggregate wage for the first nine months of 2019	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,307	—	85	—	4,392	12.6	443,670	102
—	Female	825	—	160	—	985	8.0	61,375	65
Total		5,132	—	245	—	5,377	11.7	505,045	95

B.	Compensation of Unregistered Officers

(As of September 30, 2019)		(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the first nine months of 2019	Average wage per person
106	45,811	432

2.	Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of September 30, 2019)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

B-1. Total Amount

(As of September 30, 2019)		(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	5,420	677	—

B-2. Amount by Classification

(As of September 30, 2019)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	5,105	1,702	—
Independent Directors	1	63	63	—
Audit Committee Members	4	252	63	—
Auditor	—	—	—	—

3.	Individual Compensation of Directors and Officers

Omitted in quarterly reports in accordance with Korean disclosure rules.

4.	Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of September 30, 2019)
Classification	Number of Directors	Fair Value of Stock Options (millions of Won)	Remarks
Inside Directors	3	260	—
Independent Directors	1	—	—
Audit Committee Members	4	—	—
Total	8	260	—

B.	Stock Options Granted and Exercised

(As of September 30, 2019)							(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Changes			Unexercised Number of Shares	Exercise Period	Exercise Price
				Granted	Exercised	Canceled
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	22,168	March 25, 2019 – March 24, 2022	246,750
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	22,168	March 25, 2020 – March 24, 2023	266,490
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	22,168	Mach 25, 2021 – March 24, 2024	287,810

(As of September 30, 2019)							(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Changes			Unexercised Number of Shares	Exercise Period	Exercise Price
				Granted	Exercised	Canceled
Young Sang Ryu	Inside Director	February 20, 2018	Issuance of treasury stock, cash settlement	1,358	—	—	1,358	February 21, 2020 – February 20, 2023	254,120
Young Sang Ryu	Inside Director	March 26, 2019	Issuance of treasury stock, cash settlement	1,734	—	—	1,734	March 27, 2021 – March 26, 2024	254,310
Seong Ho Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,369	—	—	1,369	February 23, 2021 – February 22, 2024	265,260
Hyoung Il Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,564	—	—	1,564	February 23, 2021 – February 22, 2024	265,260
Jin Hyo Park	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,300	—	—	1,300	February 23, 2021 – February 22, 2024	265,260
Poong Young Yoon	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,244	—	—	1,244	February 23, 2021 – February 22, 2024	265,260

*	Includes stock options of unregistered officers.

IX.	RELATED PARTY TRANSACTIONS

1.	Line of Credit Extended to the Largest Shareholder and Related Parties

(As of September 30, 2019)						(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	407	—	—	407	—	—

2.	Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase and Dispositions of Investments

(As of September 30, 2019)			(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Type of investment	Change
			Beginning	Increase	Decrease	Ending
SK Telecom TMT Investment Corp.	Affiliate	Equity	—	33,834	—	33,834	Newly Established
SE ASIA INVESTMENT PTE. LTD.	Affiliate	Equity	111,000	113,470	—	224,470	Capital increase
Atlas Investment	Affiliate	Equity	99,874	28,046	—	127,920	Capital increase

Purchase and Disposition of Securities

None.

Transfer of Assets

None.

3.	Transactions with the Largest Shareholder and Related Parties

None.

4.	Related Party Transactions

(Unit: in millions of Won)
Counterparty	Contract Contents	Contract Date	Contract Amount	Note
SK Planet	59.8% equity stake in SK Planet’s Pangyo building	Aug. 30, 2019	77,860	-Real estate purchase

See note 28 of the notes to the Company’s unaudited consolidated financial statements attached hereto for more information regarding related party transactions.

5.	Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of September 30, 2019)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	61,787	71,946	57,053	76,680	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
33rd Fiscal Year Meeting of Shareholders (March 24, 2017)

1.  Approval of the financial statements for the year ended December 31, 2016

2.  Amendments to Articles of Incorporation

3.  Election of directors

•  Election of an inside director

•  Election of a non-executive director

•  Election of an independent director

•  Election of an independent director

•  Election of an independent director

4.  Election of an independent director as Audit Committee member

•  Election of an independent director as Audit Committee member

•  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

6.  Award of stock options

Approved (Cash dividend, Won 9,000 per share)

Approved

Approved (Jung Ho Park)

Approved (Dae Sik Cho)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Jung Ho Ahn)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Won 12 billion)

Approved

34th Fiscal Year Meeting of Shareholders (March 21, 2018)

1.  Approval of the financial statements for the year ended December 31, 2017

2.  Award of stock options

3.  Election of directors

•  Election of an inside director

•  Election of an independent director

4.  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved (Young Sang Ryu) Approved (Youngmin Yoon) Approved (Youngmin Yoon) Approved (Won 12 billion)

35th Fiscal Year Meeting of Shareholders (March 26, 2019)

1.  Approval of the financial statements for the year ended December 31, 2018

2.  Amendments to Articles of Incorporation

3.  Approval of award of stock options

4.  Award of stock options

5.  Election of an independent director

6.  Election of an independent director as Audit Committee member

7.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved Approved Approved (Seok-Dong Kim) Approved (Seok-Dong Kim) Approved (Won 12 billion)

2.	Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of September 30, 2019, the Company is involved in various pending legal proceedings and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

A lawsuit brought by Nonghyup Bank against the Company regarding the validity of a credit card partnership agreement has been resolved by the parties through mediation in the previous reporting period. Pursuant to the results of the mediation, the partnership agreement between the Company and Nonghyup Bank will stay in effect until April 2021, and the Company will be responsible for settlement of fees related to customer transactions until September 2021, which is the last expiration date of the cards issued. The Company has determined that the partnership agreement and related agreements meet the definition of an onerous contract under K-IFRS 1037 and recognized its best estimate of the payment amount necessary to discharge its present obligations as of the end of the reporting period as current and non-current provisions in the amount of Won 37,475 million and Won 30,099 million, respectively.

[SK Broadband]

As of September 30, 2019, there were 17 pending lawsuits against SK Broadband (aggregate amount of claims of Won 8,620 million). The Company does not believe that the outcome of these lawsuits will have a material impact on its consolidated financial statements.

[SK Planet]

As of September 30, 2019, there were two pending lawsuits against SK Planet (aggregate amount of claims of Won 250 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

[Eleven Street]

As of September 30, 2019, there were three pending lawsuits against Eleven Street (aggregate amount of claims of Won 160 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

[SK Telecom]

None.

[SK Broadband]

SK Broadband has entered into revolving credit facilities with a limit of Won 149 billion with three financial institutions including KEB Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 4,013 million to others, including Ilsan Guksa, on a part of the Company’s buildings in connection with the leasing of the buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

Seoul Guarantee Insurance Company has provided a performance guarantee of Won 26,937 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

KB Kookmin Bank has provided a payment guarantee of Won 100 million to SK Broadband in connection with its e-commerce business.

On April 24, 2019, SK Broadband resolved to sell its 100% equity interest (3,631,355 shares) in SK Stoa to SK Telecom, SK Broadband’s largest shareholder, for Won 39,999 million. The share purchase agreement was executed on April 25, 2019. The transaction is subject to governmental approvals as a closing condition, and the particulars of the transaction may change due to approval procedures and applicable laws.

[SK Planet]

As of September 30, 2019, SK Planet has entered into revolving credit facilities of up to Won 87 billion with Shinhan Bank and KEB Hana Bank.

As of September 30, 2019, Seoul Guarantee Insurance Company and KEB Hana Bank have provided guarantees of Won 3,605 million in total to SK Planet in connection with the performance of certain contracts and curing of defects.

[Dreamus Company]

As of September 30, 2019, Seoul Guarantee Insurance Company has provided a guarantee of Won 132 million in connection with the performance, prepayment and curing of defects under certain contracts related to product development.

Dreamus Company has entered into agreements with certain domestic and foreign companies for the implementation of designs and technologies in connection with product manufacturing, pursuant to which it is required to pay certain fees for the revenues generated from applicable products and the use of patents. Such fees amounted to Won 3,807 million and Won 4,463 million during the first nine months of 2019 and 2018, respectively, which were included in its cost of sales and selling and administrative expenses.

[Life & Security Holdings]

Life & Security Holdings has provided shares of ADT CAPS, CAPSTEC and ADT Security as collateral for long-term borrowings with total face value of Won 1,900 billion.

[SK Infosec]

SK Infosec has issued a blank note to SK Holdings as collateral in connection with a contract performance guarantee.

3.	Status of Sanctions, etc.

[SK Telecom]

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Mar. 21, 2017	Korea Communications Commission (“KCC”)	SK Telecom	Decision of 14th KCC Meeting of 2017 • Correctional order • Fine of Won 794 million	Payment of subsidies exceeding 115% limit and inducement of payment of discriminatory subsidies by dealers in connection with recruiting foreign customers (Articles 4-5, 3-1(1) and 9-3 of the Mobile Device Distribution Improvement Act (“MDDIA”))	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided training at regional local marketing headquarters

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Dec. 6, 2017	KCC	SK Telecom	Decision of 43rd KCC Meeting of 2017 • Correctional order	Refusal, delay or omission of termination of high-speed Internet and bundled services upon customers’ request without just cause; request by customer representative to cancel termination or induce contract renewal against customers’ express intent (Article 50-1(5) of the Telecommunications Business Act and Article 42-1(5) of the Enforcement Decree)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; implemented improvements to work procedures

Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 21.1 billion	Payment of subsidies exceeding 115% limit by dealers; payment of discriminatory subsidies by dealers; inducement of such payments (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; revised standard agreement and reinforced supervision

Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 223.4 million	Payment of excessive subsidies contradictory with disclosure for recruitment of corporate customers (Article 4-4 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; provided training and reinforced supervision of corporate business

Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 27 million	Payment of subsidies exceeding 115% limit by Samsung Electronics; payment of discriminatory subsidies by Samsung Electronics; inducement of such payments (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; provided training and reinforced supervision

Sept. 2, 2018	Korea Fair Trade Commission	SK Telecom, former director	Sept. 12, 2018 decision by Seoul Central District Court • SK Telecom: Fine of Won 50 million • Former director: Sentence of 6 months of imprisonment (2 years of probation)	Abuse of bargaining power in transferring visiting salespeople against the intent of the head of the sales office that contracted with such salespeople (Articles 70, 67-2 and 23-1(4) of the Monopoly Regulation and Fair Trade Act; Article 30 of the Criminal Code)	Decision confirmed; fine paid	Provided training (twice a year); implemented compliance program for employees and executives

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Mar. 20, 2019	KCC	SK Telecom	Decision of 14th KCC Meeting of 2019 • Correctional order • Fine of Won 975 million	Payment of subsidies exceeding 115% limit by dealers; payment of discriminatory subsidies by dealers; inducement of such payments in connection with operation of online business channels (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; implemented compliance monitoring of online sales guidelines; revised online request system

June 26, 2019	KCC	SK Telecom	Decision of 31st KCC Meeting of 2019 • Correctional order • Fine of Won 231 million	Refusal or delay of termination of user contract without just cause (Article 50-1(5) of the Telecommunications Business Act; Article 42-1(5) of the Enforcement Decree)	Decision confirmed; payment of fine and implementation of correctional order pending	Addressed issues discovered during investigation, such as outbound contact with customers regarding termination without customer consent

July 9, 2019	KCC	SK Telecom	Decision of 33rd KCC Meeting of 2019 • Correctional order • Fine of Won 1.5 million	Failure to maintain subsidies without change for a minimum period of seven days (Article 4-3 of the MDDIA)	Decision confirmed; report on implementation of correctional order completed and payment of fine pending	Implemented improvements to work procedures (announce subsidies separately from public announcements on official website in case of notice of subsidies during pre-order period)

[SK Broadband]

(1)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: July 13, 2017

•	Sanction: SK Broadband was imposed a fine of Won 12 million for breach of restrictions on transmission of advertising information for profit.

•

Reason and the Relevant Law: Violated Articles 50-1, 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree for electronic transmission of advertisements without prior consent of the recipient.

•	Status of Implementation: Implemented improvements to advertisement transmission related activity and paid the fine in July 2017.

•	Company’s Measures: Implement improvements to advertisement transmission related activity.

(2)	Violation of the Telecommunications Business Act

•	Date: December 6, 2017

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests in relation to high speed Internet products and gifts).

•

Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by providing telecommunications services in a manner different from the terms and conditions of use.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Measures: Implement the correctional order and pay the fine.

(3)	Violation of the Telecommunications Business Act

•	Date: October 12, 2018

•	Sanction: SK Broadband received a correctional order (corrective measures for violation of the Telecommunications Business Act related to representative phone number card payment services).

•

Reason and the Relevant Law: Violated Article 50-1 Paragraph 5(2) of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by failing to explain or disclose or misrepresenting important matters to users such as rates, contract conditions or rate discounts.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Measures: Implement the correctional order and pay the fine.

(4)	Violation of the Telecommunications Business Act

•	Date: February 25, 2019

•	Sanction: SK Broadband received a correctional order and was imposed a fine of Won 2.8 million (for violation of the Telecommunications Business Act related to a misrepresentation of statistics).

•

Reason and the Relevant Law: Violated Article 88-1, Article 92-1 and Article 104-5(17) of the Telecommunications Business Act by failing to accurately report the number of high-speed Internet subscribers.

•	Status of Implementation: Submitted plans for implementation of correctional order, including improvement of relevant business procedures.

•	Company’s Measures: Implement the correctional order and pay the fine.

(5)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: March 15, 2019

•	Sanction: SK Broadband was imposed a fine of Won 4.8 million for breach of restrictions on rendering information transmission services.

•

Reason and the Relevant Law: Violated Articles 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree by failing to establish service rejection procedures against spammers.

•	Status of Implementation: Implemented improvements to advertisement transmission related activities and paid the fine (April 2018).

•	Company’s Measures: Implement procedures for denying services to spammers.

(6)	Violation of the Telecommunications Business Act

•	Date: June 26, 2019

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests by restricting termination of high-speed Internet and bundled services).

•

Reason and the Relevant Law: Violated Article 50-1(5) of the Telecommunications Business Act and Article 42-1(5) of its Enforcement Decree by delaying, rejecting or restricting termination of user contracts without just cause.

•	Status of Implementation: Made an official announcement about having received the correctional order, improved operating procedures and paid the fine (Won 165 million).

•	Company’s Measures: Implement the correctional order and pay the fine.

(7)	Collusive bidding

•	Date: July 29, 2019

•

Sanction: SK Broadband received a correctional order (for unjustly restricting competition while participating in a bid for a public sector-only circuit project of public agencies) and was imposed a fine of Won 32.7 million. However, SK Broadband was ultimately exempted from both the correctional order and the fine.

•

Reason and the Relevant Law: Violated Article 19-1(3), Article 19-1(8) and Article 22-2(1)(2) of the Monopoly Regulation and Fair Trade Act, and Article 33 and Article 35-1 of its Enforcement Decree by substantially restricting competition in a bidding process for a public sector-only circuit project by agreeing on the winning bidder, bidding participants and the bidding price in advance. SK Broadband was the first to voluntarily report the act of collusion and was granted exemption from applicable sanctions.

•	Status of Implementation: Not applicable due to exemption.

•

Company’s Measures: Conduct legal education regarding collusive bidding (July 1, 2019 to July 19, 2019) and establish measures to prevent recurrence, including an internal reporting channel related to collusion and a fast-track system for legal advice on related matters.

[Home & Service]

(1)	Violation of the Employment Insurance Act

•	Date: January 19, 2018

•	Sanction: Home & Service received a fine of Won 504,000.

•	Reason and the Relevant Law: Violated Article 15 of the Employment Insurance Act by delaying the reporting of matters related to changes in employees’ insurance eligibility.

•	Status of Implementation: Paid the fine.

•	Company’s Measures: Implement measures to improve reporting procedures.

(2)	Violation of Industrial Safety and Health Act

•	Date: March 12, 2018

•	Sanction: Home & Service received a fine of Won 5.04 million.

•	Reason and the Relevant Law: Violated Article 10-2 of the Industrial Safety and Health Act by delaying the reporting of details of industrial accidents.

•	Status of Implementation: Paid the fine.

•	Company’s Measures: Improve management of industrial accidents.

(3)	Violation of Industrial Safety and Health Act

•	Date: April 30, 2018

•	Sanction: Home & Service received a correctional order for failing to establish an industrial safety and health committee and providing training related to employee safety and health.

•

Reason and the Relevant Law: Violated Articles 19-1 and 31-1 of the Industrial Safety and Health Act for failing to establish an industrial safety and health committee and provide training related to employee safety and health in the first quarter of 2018.

•	Status of Implementation: Paid the fine, resolved to establish an industrial safety and health committee on May 16, 2018 and conducted additional offline and online training programs.

•	Company’s Measures: Implement the correctional order.

[SK Planet]

(1)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: April 10, 2017

•

Sanction: SK Planet received and paid a fine of Won 10 million for breaching of protective measures for personal information rule by not conducting additional measures for security apart from requesting ID and password with a merchant management system under IMPAY service, which was disclosed during a survey on personal information protection carried out by the KCC in August 2016.

•

Reason and the Relevant Law: Violated Article 28 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. (Protective Measures for Personal Information).

•

Company’s Measures: Implemented an additional authentication procedure (OTP authentication) to the merchant management system / implemented additional internal training and improved management to prevent its recurrence.

(2)	Violation of the Foreign Exchange Transactions Act

•	Date: April 27, 2018

•	Sanction: SK Planet paid a fine of Won 10 million for failing to pre-register its Payment Gateway business, as required by a change in applicable law.

•	Reason and the Relevant Law: Violated Article 8-1 of the Foreign Exchange Transactions Act.

•	Company’s Measures: Engage in close monitoring to avoid future recurrences of violation.

[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: February 4, 2016

•	Sanction: SK Telink received a correctional order and a fine of Won 49 million.

•

Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by transferring account names of cell phone lines without subscribers’ consent, changing phone numbers upon such transfer of account names, subscribing users to cell phone lines that exceed the maximum number of cell phone lines determined in the user agreement, opening accounts using a third party’s name and transferring ownership of and reselling the account, changing account names with fabricated names of foreigners and changing accounts of cell phone lines owned by foreigners whose residency period in Korea has expired.

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in the press (May 2016) and paid the fine (May 2016).

•	Company’s Measures: Improve operating procedures to prevent its recurrence.

(2)	Violation of the Telecommunications Business Act

•	Date: October 12, 2018

•	Sanction: SK Telink received a correctional order and a fine of Won 55.4 million.

•

Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by failing to explain or notify of the availability of a similar service that is relatively cheaper before entering into “representative number service” (a fixed-line telephone credit card payment service) contracts with VAN operators after October 2012.

•	Status of Implementation: Ceased the prohibited practice, disclosed the receipt of the correctional order in the press (December 2018) and paid the fine (December 2018).

•	Company’s Measures: Improve operating procedures to prevent its recurrence.

[Eleven Street]

(1)	Violation of the Electronic Financial Transactions Act

•	Date: May 4, 2016

•	Sanction: Eleven Street received a fine of Won 25 million.

•	Reason and the Relevant Law: Violated Article 21 (Duty to Ensure Safety) of the Electronic Financial Transactions Act.

•	Status of Implementation: Paid the fine.

•

Company’s Measures: Implemented procedures to prevent recurrence such as setting up various detailed test scenarios, enhancing quality assurance, organizing real-time notification processes upon detection of abnormal transactions and refining a continuous monitoring and reporting system.

(2)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: August 19, 2016 (Fined); September 12, 2016 (Warned)

•	Sanction: Eleven Street received a fine of Won 5 million.

•	Reason and the Relevant Law: Violated Article 21 (Prohibited Acts) of the Act on Consumer Protection in Electronic Commerce.

•	Status of Implementation: Admitted to the violation in connection with the warning but submitted a statement of objection on August 26, 2016 regarding the fine.

•

Company’s Measures: Executed a seminar regarding the Act on Consumer Protection in Electronic Commerce to prevent recurrence, reviewed the advertisement/display approval process and implemented a continuous monitoring system.

(3)	Violation of the Framework Act on Logistics Policies

•	Date: November 10, 2016

•

Sanction: Eleven Street received a fine of Won 156 thousand for failing to register a modification of the international logistics brokerage business on time (Within 60 days from the date of modification).

•	Reason and the Relevant Law: Violated Article 43 of the Framework Act on Logistics Policies (Registration of international logistics brokerage business).

•	Company’s Measures: Implemented a continuous monitoring system to prevent its recurrence in registration of a modification.

(4)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: April 10, 2017

•

Sanction: Eleven Street received and paid a fine of Won 10 million for breaching regulations on personal information protection by not conducting additional measures for security apart from requesting ID and password with a merchant management system under IMPAY service, which was disclosed during an audit on personal information protection carried out by the KCC in August 2016.

•

Reason and the Relevant Law: Violated Article 28 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. (Protective Measures for Personal Information).

•

Company’s Measures: Implemented an additional authentication procedure (OTP authentication) to the merchant management system / implemented additional internal training and improved management to prevent its recurrence.

4.	Use of Direct Financing

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

[Dreamus Company]

(As of September 30, 2019)				(Unit: in millions of Won)
Classification	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
		Use	Amount	Use	Amount
Capital increase through third-party allotment	August 29, 2017	Expansion of new businesses	65,000	Acquisition of equity interest in Life Design Company Inc.; acquisition of supply and distribution rights of music records/digital contents; acquisition of equity interest and investment in Groovers	65,000	—
Capital increase through third-party allotment	August 10, 2018	Strengthening of contents business and establishment of infrastructure related to music industry	70,000	Operating expenses for music business and investment in contents	31,025	A portion of proceeds remain unused as of September 30, 2019

C.	Material Events Subsequent to the Reporting Period

[SK Telecom]

In order to pursue a strategic alliance with Kakao, the Company decided to acquire newly-issued common shares of Kakao, and Kakao decided to acquire treasury shares of the Company. As a result, the Company sold its treasury shares in the aggregate amount of approximately Won 300 billion at a mutually agreed price level. See the report on “Decision on Acquisition of Shares of Kakao” filed by the Company on October 28, 2019 for more information.

[SK Broadband]

On November 8, 2019, the Korea Fair Trade Commission conditionally approved SK Broadband’s proposed merger with Tbroad, Tbroad Dongdaemun and KDMC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Jeong Hwan Choi
(Signature)

Name:	Jeong Hwan Choi
Title:	Senior Vice President

Date: December 13, 2019

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2019 and 2018

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of September 30, 2019, the condensed separate statements of income and comprehensive income for the three-month and nine-month periods ended September 30, 2019 and 2018, the condensed separate statement of changes in equity and cash flows for the nine-month periods ended September 30, 2019 and 2018, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No. 1034, Interim Financial Reporting.

Emphasis of matter

As a matter that does not have an impact on our review conclusion, we draw attention to the matter described in Note 3 to the condensed separate interim financial statements. The Company has initially adopted K-IFRS No. 1116 for the year beginning on January 1, 2019, and the Company has taken an exemption not to restate the condensed separate financial statements as of December 31, 2018 or for the three-month and nine-month period ended September 30, 2018, presented for comparative purposes, in accordance with transition requirements of the standards. The financial impacts of applying K-IFRS No. 1116 are discussed in Note 3.

Other matters

The separate statement of financial position of the Company as of December 31, 2018, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 28, 2019, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2018, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 13, 2019

This report is effective as of November 13, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position

As of September 30, 2019 and December 31, 2018

(In millions of won)	Note	September 30, 2019		December 31, 2018
Assets
Current Assets:
Cash and cash equivalents	25,26	￦	258,133	877,823
Short-term financial instruments	25,26		169,000	99,000
Short-term investment securities	7,25,26		48,226	47,849
Accounts receivable – trade, net	4,25,26,27		1,488,382	1,354,260
Short-term loans, net	4,25,26,27		68,413	54,336
Accounts receivable – other, net	3,4,25,26,27,28		608,617	518,451
Contract assets	6		3,119	1,689
Prepaid expenses	3,5		1,895,019	1,688,234
Inventories, net			21,146	22,079
Prepaid income taxes	23		63,814	—
Derivative financial assets	25,26		36,897	—
Advanced payments and others	4,25,26		93,832	15,657

			4,754,598	4,679,378

Non-Current Assets:
Long-term financial instruments	25,26		382	382
Long-term investment securities	7,25,26		183,718	410,672
Investments in subsidiaries, associates and joint ventures	8		10,583,292	10,188,914
Property and equipment, net	3,9,27		7,600,622	6,943,490
Goodwill			1,306,236	1,306,236
Intangible assets, net	3,10		3,516,538	4,010,864
Long-term loans, net	4,25,26,27		7,903	7,236
Long-term accounts receivable – other	3,4,25,26,28		533,909	274,053
Long-term contract assets	6		10,368	5,842
Long-term prepaid expenses	3,5		1,108,187	753,181
Guarantee deposits	4,25,26,27		187,729	184,887
Long-term derivative financial assets	25,26		139,657	50,805
Defined benefit assets	14		—	31,834
Other non-current assets			249	249

			25,178,790	24,168,645

Total Assets		￦	29,933,388	28,848,023

See accompanying notes to the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position, Continued

As of September 30, 2019 and December 31, 2018

(In millions of won)	Note	September 30, 2019		December 31, 2018
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	25,26,27	￦	1,870,939	1,622,744
Contract liabilities	6		67,772	46,075
Withholdings	25,26		660,119	696,790
Accrued expenses	25,26		766,087	664,286
Income tax payable	23		—	162,609
Provisions	13		48,608	49,303
Current installments of long-term debt, net	11,25,26		593,886	512,377
Lease liabilities	3,25,26,27		215,739	—
Current installments of long-term payables – other	12,25,26		422,117	423,884

			4,645,267	4,178,068

Non-Current Liabilities:
Debentures, excluding current installments, net	11,25,26		5,639,891	5,222,865
Long-term borrowings, excluding current installments, net	11,25,26		27,336	31,764
Long-term payables – other	12,25,26		1,538,937	1,939,082
Long-term contract liabilities	6		14,139	8,358
Long-term derivative financial liabilities	25,26		—	1,107
Long-term lease liabilities	3,25,26,27		228,678	—
Long-term provisions	13		16,262	12,483
Deferred tax liabilities	3,23		663,105	523,732
Defined benefit liabilities	14		318	—
Other non-current liabilities	25,26		43,369	43,077

			8,172,035	7,782,468

Total Liabilities			12,817,302	11,960,536

Shareholders’ Equity:
Share capital	1,15		44,639	44,639
Capital surplus and others	15,16		415,552	415,324
Retained earnings	3,17		16,708,070	16,467,789
Reserves	18		(52,175)	(40,265)

Total Shareholders’ Equity			17,116,086	16,887,487

Total Liabilities and Shareholders’ Equity		￦	29,933,388	28,848,023

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Statements of Income

For the three and nine-month periods ended September 30, 2019 and 2018

(In millions of won)
		2019			2018
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Operating revenue:	19,27
Revenue		￦	2,911,550	8,571,475	2,925,572	8,855,945

Operating expenses:	27
Labor			194,454	578,501	174,779	508,487
Commissions			1,156,371	3,321,847	1,112,744	3,331,204
Depreciation and amortization	3		680,737	1,967,750	578,269	1,759,703
Network interconnection			137,540	419,686	162,286	491,913
Leased line			54,823	158,437	70,146	208,975
Advertising			36,014	93,663	43,678	107,644
Rent	3		55,541	168,205	108,978	331,560
Cost of goods sold			105,114	326,304	126,474	383,169
Others	20		238,195	703,361	237,578	685,114

			2,658,789	7,737,754	2,614,932	7,807,769

Operating profit			252,761	833,721	310,640	1,048,176
Finance income	22		18,278	566,621	34,427	241,720
Finance costs	3,22		(65,056)	(197,926)	(59,087)	(198,989)
Other non-operating income	21		4,848	12,317	2,573	19,067
Other non-operating expenses	21		(7,865)	(32,557)	(25,650)	(73,654)
Loss on investments in subsidiaries and associates	8		—	—	(12,977)	(12,977)

Profit before income tax			202,966	1,182,176	249,926	1,023,343
Income tax expense	23		41,878	215,081	66,604	255,808

Profit for the period		￦	161,088	967,095	183,322	767,535

Earnings per share:	24
Basic and diluted earnings per share (in won)		￦	2,190	13,302	2,544	10,699

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2019 and 2018

(In millions of won)
		2019			2018
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period		￦	161,088	967,095	183,322	767,535
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	14		(395)	(1,886)	(85)	(4,150)
Valuation loss on financial assets at fair value through other comprehensive income	18		(5,449)	(12,707)	(184)	(40,911)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	18		9,254	30,871	(4,248)	(14,254)

Other comprehensive income (loss) for the period, net of taxes			3,410	16,278	(4,517)	(59,315)

Total comprehensive income		￦	164,498	983,373	178,805	708,220

See accompanying notes to the condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Condensed Separate Statements of Changes in Equity

For the nine-month periods ended September 30, 2019 and 2018

(In millions of won)
				Capital surplus and others
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance, December 31, 2017		￦	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	14,512,556	78,301	15,007,391
Impact of adopting K-IFRS No. 1115			—	—	—	—	—	—	—	1,723,985	—	1,723,985
Impact of adopting K-IFRS No. 1109			—	—	—	—	—	—	—	49,611	(58,389)	(8,778)

Restated balance, January 1, 2018		￦	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	16,286,152	19,912	16,722,598
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	767,535	—	767,535
Other comprehensive loss	14,18		—	—	—	—	—	—	—	(18,166)	(41,149)	(59,315)

			—	—	—	—	—	—	—	749,369	(41,149)	708,220

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(635,482)	—	(635,482)
Interim dividends			—	—	—	—	—	—	—	(70,609)	—	(70,609)
Share option	16		—	—	—	—	441	—	441	—	—	441
Interest on hybrid bonds			—	—	—	—	—	—	—	(12,111)	—	(12,111)
Repayments of hybrid bonds			—	—	—	(398,518)	—	(1,482)	(400,000)	—	—	(400,000)
Proceeds from issuance of hybrid bonds			—	—	—	398,759	—	—	398,759	—	—	398,759

			—	—	—	241	441	(1,482)	(800)	(718,202)	—	(719,002)

Balance, September 30, 2018		￦	44,639	2,915,887	(2,260,626)	398,759	855	(683,780)	371,095	16,317,319	(21,237)	16,711,816

Balance, December 31, 2018		￦	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,467,789	(40,265)	16,887,487
Impact of adopting K-IFRS No. 1116	3		—	—	—	—	—	—	—	(25,229)	—	(25,229)

Restated balance, January 1, 2019		￦	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,442,560	(40,265)	16,862,258
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	967,095	—	967,095
Other comprehensive income (loss)	14,18		—	—	—	—	—	—	—	28,188	(11,910)	16,278

			—	—	—	—	—	—	—	995,283	(11,910)	983,373

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(646,828)	—	(646,828)
Interim dividends			—	—	—	—	—	—	—	(71,870)	—	(71,870)
Share option	16		—	—	—	—	228	—	228	—	—	228
Interest on hybrid bonds			—	—	—	—	—	—	—	(11,075)	—	(11,075)

			—	—	—	—	228	—	228	(729,773)	—	(729,545)

Balance, September 30, 2019		￦	44,639	2,915,887	(1,979,475)	398,759	1,235	(920,854)	415,552	16,708,070	(52,175)	17,116,086

See accompanying notes to the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows

For the nine-month periods ended September 30, 2019 and 2018

(In millions of won)	Note	September 30, 2019		September 30, 2018
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		￦	967,095	767,535
Adjustments for income and expenses	29		1,978,804	2,166,079
Changes in assets and liabilities related to operating activities	29		(840,155)	(230,110)

			2,105,744	2,703,504
Interest received			20,866	25,280
Dividends received			514,399	176,030
Interest paid			(172,735)	(142,482)
Income tax paid			(309,778)	(372,005)

Net cash provided by operating activities			2,158,496	2,390,327

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	15,000
Collection of short-term loans			57,053	154,579
Proceeds from disposal of long-term investment securities			221,656	185,142
Proceeds from disposal of investments in subsidiaries and associates			—	10,429
Proceeds from disposal of property and equipment			7,514	6,749
Proceeds from disposal of intangible assets			3,836	145
Collection of lease receivables			10,884	—

			300,943	372,044
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(70,000)	—
Increase in short-term loans			(71,946)	(165,842)
Acquisition of long-term investment securities			(13,804)	(990)
Acquisition of investments in subsidiaries, associates, and joint ventures			(375,339)	(323,112)
Acquisition of property and equipment			(1,563,173)	(1,304,941)
Acquisition of intangible assets			(24,632)	(21,415)

			(2,118,894)	(1,816,300)

Net cash used in investing activities		￦	(1,817,951)	(1,444,256)

See accompanying notes to the condensed separate interim financial statements.

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SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2019 and 2018

(In millions of won)
	Note	September 30, 2019		September 30, 2018
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of hybrid bonds		￦	—	398,759
Proceeds from issuance of debentures			796,768	1,326,346
Cash inflows from settlement of derivatives			11,931	—

			808,699	1,725,105
Cash outflows for financing activities:
Repayments of long-term borrowings			(6,441)	(6,200)
Repayments of hybrid bonds			—	(400,000)
Repayments of long-term payables – other			(425,349)	(302,867)
Repayments of debentures			(390,000)	(1,036,550)
Payments of cash dividends			(718,698)	(706,091)
Payments of interest on hybrid bonds			(11,075)	(12,111)
Cash outflows from settlement of derivatives			—	(29,213)
Repayments of lease liabilities			(217,372)	—

			(1,768,935)	(2,493,032)

Net cash used in financing activities			(960,236)	(767,927)

Net increase (decrease) in cash and cash equivalents			(619,691)	178,144
Cash and cash equivalents at beginning of the period			877,823	880,583
Effects of exchange rate changes on cash and cash equivalents			1	(280)

Cash and cash equivalents at end of the period		￦	258,133	1,058,447

See accompanying notes to the condensed separate interim financial statements.

9

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2019, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service, institutional investors and other shareholders	50,245,708	62.23
Treasury shares	8,875,883	10.99

	80,745,711	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting, as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2018. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

The Company’s applied K-IFRS No.1116, Leases, effective January 1, 2019. Changes to significant accounting policies are described in note 3.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements as of and for the year ended December 31, 2018 except significant judgments and key sources of estimation uncertainty related to the K-IFRS No. 1116, Leases, that are described in note 3.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 26.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2018, except for the following changes in accounting policies described below. The following changes in accounting policies are also expected to be reflected in the Company’s separate financial statements as at and for the year ending December 31, 2019.

(1)	Changes in accounting policies

The Company has initially adopted K-IFRS No. 1116 from January 1, 2019. A number of other amended standards are effective from January 1, 2019, but they do not have a material effect on the Company’s condensed separate interim financial statements.

1)	K-IFRS No. 1116, Leases

K-IFRS No. 1116 introduced a single, on-balance sheet accounting model for lessees. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Company has applied K-IFRS No. 1116 from January 1, 2019 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 has been presented, as previously reported, under K-IFRS No. 1017 and has not been restated. Details of the changes in accounting policies are disclosed below.

i) Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement Contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under K-IFRS No. 1116, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

ii) As a lessee

The Company leases a number of assets including buildings and vehicles. The terms of leases are negotiated individually and include various conditions. Each lease contract is entered into with a term of 1~50 years.

As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS No. 1116, the Company recognizes right-of-use assets and lease liabilities for most leases – i.e. theses leases are presented on the statements of financial position.

However, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases with terms less than 12 months or leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1)	K-IFRS No. 1116, Leases, Continued

ii)	As a lessee, Continued

The Company has also elected to apply the practical expedient not to separate non-lease components and instead account for the lease and non-lease components as a single lease component.

j	Significant accounting policies

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Company presents its right-of-use assets in Property and equipment on the statements of financial position.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Company has not included the extension option periods in the lease term because it is not reasonably certain to exercise such options. After the commencement date, the Company reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of the Company that affects whether the Company is reasonably certain to exercise the extension option.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1)	K-IFRS No. 1116, Leases, Continued

ii) As a lessee, Continued

k	Transition

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019. Right-of-used assets are measured at their carrying amounts as if K-IFRS No. 1116 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate at the date of initial application.

The Company used the following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017.

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

iii) As a lessor

The accounting policies applicable to the Company as a lessor are not different from those under K-IFRS No. 1017. However, when the Company is an intermediate lessor the sub-leases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

iv) Impacts on financial statements

j	Impacts on transition

On transition to K-IFRS No. 1116, the Company recognized right-of-use assets and lease liabilities, with the difference recognized in retained earnings. The impacts on transition are summarized below.

(In millions of won)	January 1, 2019
Impacts on the assets:
Right-of-use assets presented in property and equipment	￦	416,552
Increase in accounts receivable – other (lease receivables)		17,203
Adjustments in intangible assets		(2,274)
Decrease in advanced payments and others		(53,608)

		377,873

Impacts on the liabilities:
Increase in the lease liabilities		412,407
Decrease in deferred tax liabilities		(9,305)

		403,102

Decrease in retained earnings	￦	(25,229)

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1)	K-IFRS No. 1116, Leases, Continued

iv) Impacts on financial statements, Continued

j	Impacts on transition, Continued

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 1.92%.

(In millions of won)
	January 1, 2019
Operating lease commitments at December 31, 2018	￦	428,142
Discounted using the incremental borrowing rate at January 1, 2019		419,141
- Recognition exemption for leases with less than 12 months of lease term at the lease commencement date		(6,617)
- Recognition exemption for leases of low-value assets		(117)

Lease liabilities recognized at January 1, 2019	￦	412,407

k	Impacts subsequent to adoption

As a result of initially applying K-IFRS No. 1116, in relation to the leases that were previously classified as operating leases the Company recognized ￦461,088 million of right-of-use assets and ￦444,417 million of lease liabilities as of September 30, 2019.

Also, in relation to those leases under K-IFRS No. 1116, the Company has recognized depreciation and interest costs, instead of operating lease expense. For the nine-month period ended September 30, 2019, the Company recognized ￦196,672 million of depreciation charges and ￦6,262 million of interest costs from those leases. Expenses related to short-term leases and leases of low-value assets are ￦56,666 million and ￦61 million, respectively.

The payments of lease liabilities presented in the cash flows from financing activities would have been included in the cash flows from operating activities if the previous accounting standards were applied.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	￦	1,600,161	(111,779)	1,488,382
Short-term loans		69,104	(691)	68,413
Accounts receivable – other(*)		649,106	(40,489)	608,617
Accrued income		581	—	581

		2,318,952	(152,959)	2,165,993
Non-current assets:
Long-term loans		49,018	(41,115)	7,903
Long-term accounts receivable – other(*)		533,909	—	533,909
Guarantee deposits		187,729	—	187,729

		770,656	(41,115)	729,541

	￦	3,089,608	(194,074)	2,895,534

(*)	Gross and carrying amounts of accounts receivable – other as of September 30, 2019 include ~~W~~812,991 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2018
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	￦	1,474,102	(119,842)	1,354,260
Short-term loans		54,885	(549)	54,336
Accounts receivable – other(*)		568,878	(50,427)	518,451
Accrued income		410	—	410

		2,098,275	(170,818)	1,927,457
Non-current assets:
Long-term loans		48,344	(41,108)	7,236
Long-term accounts receivable – other(*)		274,053	—	274,053
Guarantee deposits		184,887	—	184,887

		507,284	(41,108)	466,176

	￦	2,605,559	(211,926)	2,393,633

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2018 include ~~W~~485,325 million of financial instruments classified as FVTPL.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized costs for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)
	January 1, 2019		Impairment	Write-offs(*)	Collection of receivables previously written-off	September 30, 2019
Accounts receivable – trade	￦	119,842	2,770	(18,407)	7,574	111,779
Accounts receivable – other		92,084	2,543	(19,078)	6,746	82,295

	￦	211,926	5,313	(37,485)	14,320	194,074

(In millions of won)
	January 1, 2018		Impact of adopting K-IFRS No. 1109	Impairment	Write-offs(*)	Collection of receivables previously written-off	September 30, 2018
Accounts receivable – trade	￦	107,827	12,950	11,756	(14,831)	8,121	125,823
Accounts receivable – other		97,547	99	2,438	(7,794)	4,057	96,347

	￦	205,374	13,049	14,194	(22,625)	12,178	222,170

(*)	The Company writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as termination of operations or liquidation.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost consist primarily of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

5.	Prepaid expenses

(1)	Details of prepaid expenses as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019		December 31, 2018
Current assets:
Incremental costs of obtaining contracts	￦	1,835,642	1,574,309
Others		59,377	113,925

	￦	1,895,019	1,688,234

Non-current assets:
Incremental costs of obtaining contracts	￦	1,087,606	724,233
Others		20,581	28,948

	￦	1,108,187	753,181

(2)	Incremental costs of obtaining contracts

Incremental costs of obtaining contracts that are capitalized as assets as of September 30, 2019 and the related amortization recognized as commissions for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)
	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Amortization recognized as commissions	￦	570,797	1,596,304	518,836	1,554,042

The Company pays commissions to its direct retail stores and authorized dealers for wireless telecommunications services for each service contract and installation contract secured. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers based on the Company’s historical subscriber churn rate.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

6.	Contract assets and liabilities

(1)	Details of contract assets and liabilities as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019		December 31, 2018
Contract assets:
Allocation of consideration between performance obligations	￦	13,487	7,531
Contract liabilities:
Wireless service contracts		15,573	18,425
Customer loyalty programs		23,016	17,113
Others		43,322	18,895

	￦	81,911	54,433

(2)	The amount of revenue recognized for the nine-month period ended September 30, 2019 related to the contract liabilities carried forward from the prior period is ~~W~~32,920 million.

7.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	Category	September 30, 2019		December 31, 2018
Beneficiary certificates	FVTPL	￦	48,226	47,849

(2)	Details of long-term investment securities as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	Category	September 30, 2019		December 31, 2018
Equity instruments	FVOCI(*)	￦	105,831	333,161
Debt instruments	FVTPL		77,887	77,511

		￦	183,718	410,672

(*)

The Company designated ￦105,831 million of equity instruments that are not held for trading as financial assets at FVOCI. During the nine-month period ended September 30, 2019, the Company disposed 6,109,000 shares of the common shares issued by Hana Financial Group Inc. in exchange for ￦221,146 million in cash. The valuation gain on financial assets at FVOCI of ￦30,073 million was reclassified from reserves to retained earnings.

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019		December 31, 2018
Investments in subsidiaries	￦	5,432,591	5,286,601
Investments in associates and joint ventures		5,150,701	4,902,313

	￦	10,583,292	10,188,914

(2)	Details of investments in subsidiaries as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won, except for share data)	September 30, 2019				December 31, 2018
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	￦	243,988	243,988
SK Broadband Co., Ltd.	298,460,212	100.0		1,870,582	1,870,582
SK Communications Co., Ltd.	43,427,530	100.0		69,668	69,668
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICEACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Planet Co., Ltd.	69,593,562	98.7		404,833	404,833
Eleven Street Co., Ltd.	8,224,709	80.3		1,049,403	1,049,403
DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*1)	29,246,387	52.0		156,642	156,642
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
Life & Security Holdings Co., Ltd.	740,895	55.0		703,394	703,736
SKT Americas, Inc.	122	100.0		45,701	45,701
Atlas Investment(*2)	—	100.0		127,920	99,874
SK Global Healthcare Business Group, Ltd.	—	100.0		1,929	1,929
One Store Co., Ltd.	10,409,600	65.5		82,186	82,186
id Quantique SA(*3)	69,157,505	66.8		94,065	81,902
SK Infosec Co., Ltd.	12,636,024	100.0		44,410	44,410
SK Telecom TMT Investment Corp.(*4)	30,000	100.0		33,834	—
FSK L&S Co., Ltd.(*5)	2,415,750	60.0		17,757	—
Incross Co., Ltd.(*6)	2,786,455	34.6		53,722	—
SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.) and others	—	—		48,600	47,790

			￦	5,432,591	5,286,601

(*1)	The ownership has changed due to the conversion of the convertible bonds issued by DREAMUS COMPANY (Formerly, IRIVER LIMITED) during the nine-month period ended September 30, 2019.
(*2)	The Company invested ~~W~~28,046 million in cash for the nine-month period ended September 30, 2019.
(*3)

The ownership has changed due to an unequal paid-in capital increase during the nine-month period ended September 30, 2019. Also, the Company invested additional ~~W~~12,163 million in cash during the nine-month period ended September 30, 2019.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(2)	Details of investments in subsidiaries as of September 30, 2019 and December 31, 2018 are as follows, Continued:

(*4)	SK Telecom TMT Investment Corp. was newly established during the nine-month period ended September 30, 2019.
(*5)	FSK L&S Co., Ltd. was reclassified as a subsidiary from an associate during the nine-month period ended September 30, 2019.
(*6)

The Company acquired 2,786,455 shares of Incross Co., Ltd. at ￦53,722 million in cash for the nine-month period ended September 30, 2019 in order to expand digital advertising business through the integration of the Company’s technological capabilities. Although the Company owns less than 50% of the investee, the management has determined that the Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Company has a right to appoint the majority of the members of board of directors by the virtue of an agreement with the investee’s other shareholders.

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won, except for share data)	September 30, 2019				December 31, 2018
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	￦	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*2)	393,460	19.1		1,532	1,532
KEB HanaCard Co., Ltd.(*2)	39,902,323	15.0		253,739	253,739
Daehan Kanggun BcN Co., Ltd.	1,675,124	29.0		353	353
NanoEnTek, Inc.	7,600,649	28.9		51,138	51,138
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
S.M.Culture & Contents Co., Ltd.	22,033,898	23.4		65,341	65,341
12CM Japan, Inc.	3,925	28.2		7,697	7,697
MAKEUS Corp.(*2)	2,153	8.9		9,773	9,773
SK South East Asia Investment Pte. Ltd.(*3)	200,000,000	20.0		224,470	111,000
Pacific Telecom Inc.(*2)	1,734,109	15.0		36,487	36,487
Grab Geo Holdings PTE. LTD.(*4)	300	30.0		30,517	—
Carrot Co., Ltd.(*2,5)	1,360,000	9.9		6,800	—
Contents Wavve Co., Ltd.(*6)	1,306,286	30.0		90,858	—
Health Connect Co., Ltd. and others	—	—		51,450	69,207

			￦	5,101,621	4,877,733

Investment in a joint venture:
Finnq Co., Ltd.(*7)	6,370,000	49.0	￦	49,080	24,580

			￦	5,150,701	4,902,313

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of board of directors even though the Company has less than 20% of equity interests.

(*3)	The Company invested ￦113,470 million in cash in SK South East Asia Investment Pte. Ltd. for the nine-month period ended September 30, 2019.
(*4)	The Company jointly established Grab Geo Holdings PTE. LTD. by investing ￦11,201 million in cash and ￦19,039 million in exchange of assets for the nine-month period ended September 30, 2019.
(*5)	The Company newly invested ￦6,800 million in cash for the nine-month period ended September 30, 2019.

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of September 30, 2019 and December 31, 2018 are as follows, Continued:

(*6)	The Company newly invested ￦90,858 million in cash for the nine-month period ended September 30, 2019.
(*7)

This investment was classified as investment in a joint venture as the Company has joint control pursuant to the agreement with the other shareholders. The Company invested additional ￦24,500 million in cash during the nine-month period ended September 30, 2019.

(4)	The market value of investments in listed subsidiaries as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won, except for share data)
	September 30, 2019				December 31, 2018
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
DREAMUS COMPANY (Formerly, IRIVER LIMITED)	￦	5,740	29,246,387	167,874	6,760	29,246,387	197,706
Incross Co., Ltd.		21,850	2,786,455	60,884	—	—	—

(5)	The market value of investments in listed associates as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won, except for share data)
	September 30, 2019				December 31, 2018
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	￦	4,460	7,600,649	33,899	4,235	7,600,649	32,189
SK hynix Inc.		82,200	146,100,000	12,009,420	60,500	146,100,000	8,839,050
SM Culture & Contents Co., Ltd.		1,410	22,033,898	31,068	2,020	22,033,898	44,508

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

9.	Property and Equipment

(1)	Details of the changes in property and equipment for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	544,419	—	1,568	(3)	33,670	—	579,654
Buildings		537,000	—	1,753	(433)	33,312	(28,871)	542,761
Structures		355,739	—	7,521	—	7,289	(26,993)	343,556
Machinery		4,382,375	—	111,451	(5,853)	1,367,576	(1,176,973)	4,678,576
Right-of-use assets		—	416,552	343,613	(102,405)	—	(196,672)	461,088
Other		617,837	—	974,990	(990)	(968,060)	(72,615)	551,162
Construction in progress		506,120	—	447,877	(744)	(509,428)	—	443,825

	￦	6,943,490	416,552	1,888,773	(110,428)	(35,641)	(1,502,124)	7,600,622

(In millions of won)
	For the nine-month period ended September 30, 2018
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	525,572	2,418	(29)	8,275	—	536,236
Buildings		546,872	485	(1,330)	20,794	(27,898)	538,923
Structures		376,755	4,762	(26)	3,275	(27,018)	357,748
Machinery		4,648,331	94,028	(22,505)	727,391	(1,216,619)	4,230,626
Other		448,203	371,690	(1,479)	(352,718)	(75,622)	390,074
Construction in progress		377,400	401,888	(3,466)	(493,534)	—	282,288

	￦	6,923,133	875,271	(28,835)	(86,517)	(1,347,157)	6,335,895

(2)	Details of the right-of-use assets as of September 30, 2019 and January 1, 2019 are as follows:

(In millions of won)
	September 30, 2019		January 1, 2019
Land, Buildings and Structures	￦	397,619	335,481
Other		63,469	81,071

	￦	461,088	416,552

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

10.	Intangible Assets

(1)	Details of the changes in intangible assets for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	￦	3,139,978	—	—	—	—	(361,983)	—	2,777,995
Land usage rights		6,498	—	1,484	—	—	(2,202)	—	5,780
Industrial rights		15,300	—	759	(219)	—	(2,164)	—	13,676
Facility usage rights		16,008	—	1,465	(12)	172	(2,080)	—	15,553
Club memberships		47,411	—	1,113	(850)	—	—	(63)	47,611
Other		785,669	(2,274)	19,811	(2,062)	68,402	(213,623)	—	655,923

	￦	4,010,864	(2,274)	24,632	(3,143)	68,574	(582,052)	(63)	3,516,538

(In millions of won)	For the nine-month period ended September 30, 2018
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	￦	2,176,940	—	—	—	(302,916)	1,874,024
Land usage rights		7,858	1,860	(49)	405	(2,944)	7,130
Industrial rights		12,899	4,216	(716)	—	(2,585)	13,814
Facility usage rights		16,456	1,472	(35)	99	(2,059)	15,933
Club memberships		44,843	1,237	(25)	—	—	46,055
Other		830,549	12,630	(1,400)	115,188	(211,458)	745,509

	￦	3,089,545	21,415	(2,225)	115,692	(521,962)	2,702,465

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

10.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of September 30, 2019 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	￦	70,952	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		282,645	LTE service	Sept. 2013	Dec. 2021
2.6GHz license		880,285	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		237,407	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5GHz license(*)		1,104,023	5G service	Apr. 2019	Nov. 2028
28GHz license(*)		202,683	5G service	—	Nov. 2023

	￦	2,777,995

(*)

The Company participated in the frequency usage rights allocation auction hosted by Ministry of Science and Information and Communication Technology (ICT) and was assigned the 3.5GHz and 28GHz bands of frequency during the year ended December 31, 2018. The considerations payable for the bands of frequency are ￦1,218,500 million and ￦207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Company recognized these frequency usage rights as intangible assets at the date of initial lump sum payment and began amortization for 3.5GHz license in April 2019. The amortization for 28GHz license will begin when it is in the condition necessary for it to be capable of operating in the manner intended by management.

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

11.	Borrowings and Debentures

(1)	Changes in borrowings for the nine-month period ended September 30, 2019 are as follows:

(In millions of won)
	Lender	Annual interest rate(%)	Maturity	Book value
Current				￦	12,630
Non-current					31,764

As of January 1, 2019					44,394

Borrowings repaid	Export Kreditnamnden	1.70	Apr. 29, 2022		(6,441)
Other changes(*1):					3,069
Current(*2)					13,686
Non-current(*2)					27,336

As of September 30, 2019				￦	41,022

(*1)	Other changes include the effects on foreign currency translation of foreign currency-denominated debentures and changes in present value discount for the nine-month period ended September 30, 2019.
(*2)	￦6,540 million were transferred from non-current to current for the nine-month period ended September 30, 2019.

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

11.	Borrowings and Debentures, Continued

(2)	Changes in debentures for the nine-month period ended September 30, 2019 are as follows:

(In millions of won)
	Purpose	Annual interest rate(%)	Maturity	Face value		Book value
Current				￦	500,000	499,747
Non-current					5,243,533	5,222,865

As of January 1, 2019					5,743,533	5,722,612

Debentures newly issued:
Unsecured corporate bonds	Operating fund	2.03	Mar. 6, 2022		180,000	179,234
		2.09	Mar. 6, 2024		120,000	119,498
		2.19	Mar. 6, 2029		50,000	49,801
		2.23	Mar. 6, 2039		50,000	49,812
	Operating and refinancing fund	1.40	Jul. 29, 2022		120,000	119,487
		1.49	Jul. 29, 2024		60,000	59,760
		1.50	Jul. 29, 2029		120,000	119,552
		1.52	Jul. 29, 2039		50,000	49,812
		1.56	Jul. 29, 2049		50,000	49,812

				￦	800,000	796,768

Debentures repaid:
Unsecured corporate bonds	Operating and refinancing fund	3.24	Aug. 28, 2019	￦	(170,000)	(170,000)
	Operating fund	3.30	May 14, 2019		(50,000)	(50,000)
		4.72	May 14, 2029		(61,757)	(61,757)
		1.65	Mar. 4, 2019		(70,000)	(70,000)
		1.62	Jun. 3, 2019		(50,000)	(50,000)

					(401,757)	(401,757)

Other changes(*1):					99,784	102,468
Current(*2)					580,390	580,200
Non-current(*2)					5,661,170	5,639,891

As of September 30, 2019				￦	6,241,560	6,220,091

(*1)

Other changes include the effects on foreign currency translation of foreign currency-denominated debentures and changes in present value discount on debentures for the nine-month period ended September 30, 2019.

(*2)	￦420,452 million were transferred from non-current to current for the nine-month period ended September 30, 2019.

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

12.	Long-term Payables – other

(1)	As of September 30, 2019 and December 31, 2018, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 10):

(In millions of won)
	September 30, 2019		December 31, 2018
Long-term payables – other	￦	2,051,389	2,476,738
Present value discount on long-term payables – other		(90,335)	(113,772)
Current installments of long-term payables – other		(422,117)	(423,884)

Carrying amount at period end	￦	1,538,937	1,939,082

(2)

The Company repaid ￦425,349 million of the principal amounts of long-term payables – other related to the acquisition of frequency usage rights for the nine-month period ended September 30, 2019. The repayment schedule of the principal amount of long-term payables – other as of September 30, 2019 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	425,349
1~3 years		647,589
3~5 years		413,385
More than 5 years		565,066

	￦	2,051,389

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

13.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2019						As of September 30, 2019
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for restoration	￦	59,548	2,597	(524)	(467)	61,154	44,892	16,262
Emission allowance		2,238	3,495	(1,085)	(932)	3,716	3,716	—

	￦	61,786	6,092	(1,609)	(1,399)	64,870	48,608	16,262

(In millions of won)	For the nine-month period ended September 30, 2018						As of September 30, 2018
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	￦	3,874	—	(1,075)	(2,799)	—	—	—
Provision for restoration		56,162	3,656	(621)	(456)	58,741	42,928	15,813
Emission allowance		4,650	2,896	(1,334)	(3,306)	2,906	2,906	—

	￦	64,686	6,552	(3,030)	(6,561)	61,647	45,834	15,813

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

14.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019		December 31, 2018
Present value of defined benefit obligations	￦	366,787	332,044
Fair value of plan assets		(366,469)	(363,878)

	￦	318	(31,834)

(2)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2019		September 30, 2018
Beginning balance	￦	332,044	278,778
Current service cost		33,951	30,684
Interest cost		6,360	6,507
Remeasurement
- Adjustment based on experience		2,000	3,808
Benefit paid		(11,610)	(6,513)
Others		4,042	3,566

Ending balance	￦	366,787	316,830

(3)	Changes in plan assets for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2019		September 30, 2018
Beginning balance	￦	363,878	318,860
Interest income		6,773	7,144
Remeasurement		(526)	(1,968)
Contribution		20,000	9,000
Benefit paid		(21,868)	(16,155)
Others		(1,788)	5,938

Ending balance	￦	366,469	322,819

(4)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2019		September 30, 2018
Current service cost	￦	33,951	30,684
Net interest income		(413)	(637)

	￦	33,538	30,047

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

15.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ￦500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won, except for share data)
	September 30, 2019		December 31, 2018
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common share	￦	44,639	44,639
Capital surplus and others:
Paid-in capital surplus		2,915,887	2,915,887
Treasury shares		(1,979,475)	(1,979,475)
Hybrid bonds(*)		398,759	398,759
Share option(note 16)		1,235	1,007
Others		(920,854)	(920,854)

	￦	415,552	415,324

(*)

Hybrid bonds issued by the Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Company.

(2)	There were no changes in share capital during the nine-month periods ended September 30, 2019 and 2018 and details of shares outstanding as of September 30, 2019 and 2018 are as follows:

(In shares)
	September 30, 2019			September 30, 2018
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	8,875,883	71,869,828	80,745,711	10,136,551	70,609,160

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

16.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Series
	1-1	1-2	1-3	2	3	4
Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares				Reissue of treasury shares, Cash-settlement
Number of shares (in shares)	22,168	22,168	22,168	1,358	5,477	1,734
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(2)	Share compensation expense recognized for the nine-month period ended September 30, 2019 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
Accumulated compensation expenses as of December 31, 2018	￦	1,007
For the nine-month period ended September 30, 2019		228
In subsequent periods		249

	￦	1,484

(3)	The Company used binomial option pricing model in the measurement of the fair value of share options at the grant date and the inputs used in the model are as follows:

(In won)	Series
	1-1	1-2	1-3	2	3	4
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310
Per share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

17.	Retained Earnings

Retained earnings as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019	December 31, 2018
Appropriated:
Legal reserve	￦ 22,320	22,320
Reserve for business expansion	11,531,138	10,531,138
Reserve for technology development	4,265,300	3,321,300

	15,818,758	13,874,758
Unappropriated	889,312	2,593,031

	￦ 16,708,070	16,467,789

18.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019		December 31, 2018
Valuation gain (loss) on FVOCI	￦	(40,734)	2,047
Valuation loss on derivatives		(11,441)	(42,312)

	￦	(52,175)	(40,265)

(2)	Changes in reserves for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on available-for-sale financial assets	Valuation gain (loss) on derivatives	Total
Balance at December 31, 2017	￦	—	148,873	(70,572)	78,301
Impact of adopting K-IFRS No.1109		90,484	(148,873)	—	(58,389)

Balance at January 1, 2018		90,484	—	(70,572)	19,912
Changes, net of taxes		(26,895)	—	(14,254)	(41,149)

Balance at September 30, 2018		63,589	—	(84,826)	(21,237)

Balance at January 1, 2019		2,047	—	(42,312)	(40,265)
Changes, net of taxes		(42,781)	—	30,871	(11,910)

Balance at September 30, 2019	￦	(40,734)	—	(11,441)	(52,175)

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

19.	Operating revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Products transferred at a point in time:
Product sales	￦	24,245	68,349	36,688	106,655
Services transferred over time:
Wireless service revenue(*1)		2,486,354	7,334,826	2,484,567	7,551,174
Cellular interconnection revenue		126,400	386,057	155,901	462,837
Other(*2)		274,551	782,243	248,416	735,279

		2,887,305	8,503,126	2,888,884	8,749,290

	￦	2,911,550	8,571,475	2,925,572	8,855,945

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

20.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Communication	￦	8,018	22,926	7,080	21,244
Utilities		69,157	182,157	62,597	170,150
Taxes and dues		3,399	20,221	2,601	18,452
Repair		62,217	183,748	65,080	181,754
Research and development		77,212	238,497	78,623	229,807
Training		8,439	20,297	8,030	19,723
Bad debt (Reversal of loss allowance) for accounts receivable – trade		(253)	2,770	3,163	11,756
Other		10,006	32,745	10,404	32,228

	￦	238,195	703,361	237,578	685,114

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

21.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	1,910	4,609	520	1,520
Others		2,938	7,708	2,053	17,547

	￦	4,848	12,317	2,573	19,067

Other non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	￦	2,930	10,574	9,704	25,683
Donations		2,916	12,809	12,409	40,559
Bad debt for accounts receivable – other		895	2,543	940	2,438
Others		1,124	6,631	2,597	4,974

	￦	7,865	32,557	25,650	73,654

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

22.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	￦	11,338	26,157	6,389	30,673
Gain on sale of accounts receivable – other		2,366	14,353	9,202	17,341
Dividends		218	514,399	14,572	177,490
Gain on foreign currency transactions		1,833	6,245	3,251	11,720
Gain on foreign currency translations		1,807	3,717	—	894
Gain relating to financial assets at FVTPL		716	840	487	2,179
Gain relating to financial liabilities at FVTPL		—	56	—	—
Gain on valuation of derivatives		—	465	526	1,423
Gain on settlement of derivatives		—	389	—	—

	￦	18,278	566,621	34,427	241,720

Finance Costs:
Interest expenses	￦	60,995	186,878	55,340	173,723
Loss on foreign currency transactions		2,629	6,601	2,113	10,763
Loss on foreign currency translations		1,432	3,347	1,260	615
Loss on sale of accounts receivable – other		—	560	—	—
Loss relating to financial assets at FVTPL		—	180	11	589
Loss relating to financial liabilities at FVTPL		—	43	363	1,143
Loss on settlement of derivatives		—	317	—	12,156

	￦	65,056	197,926	59,087	198,989

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and short-term financial instruments	￦	2,789	8,381	4,569	12,208
Interest income on loans and others		8,549	17,776	1,820	18,465

	￦	11,338	26,157	6,389	30,673

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

22.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expenses on borrowings	￦	1,526	4,429	286	3,108
Interest expenses on debentures		45,455	134,778	43,672	134,650
Others		14,014	47,671	11,382	35,965

	￦	60,995	186,878	55,340	173,723

(4)	Details of impairment losses (reversal of impairment loss) on financial assets for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable – trade	￦	(253)	2,770	3,163	11,756
Other receivables		895	2,543	940	2,438

	￦	642	5,313	4,103	14,194

23.	Income Tax Expense

Income tax expense was calculated by considering current tax expense adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

24.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2019 and 2018 are calculated as follows:

(In millions of won, except for share data)	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period	￦	161,088	967,095	183,322	767,535
Interest on hybrid bonds		(3,692)	(11,075)	(3,691)	(12,111)
Profit for the period available for common shares		157,396	956,020	179,631	755,424
Weighted average number of common shares outstanding		71,869,828	71,869,828	70,609,160	70,609,160

Basic earnings per share (in won)	￦	2,190	13,302	2,544	10,699

2)	The weighted average number of common shares outstanding for the nine-month periods ended September 30, 2019 and 2018 are calculated as follows:

(In shares)		Weighted number of shares
	Number of shares	Three-month period ended September 30	Nine-month period ended September 30
Issued common shares at January 1, 2019	80,745,711	80,745,711	80,745,711
Effect of treasury shares	(8,875,883)	(8,875,883)	(8,875,883)

Weighted average number of common shares outstanding at September 30, 2019	71,869,828	71,869,828	71,869,828

(In shares)		Weighted number of shares
	Number of shares	Three-month period ended September 30	Nine-month period ended September 30
Issued common shares at January 1, 2018	80,745,711	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at September 30, 2018	70,609,160	70,609,160	70,609,160

(2)	Diluted earnings per share

For the nine-month periods ended September 30, 2019 and 2018, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

25.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives- hedging instrument	Total
Cash and cash equivalents	￦	—	—	258,133	—	258,133
Financial instruments		—	—	169,382	—	169,382
Short-term investment securities		48,226	—	—	—	48,226
Long-term investment securities(*)		77,887	105,831	—	—	183,718
Accounts receivable – trade		—	—	1,488,382	—	1,488,382
Loans and other receivables		812,991	—	594,161	—	1,407,152
Derivative financial assets		—	—	—	176,554	176,554

	￦	939,104	105,831	2,510,058	176,554	3,731,547

(*)	The Company designated ￦105,831 million of equity instruments that are not held for trading as financial assets measured at FVOCI.

(In millions of won)
	December 31, 2018
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives- hedging instrument	Total
Cash and cash equivalents	￦	—	—	877,823	—	877,823
Financial instruments		—	—	99,382	—	99,382
Short-term investment securities		47,849	—	—	—	47,849
Long-term investment securities(*)		77,511	333,161	—	—	410,672
Accounts receivable – trade		—	—	1,354,260	—	1,354,260
Loans and other receivables		485,325	—	554,048	—	1,039,373
Derivative financial assets		10,947	—	—	39,858	50,805

	￦	621,632	333,161	2,885,513	39,858	3,880,164

(*)	The Company designated ￦333,161 million of equity instruments that are not held for trading as financial assets measured at FVOCI.

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

25.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019
	Financial liabilities at amortized cost
Borrowings	￦	41,022
Debentures		6,220,091
Lease liabilities		444,417
Accounts payable – other and others		5,095,260

	￦	11,800,790

(In millions of won)
	December 31, 2018
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives- hedging instrument	Total
Derivative financial liabilities	￦	—	—	1,107	1,107
Borrowings		—	44,394	—	44,394
Debentures(*)		61,813	5,660,799	—	5,722,612
Accounts payable – other and others		—	5,181,029	—	5,181,029

	￦	61,813	10,886,222	1,107	10,949,142

(*)

Debentures classified as financial liabilities at FVTPL as of December 31, 2018 are structured bonds, and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

26.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, and accounts receivable – trade and other. Financial liabilities consist of accounts payable – other and others, borrowings, debentures and lease liabilities.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2019 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	24,285	￦	29,173	1,226,873	￦	1,473,842
EUR	2,582		3,395	—		—
JPY	14,698		164	—		—
Others	—		167	—		—

		￦	32,899		￦	1,473,842

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of September 30, 2019, a hypothetical change in exchange rates by 10% would have increased (reduced) the Company’s profit before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	2,844	(2,844)
EUR		340	(340)
JPY		16	(16)
Others		17	(17)

	￦	3,217	(3,217)

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

26.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2019, floating-rate debentures amount to ￦360,390 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate debentures. Therefore, profit before income taxes for the nine-month period ended September 30, 2019 would not have been affected by the changes in interest rates of floating-rate debenture.

As of September 30, 2019, the floating-rate long-term payables – other are ￦2,051,389 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the period ended September 30, 2019, would change by ￦15,386 million in relation to floating-rate long-term payables – other that are exposed to interest rate risk.

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

26.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019		December 31, 2018
Cash and cash equivalents	￦	258,082	877,781
Financial instruments		169,382	99,382
Investment securities		900	900
Accounts receivable – trade		1,488,382	1,354,260
Loans and other receivables		1,407,152	1,039,373
Derivative financial assets		176,554	50,805

	￦	3,500,452	3,422,501

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes loss allowance in respect of accounts receivable – trade and other. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of September 30, 2019.

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

26.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through robust operating activities.

Contractual maturities of financial liabilities as of September 30, 2019 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	￦	41,022	43,048	14,616	28,432	—
Debentures(*)		6,220,091	7,379,697	760,112	3,494,456	3,125,129
Lease liabilities		444,417	470,586	223,125	222,823	24,638
Accounts payable – other and others(*)		5,095,260	5,278,317	3,550,686	1,149,373	578,258

	￦	11,800,790	13,171,648	4,548,539	4,895,084	3,728,025

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of September 30, 2019, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	176,554	180,527	58,044	110,765	11,718

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall capital management strategy of the Company is the same as that of the Company for the year ended December 31, 2018.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

26.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019		December 31, 2018
Total liabilities	￦	12,817,302	11,960,536
Total equity		17,116,086	16,887,487
Debt-equity ratio		74.88%	70.82%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2019 are as follows:

(In millions of won)	September 30, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	￦	939,104	—	861,217	77,887	939,104
Derivative hedging instruments		176,554	—	176,554	—	176,554
FVOCI		105,831	54,446	—	51,385	105,831

	￦	1,221,489	54,446	1,037,771	129,272	1,221,489

Financial liabilities that are not measured at fair value:
Borrowings	￦	41,022	—	42,226	—	42,226
Debentures		6,220,091	—	6,731,127	—	6,731,127
Long-term payables – other		1,961,054	—	2,048,150	—	2,048,150

	￦	8,222,167	—	8,821,503	—	8,821,503

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

26.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2018 are as follows:

(In millions of won)	December 31, 2018
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	￦	621,632	—	544,121	77,511	621,632
Derivative hedging instruments		39,858	—	39,858	—	39,858
FVOCI		333,161	292,399	—	40,762	333,161

	￦	994,651	292,399	583,979	118,273	994,651

Financial liabilities that are measured at fair value:
FVTPL	￦	61,813	—	61,813	—	61,813
Derivative hedging instruments		1,107	—	1,107	—	1,107

	￦	62,920	—	62,920	—	62,920

Financial liabilities that are not measured at fair value:
Borrowings	￦	44,394	—	45,229	—	45,229
Debentures		5,660,799	—	6,033,601	—	6,033,601
Long-term payables – other		2,362,966	—	2,439,593	—	2,439,593

	￦	8,068,159	—	8,518,423	—	8,518,423

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

26.	Financial Risk Management, Continued

(3)	Fair value, Continued

Interest rates used by the Company for the fair value measurement as of September 30, 2019 are as follows:

Interest rate
Derivative instruments	1.00% ~ 2.29%
Borrowings and debentures	1.62% ~ 1.68%
Long-term payables – other	1.58% ~ 1.71%

3)

There have been no transfers between Level 2 to Level 1 for the nine-month period ended September 30, 2019. The changes of financial assets classified as Level 3 for the nine-month period ended September 30, 2019 are as follows:

(In millions of won)
	Balance at January 1, 2019		Valuation	Acquisition	Disposal	Balance at September 30, 2019
FVTPL	￦	77,511	333	604	(561)	77,887
FVOCI		40,762	(2,577)	13,200	—	51,385

	￦	118,273	(2,244)	13,804	(561)	129,272

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

26.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Accounts receivable – trade and others	￦	72,013	(71,768)	245	—	245

Financial liabilities:
Accounts payable – trade and others	￦	71,768	(71,768)	—	—	—

(In millions of won)	December 31, 2018
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	￦	1,867	—	1,867	(1,107)	760
Accounts receivable – trade and others		92,000	(92,000)	—	—	—

	￦	93,867	(92,000)	1,867	(1,107)	760

Financial liabilities:
Derivatives(*)	￦	1,107	—	1,107	(1,107)	—
Accounts payable – trade and others		92,324	(92,000)	324	—	324

	￦	93,431	(92,000)	1,431	(1,107)	324

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

27.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 48 others(*)
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 43 others
Others	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

(*)	As of September 30, 2019, subsidiaries of the Company are as follows:

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	100.0	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (holdings company)
	SK Global Healthcare Business Group, Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	One store Co., Ltd.	65.5	Telecommunication services
	SK Planet Co., Ltd.	98.7	Telecommunication services, system software development and supply services
	Eleven Street Co., Ltd.	80.3	E-Commerce
	DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*2)	52.0	Manufacturing digital audio players and other portable media devices
	SK Infosec Co., Ltd.	100.0	Information security service
	Life & Security Holdings Co., Ltd.	55.0	Investment (holdings company)
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	id Quantique SA	66.8	Quantum information and communications service
	SK Telecom TMT Investment Corp.	100.0	Investment
	FSK L&S Co., Ltd.(*3)	60.0	Freight and logistics consulting business
	Incross Co., Ltd.(*4)	34.6	Media representative business
	SK Telecom CS T1 Co., Ltd.(*5)	100.0	E-Sports business
	Happy Hanool Co., Ltd.(*6)	100.0	Service
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	100.0	Database and internet website service
	SK Planet Japan, K. K.	79.8	Digital contents sourcing service
	SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment (holdings company)
	SKP America LLC.	100.0	Digital contents sourcing service
	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups
Subsidiaries owned by DREAMUS COMPANY (Formerly, IRIVER LIMITED)	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and Manufacturing of e-book
	groovers Japan Co., Ltd.	100.0	Digital music contents sourcing and distribution service
	LIFE DESIGN COMPANY Inc.	100.0	Selling of goods in Japan

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

27.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

Company		Ownership percentage(%)(*1)	Types of business
Subsidiary owned by SK Infosec Co., Ltd.	SKinfosec Information Technology (Wuxi) Co., Ltd.(*7)	100.0	System software development and supply services
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.	100.0	Unmanned security
	CAPSTEC Co., Ltd.	100.0	Manned security
	ADT SECURITY Co., Ltd.	100.0	Sales and trade of anti-theft devices and surveillance devices
Subsidiary owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.	100.0	Communications device retail business
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
Subsidiary owned by id Quantique SA	id Quantique LLC	100.0	Quantum information and communications service
Subsidiary owned by FSK L&S Co., Ltd.	FSK L&S (Shanghai) Co., Ltd.(*3)	66.0	Logistics business
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.(*4)	100.0	Service operation
	Mindknock Co., Ltd. (*8)	100.0	Software development
Others(*9)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)	DREAMUS COMPANY(Formerly, IRIVER LIMITED) merged groovers Inc. during the nine-month period ended September 30, 2019.
(*3)

FSK L&S Co., Ltd. was reclassified as a subsidiary from an associate during the nine-month period ended September 30, 2019, and thus FSK L&S (Shanghai) Co., Ltd., a subsidiary of FSK L&S Co., Ltd. was included in the subsidiary.

(*4)

The Company acquired 2,786,455 shares of Incross Co., Ltd. at ￦53,722 million in cash for the nine-month period ended September 30, 2019 in order to expand digital advertising business through the integration of the Company’s technological capabilities.

(*5)	The Company newly established SK Telecom CS T1 Co., Ltd. for the nine-month period ended September 30, 2019.
(*6)	The Company newly established Happy Hanool Co., Ltd. during the nine-month period ended September 30, 2019.
(*7)	SK Infosec Co., Ltd. newly established SKinfosec Information Technology (Wuxi) Co., Ltd. during the nine-month period ended September 30, 2019.
(*8)	Mindknock Co., Ltd. was reclassified as a subsidiary from an associate as Incross Co., Ltd. acquired additional shares of Mindknock Co., Ltd. during the nine-month period ended September 30, 2019.
(*9)	Others are owned together by Atlas Investment and another subsidiary of the Company.

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

27.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

As of September 30, 2019, the Company belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation to the key management

The Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	￦	545	5,420	779	3,995
Defined benefits plan expenses		142	1,095	121	799
Share option		66	260	170	441

	￦	753	6,775	1,070	5,235

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

52

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

27.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)
		For the period ended September 30, 2019
		Operating revenue and others			Operating expense and others(*)		Acquisition of property and equipment
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	￦	3,312	8,018	91,613	428,975	7,678	13,404
Subsidiaries	SK Broadband Co., Ltd.		27,686	81,268	137,823	401,751	7,052	10,812
	PS&Marketing Corporation(*3)		2,860	9,225	478,124	1,193,402	338	580
	SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		1,015	3,369	55,174	164,449	13,736	21,244
	SK Planet Co., Ltd.		371	1,941	26,123	70,962	2,438	8,950
	SK Telink Co., Ltd.(*4)		11,625	235,888	5,211	17,707	—	—
	SERVICE ACE Co., Ltd.(*5)		2,013	13,425	34,292	98,864	—	—
	SERVICE TOP Co., Ltd.(*6)		2,262	15,425	36,013	101,725	—	—
	Eleven Street Co., Ltd.		855	6,378	1,478	4,546	—	—
	Others(*7)		9,734	85,817	33,983	87,975	1,785	3,298

			58,421	452,736	808,221	2,141,381	25,349	44,884

Associates	F&U Credit information Co., Ltd.		288	872	13,291	35,066	—	—
	SK hynix Inc.(*8)		6,585	238,983	19	195	—	—
	KEB HanaCard Co., Ltd.		99	693	634	1,700	—	—
	SK Wyverns Co., Ltd.		296	886	3,005	18,005	—	—
	Others(*9)		219	8,350	3,014	9,174	—	37

			7,487	249,784	19,963	64,140	—	37

Other	SK Engineering & Construction Co., Ltd.		559	1,796	101	101	2,400	7,400
	SK Innovation Co., Ltd.		5,680	10,920	952	1,345	—	—
	SK Networks Co., Ltd.		680	2,651	3,793	11,609	—	443
	SK Networks service Co., Ltd.		187	534	12,553	31,835	514	524
	SK Telesys Co., Ltd.		53	154	252	695	4,429	11,723
	SK TNS Co., Ltd.		50	151	11,317	22,352	75,923	189,978
	SK energy Co., Ltd.		858	1,988	11	161	—	—
	SKC Infra Services Co., Ltd.		44	58	1,933	6,142	—	186
	SK E&S Co., Ltd.		457	1,423	—	101	—	—
	Others		3,535	8,531	1,866	4,714	24,074	24,074

			12,103	28,206	32,778	79,055	107,340	234,328

		￦	81,323	738,744	952,575	2,713,551	140,367	292,653

53

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

27.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2019 and 2018 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.
(*2)	Operating expenses and others include ￦216,241 million of dividends paid by the Company.
(*3)	Operating expenses and others include ￦645,156 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*4)	Operating revenue and others include ￦199,995 million of dividend income received.
(*5)	Operating revenue and others include ￦7,499 million of dividend income received.
(*6)	Operating revenue and others include ￦8,900 million of dividend income received.
(*7)	Operating revenue and others include ￦60,597 million of dividend income received from Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd.
(*8)	Operating revenue and others include ￦219,151 million of dividend income received.
(*9)	Operating revenue and others include ￦8,350 million of dividend income received from Korea IT Fund and UniSK.

54

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

27.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2019 and 2018 are as follows, Continued:

(In millions of won)
		For the period ended September 30, 2018
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment
Scope	Company	Three-month		Nine-month	Three-month	Nine-month	Three-month	Nine-month
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	2,727	8,538	96,274	428,244	8,964	15,732
Subsidiaries	SK Broadband Co., Ltd.		29,411	87,129	139,386	403,036	15,660	20,007
	PS&Marketing Corporation(*2)		2,666	8,720	382,500	1,120,402	362	424
	SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		1,099	3,153	53,988	159,855	12,332	22,382
	SK Planet Co., Ltd.		4,578	18,969	12,921	26,944	771	938
	SK Telink Co., Ltd.		13,669	42,802	5,725	16,951	—	—
	SERVICE ACE Co., Ltd.		1,936	5,804	32,546	97,838	—	—
	SERVICE TOP Co., Ltd.		2,111	6,403	35,894	115,211	—	—
	Eleven Street Co., Ltd.		1,974	1,974	1,595	1,595	—	—
	SK techx Co., Ltd.(*3)		812	3,373	11,961	96,258	9,782	11,064
	Others(*4)		15,789	28,360	18,090	39,569	321	2,974

			74,045	206,687	694,606	2,077,659	39,228	57,789

Associates	F&U Credit information Co., Ltd.		393	1,181	11,296	34,553	—	—
	HappyNarae Co., Ltd.		22	75	3,997	8,781	15,017	36,271
	SK hynix Inc.(*5)		6,593	163,486	14	220	—	—
	KEB HanaCard Co., Ltd.		3,149	12,087	3,773	11,615	—	—
	Others(*6)		2,331	4,590	7,472	25,606	355	478

			12,488	181,419	26,552	80,775	15,372	36,749

Other	SK Engineering & Construction Co., Ltd.		542	2,500	—	134	—	—
	SK Innovation Co., Ltd.		2,166	6,334	181	700	—	—
	SK Networks Co., Ltd.		4,800	10,605	3,512	11,191	368	435
	SK Networks Service Co., Ltd.		162	478	10,178	33,038	717	2,277
	SK Telesys Co., Ltd.		36	139	200	639	18,882	46,080
	SK TNS Co., Ltd.		25	75	10,915	17,672	91,420	180,587
	SK energy Co., Ltd.		462	1,795	7	152	—	—
	SKC Infra Services Co., Ltd.		8	41	2,181	6,651	421	927
	SK Infosec Co., Ltd.		—	76	7,439	22,555	2,548	3,669
	Others		2,471	8,230	1,380	3,865	—	—

			10,672	30,273	35,993	96,597	114,356	233,975

		￦	99,932	426,917	853,425	2,683,275	177,920	344,245

55

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

27.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2019 and 2018 are as follows, Continued:

(*1)	Operating expenses and others include ￦203,635 million of dividends paid by the Company.
(*2)	Operating expenses and others include ￦643,239 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*3)	Transactions with SK techx Co., Ltd. that occurred before merger with SK Planet Co., Ltd.
(*4)	Operating revenue and others include ￦10,090 million of dividends received from SK Global Healthcare Business Group, Ltd.
(*5)	Operating revenue and others include ￦146,100 million of dividends received.
(*6)	Operating revenue and others include ￦3,715 million of dividends received from Korea IT Fund and UniSK.

56

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

27.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
		September 30, 2019
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	3,191	29,479
Subsidiaries	SK Broadband Co., Ltd.		—	7,575	41,573
	PS&Marketing Corporation		—	918	96,953
	SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		—	155	25,555
	SK Planet Co., Ltd.		—	384	17,894
	SK Telink Co., Ltd.		—	8,727	2,502
	SERVICE ACE Co., Ltd.		—	198	21,524
	SERVICE TOP Co., Ltd.		—	529	23,409
	Eleven Street Co., Ltd.		—	596	1,809
	One store Co., Ltd.		—	319	27,503
	SK m&service Co., Ltd.		—	2,128	6,131
	Others		—	1,012	25,089

			—	22,541	289,942

Associates	F&U Credit information Co., Ltd.		—	—	4,550
	SK hynix Inc.		—	1,181	1
	Wave City Development Co., Ltd.		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	572	4,234
	Others		408	—	94

			22,555	33,276	8,879

Other	SK Engineering and Construction Co., Ltd.		—	544	—
	SK Innovation Co., Ltd.		—	4,712	23,433
	SK Networks Co., Ltd.		—	510	23,226
	SK Networks Services Co., Ltd.		—	—	3,270
	SK Telesys Co., Ltd.		—	26	594
	SK TNS Co., Ltd.		—	10	30,130
	SK Energy Co., Ltd.		—	265	61
	Others		—	1,949	4,614

			—	8,016	85,328

		￦	22,555	67,024	413,628

(*)	As of September 30, 2019, the Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

57

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

27.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2019 and December 31, 2018 are as follows, Continued:

(In millions of won)
		December 31, 2018
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	2,119	88,103
Subsidiaries	SK Broadband Co., Ltd.		—	7,637	69,069
	PS&Marketing Corporation		—	250	82,034
	SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		—	35	42,683
	SK Planet Co., Ltd.		—	1,003	45,268
	SK Telink Co., Ltd.		—	8,353	4,629
	SERVICE ACE Co., Ltd.		—	123	24,629
	SERVICE TOP Co., Ltd.		—	138	30,771
	Eleven Street Co., Ltd.		—	2,086	3,141
	One Store Co., Ltd.		—	1,178	27,164
	SK m&service Co., Ltd.		—	3,366	5,894
	Others		—	401	28,776

			—	24,570	364,058

Associates	F&U Credit information Co., Ltd.		—	92	5,725
	SK hynix Inc.		—	12,840	89
	Wave City Development Co., Ltd.		—	37,263	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	541	11,311
	Others		407	111	1,762

			22,554	50,847	18,887

Other	SK Engineering and Construction Co., Ltd.		—	441	760
	SK Innovation Co., Ltd.		—	2,297	798
	SK Networks Co., Ltd.		—	1,226	327
	SK Networks Services Co., Ltd.		—	11	7,849
	SK Telesys Co., Ltd.		—	19	4,163
	SK TNS Co., Ltd.		—	—	78,421
	SK Energy Co., Ltd.		—	790	102
	Others		—	1,732	4,591

			—	6,516	97,011

		￦	22,554	84,052	568,059

(*)	As of December 31, 2018, the Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.
(5)	The details of the additional investments and disposal of subsidiaries and associates for the nine-month period ended September 30, 2019 are described in note 8.

58

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

28.	Commitments and Contingencies

(1)	Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivables from handset sales with retail stores and authorized dealers, and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ￦916,844 million as of September 30, 2019 which the Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of September 30, 2019, the Company is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

59

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

29.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2019		September 30, 2018
Gain on foreign currency translations	￦	(3,717)	(894)
Interest income		(26,157)	(30,673)
Dividends		(514,399)	(177,490)
Gain relating to financial assets at FVTPL		(840)	(2,179)
Gain on disposal of property and equipment and intangible assets		(4,609)	(1,520)
Gain relating to financial liabilities at FVTPL		(56)	—
Gain on valuation of derivatives		(465)	(1,423)
Gain on settlement of derivatives		(389)	—
Gain on sale of accounts receivable – other		(14,353)	(17,341)
Other income		(109)	—
Loss on foreign currency translations		3,347	615
Bad debt for accounts receivable – trade		2,770	11,756
Bad debt for accounts receivable – other		2,543	2,438
Loss relating to financial assets at FVTPL		180	589
Depreciation and amortization		2,084,176	1,869,119
Loss on disposal of property and equipment and intangible assets		10,574	25,683
Loss on impairment of property and equipment and intangible assets		63	—
Interest expenses		186,878	173,723
Loss relating to financial liabilities at FVTPL		43	1,143
Loss on settlement of derivatives		317	12,156
Loss on investments in subsidiaries and associates		—	12,977
Loss on sale of accounts receivable – other		560	—
Retirement benefit expenses		33,538	30,047
Share option		228	441
Income tax expense		215,081	255,808
Other expenses		3,600	1,104

	￦	1,978,804	2,166,079

60

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

29.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2019 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2019		September 30, 2018
Accounts receivable – trade	￦	(144,571)	(346,574)
Accounts receivable – other		(56,105)	373,035
Advance payments		(87,811)	(2,754)
Prepaid expenses		(260,393)	55,681
Inventories		933	4,043
Long-term accounts receivable – other		(254,742)	(30,554)
Long-term prepaid expenses		(355,006)	—
Guarantee deposits		1,253	(6,188)
Contract assets		(5,956)	(7,608)
Accounts payable – other		260,891	(133,672)
Withholdings		(36,671)	(38,351)
Deposits received		(744)	539
Accrued expenses		81,845	(98,810)
Provisions		(524)	(3,874)
Long-term provisions		—	2,501
Plan assets		1,868	7,155
Retirement benefit payment		(11,610)	(6,513)
Contract liabilities		18,898	6,815
Others		8,290	(4,981)

	￦	(840,155)	(230,110)

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2019		September 30, 2018
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	￦	(13,429)	(429,670)
Increase of right-of-use assets upon adoption of K-IFRS 1116		339,029	—

61

SK TELECOM CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2019 and 2018

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of September 30, 2019, the condensed consolidated statements of income and comprehensive income for the three-month and nine-month periods ended September 30, 2019 and 2018, the condensed consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2019 and 2018, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No. 1034, Interim Financial Reporting.

Emphasis of matter

As a matter that does not have an impact on our review conclusion, we draw attention to the matter described in note 3 to the condensed consolidated interim financial statements. The Group has initially adopted K-IFRS No. 1116 for the year beginning on January 1, 2019, and the Group has taken an exemption not to restate the condensed consolidated financial statements as of December 31, 2018 or for the three-month and nine-month periods ended September 30, 2018 presented for comparative purposes, in accordance with transition requirements of the standards. The financial impacts of applying K-IFRS No. 1116 are discussed in note 3.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 28, 2019, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2018, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 13, 2019

This report is effective as of November 13, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position

As of September 30, 2019 and December 31, 2018

(In millions of won)	Note	September 30, 2019		December 31, 2018
Assets
Current Assets:
Cash and cash equivalents	26,27	￦	1,289,713	1,506,699
Short-term financial instruments	26,27		829,018	1,045,676
Short-term investment securities	9,26,27		144,513	195,080
Accounts receivable – trade, net	5,26,27,28		2,218,259	2,008,640
Short-term loans, net	5,26,27,28		75,102	59,094
Accounts receivable – other, net	3,5,26,27,28,29		1,018,318	937,837
Prepaid expenses	3,6		1,945,131	1,769,559
Contract assets	7		123,870	90,072
Inventories, net	8		200,539	288,053
Prepaid income taxes	24		65,820	—
Derivative financial assets	26,27		36,897	13
Advanced payments and others	5,26,27,28		138,950	58,116

			8,086,130	7,958,839

Non-Current Assets:
Long-term financial instruments	26,27		1,219	1,221
Long-term investment securities	9,26,27		538,412	664,726
Investments in associates and joint ventures	10		13,404,235	12,811,771
Property and equipment, net	3,11,28,29		11,585,057	10,718,354
Goodwill			2,971,656	2,938,563
Intangible assets, net	3,12		4,906,522	5,513,510
Long-term contract assets	7		60,577	43,821
Long-term loans, net	5,26,27,28		34,422	29,034
Long-term accounts receivable – other	3,5,26,27,29		544,893	274,053
Long-term prepaid expenses	3,6		1,225,417	895,272
Guarantee deposits	5,26,27,28		317,609	313,140
Long-term derivative financial assets	26,27		171,857	55,444
Deferred tax assets	24		105,901	92,465
Defined benefit assets	16		—	31,926
Other non-current assets	5,26,27		29,873	26,972

			35,897,650	34,410,272

Total Assets		￦	43,983,780	42,369,111

See accompanying notes to the condensed consolidated interim financial statements.

3

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position, Continued

As of September 30, 2019 and December 31, 2018

(In millions of won)
	Note	September 30, 2019		December 31, 2018
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	13,26,27	￦	50,000	80,000
Current installments of long-term debt, net	13,26,27		1,020,205	984,272
Current installments of long-term payables – other	14,26,27		422,117	424,243
Lease liabilities	3,26,27,28		304,807	—
Accounts payable – trade	26,27,28		455,288	381,302
Accounts payable – other	26,27,28		2,108,604	1,913,813
Withholdings	26,27,28		1,332,502	1,353,663
Accrued expenses	26,27		1,403,376	1,299,217
Income tax payable	24		17,764	182,343
Provisions	15,29		86,488	87,993
Contract liabilities	7		165,742	140,711
Other current liabilities			278	—

			7,367,171	6,847,557

Non-Current Liabilities:
Debentures, excluding current installments, net	13,26,27		7,159,488	6,572,211
Long-term borrowings, excluding current installments, net	13,26,27,29		1,987,519	2,015,365
Long-term payables – other	14,26,27		1,545,301	1,968,784
Long-term contract liabilities	7		35,000	43,102
Defined benefit liabilities	16		207,341	141,529
Long-term derivative financial liabilities	26,27		1,383	4,184
Long-term lease liabilities	3,26,27,28		428,959	—
Long-term provisions	15,29		62,528	99,215
Deferred tax liabilities	3,24		2,451,436	2,269,792
Other non-current liabilities	26,27		81,009	58,122

			13,959,964	13,172,304

Total Liabilities			21,327,135	20,019,861

Shareholders’ Equity:
Share capital	1,17		44,639	44,639
Capital surplus and others	17,18		651,201	655,084
Retained earnings	3,19		22,327,723	22,144,541
Reserves	20		(274,939)	(373,442)

Equity attributable to owners of the Parent Company			22,748,624	22,470,822
Non-controlling interests	3		(91,979)	(121,572)

Total Shareholders’ Equity			22,656,645	22,349,250

Total Liabilities and Shareholders’ Equity		￦	43,983,780	42,369,111

See accompanying notes to the condensed consolidated interim financial statements.

4

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Income

For the three and nine-month periods ended September 30, 2019 and 2018

(In millions of won)
		2019			2018
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Operating revenue:	4,28
Revenue		￦	4,561,213	13,333,148	4,186,392	12,522,253
Operating expenses:	28
Labor			699,387	2,089,667	538,528	1,624,055
Commissions			1,302,716	3,832,785	1,266,093	3,745,048
Depreciation and amortization	3,4		961,910	2,783,411	767,529	2,321,230
Network interconnection			183,897	561,008	212,229	646,018
Leased line			67,084	204,105	79,594	236,739
Advertising			111,166	301,682	119,923	330,515
Rent	3		59,661	177,077	134,139	396,896
Cost of goods sold	8		499,415	1,316,779	418,288	1,228,108
Others	21		373,887	1,119,142	345,961	1,017,166

			4,259,123	12,385,656	3,882,284	11,545,775

Operating profit	4		302,090	947,492	304,108	976,478
Finance income	4,23		29,749	94,221	106,285	188,877
Finance costs	3,4,23		(106,927)	(319,769)	(95,954)	(272,237)
Other non-operating income	4,22		20,328	36,816	36,223	58,568
Other non-operating expenses	4,22		(16,306)	(68,220)	(41,178)	(114,410)
Gain on investments in subsidiaries, associates and joint ventures, net	4,10		120,455	479,876	992,448	2,534,688

Profit before income tax	4		349,389	1,170,416	1,301,932	3,371,964
Income tax expense	24		74,964	263,304	252,109	714,468

Profit for the period		￦	274,425	907,112	1,049,823	2,657,496

Attributable to:
Owners of the Parent Company		￦	274,380	916,966	1,031,375	2,642,986
Non-controlling interests			45	(9,854)	18,448	14,510
Earnings per share:	25
Basic and diluted earnings per share (in won)		￦	3,766	12,605	14,555	37,260

See accompanying notes to the condensed consolidated interim financial statements.

5

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2019 and 2018

(In millions of won)		2019			2018
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period		￦	274,425	907,112	1,049,823	2,657,496

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	16		2,368	(8,381)	751	(9,987)
Net change in other comprehensive income of investments in associates	10,20		(1,096)	(3,512)	(1,477)	(4,394)
Valuation loss on financial assets at fair value through other comprehensive income	20		(5,448)	(11,654)	(831)	(42,723)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	10,20		27,763	101,373	(71,042)	(20,040)
Net change in unrealized fair value of derivatives	20		6,744	35,887	(5,328)	(14,289)
Foreign currency translation differences for foreign operations	20		(4,830)	6,358	(9,057)	15,349

Other comprehensive income (loss) for the period, net of taxes			25,501	120,071	(86,984)	(76,084)

Total comprehensive income		￦	299,926	1,027,183	962,839	2,581,412

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		￦	299,082	1,035,644	944,293	2,566,537
Non-controlling interests			844	(8,461)	18,546	14,875

See accompanying notes to the condensed consolidated interim financial statements.

6

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

For the nine-month periods September 30, 2019 and 2018

(In millions of won)
		Controlling Interest						Non- controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance, December 31, 2017		￦	44,639	196,281	17,835,946	(234,727)	17,842,139	187,056	18,029,195
Impact of adopting K-IFRS No. 1115			—	—	1,900,049	—	1,900,049	—	1,900,049
Impact of adopting K-IFRS No. 1109			—	—	60,026	(68,804)	(8,778)	—	(8,778)

Restated balance, January 1, 2018			44,639	196,281	19,796,021	(303,531)	19,733,410	187,056	19,920,466
Total comprehensive income:
Profit for the period			—	—	2,642,986	—	2,642,986	14,510	2,657,496
Other comprehensive income (loss)	10,16,20		—	—	(23,899)	(52,550)	(76,449)	365	(76,084)

			—	—	2,619,087	(52,550)	2,566,537	14,875	2,581,412

Transactions with owners:
Annual dividends			—	—	(635,482)	—	(635,482)	—	(635,482)
Interim dividends			—	—	(70,609)	—	(70,609)	—	(70,609)
Interest on hybrid bonds			—	—	(12,111)	—	(12,111)	—	(12,111)
Repayments of hybrid bonds			—	(400,000)	—	—	(400,000)	—	(400,000)
Proceeds from issuance of hybrid bonds bonds			—	398,759	—	—	398,759	—	398,759
Share option	18		—	441	—	—	441	126	567
Changes in ownership in subsidiaries			—	311,541	—	—	311,541	76,287	387,828

			—	310,741	(718,202)	—	(407,461)	76,413	(331,048)

Balance, September 30, 2018		￦	44,639	507,022	21,696,906	(356,081)	21,892,486	278,344	22,170,830

Balance, December 31, 2018		￦	44,639	655,084	22,144,541	(373,442)	22,470,822	(121,572)	22,349,250
Impact of adopting K-IFRS No. 1116	3		—	—	(24,186)	—	(24,186)	(503)	(24,689)

Restated balance, January 1, 2019		￦	44,639	655,084	22,120,355	(373,442)	22,446,636	(122,075)	22,324,561
Total comprehensive income:
Profit (loss) for the period			—	—	916,966	—	916,966	(9,854)	907,112
Other comprehensive income	10,16,20		—	—	20,175	98,503	118,678	1,393	120,071

			—	—	937,141	98,503	1,035,644	(8,461)	1,027,183

Transactions with owners:
Annual dividends			—	—	(646,828)	—	(646,828)	—	(646,828)
Interim dividends			—	—	(71,870)	—	(71,870)	—	(71,870)
Interest on hybrid bonds			—	—	(11,075)	—	(11,075)	—	(11,075)
Share option	18		—	228	—	—	228	504	732
Changes in ownership in subsidiaries			—	(4,111)	—	—	(4,111)	38,053	33,942

			—	(3,883)	(729,773)	—	(733,656)	38,557	(695,099)

Balance, September 30, 2019		￦	44,639	651,201	22,327,723	(274,939)	22,748,624	(91,979)	22,656,645

See accompanying notes to the condensed consolidated interim financial statements.

7

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2019 and 2018

(In millions of won)	Note	September 30, 2019		September 30, 2018
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		￦	907,112	2,657,496
Adjustments for income and expenses	30		3,102,395	837,318
Changes in assets and liabilities related to operating activities	30		(866,168)	(483,832)

			3,143,339	3,010,982
Interest received			39,487	41,990
Dividends received			237,424	193,962
Interest paid			(259,800)	(179,262)
Income tax paid			(322,232)	(388,747)

Net cash provided by operating activities			2,838,218	2,678,925

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			255,569	373,505
Decrease in short-term investment securities, net			51,637	—
Collection of short-term loans			60,951	160,622
Decrease in long-term financial instruments			3	5
Proceeds from disposals of long-term investment securities			230,751	365,987
Proceeds from disposals of investments in associates and joint ventures			220	44,505
Proceeds from disposals of property and equipment			12,965	51,663
Proceeds from disposals of intangible assets			5,838	9,720
Collection of long-term loans			1,646	9,833
Decrease in deposits			7,545	6,509
Proceeds from settlement of derivatives			519	—
Collection of lease receivables			20,148	—
Proceeds from disposals of other non-current assets			—	956
Proceeds from disposals of subsidiaries			4,863	—
Cash inflow from business combinations			5,016	8,163
Cash inflow from transfers of business			45,658	—

			703,329	1,031,468
Cash outflows for investing activities:
Increase in short-term investment securities, net			—	(4,379)
Increase in short-term loans			(74,531)	(168,543)
Increase in long-term loans			(7,702)	(4,710)
Acquisition of long-term investment securities			(74,277)	(10,732)
Acquisition of investments in associates and joint ventures			(263,383)	(196,593)
Acquisition of property and equipment			(2,235,781)	(1,852,323)
Acquisition of intangible assets			(45,901)	(68,167)
Increase in deposits			(5,471)	(4,264)
Cash outflow for business combinations			(36,900)	(48,532)
Cash outflow for liquidation of subsidiaries			(927)	(1,836)

			(2,744,873)	(2,360,079)

Net cash used in investing activities		￦	(2,041,544)	(1,328,611)

See accompanying notes to the condensed consolidated interim financial statements.

8

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2019 and 2018

(In millions of won)	Note	September 30, 2019		September 30, 2018
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		￦	1,234,938	1,809,641
Proceeds from issuance of hybrid bonds			—	398,759
Cash inflows from capital increase by subsidiaries			—	499,926
Cash inflows from capital contribution from non-controlling shareholders			3,933	—
Cash inflows from settlement of derivatives			11,931	—

			1,250,802	2,708,326
Cash outflows for financing activities:
Decrease in short-term borrowings, net			(30,466)	(78,393)
Repayments of long-term payables – other			(427,369)	(304,672)
Repayments of debentures			(730,000)	(1,086,550)
Repayments of long-term borrowings			(37,253)	(58,354)
Cash outflows from settlement of derivatives			—	(29,278)
Payments of cash dividends			(718,698)	(706,091)
Payments of interest on hybrid bonds			(11,075)	(12,112)
Repayments of hybrid bonds			—	(400,000)
Repayments of lease liabilities			(287,896)	—
Transactions with the non-controlling shareholders			(26,631)	(76,805)

			(2,269,388)	(2,752,255)

Net cash used in financing activities			(1,018,586)	(43,929)

Net increase (decrease) in cash and cash equivalents			(221,912)	1,306,385
Cash and cash equivalents at beginning of the period			1,506,699	1,457,735
Effects of exchange rate changes on cash and cash equivalents			4,926	(568)

Cash and cash equivalents at end of the period		￦	1,289,713	2,763,552

See accompanying notes to the condensed consolidated interim financial statements.

9

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2019, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service, institutional investors and other shareholders	50,245,708	62.23
Treasury shares	8,875,883	10.99

	80,745,711	100.00

(2)	List of subsidiaries

The list of subsidiaries as of September 30, 2019 and December 31, 2018 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Sept. 30, 2019	Dec. 31, 2018
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (holdings company)	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One store Co., Ltd.	Korea	Telecommunication services	65.5	65.5
	SK Planet Co., Ltd.	Korea	Telecommunication services, system software development and supply services	98.7	98.7
	Eleven Street Co., Ltd.(*2)	Korea	E-commerce	80.3	81.8
	DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*3)	Korea	Manufacturing digital audio players and other portable media devices	52.0	52.6
	SK Infosec Co., Ltd.	Korea	Information security service	100.0	100.0
	Life & Security Holdings Co., Ltd.	Korea	Investment(holdings company)	55.0	55.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	id Quantique SA(*4)	Switzerland	Quantum information and communications service	66.8	65.6
	SK Telecom TMT Investment Corp.(*5)	USA	Investment	100.0	—
	FSK L&S Co., Ltd.(*5)	Korea	Freight and logistics consulting business	60.0	60.0
	Incross Co., Ltd.(*5)	Korea	Media representative business	34.6	—

10

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of September 30, 2019 and December 31, 2018 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Sept. 30, 2019	Dec. 31, 2018
Subsidiaries owned by the Parent Company	SK Telecom CS T1 Co., Ltd.(*5)	Korea	E-Sports business	100.0	—
	Happy Hanool Co., Ltd.(*5)	Korea	Service	100.0	—
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment (holdings company)	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.(*5)	USA	Investment	—	100.0
	shopkick, Inc.(*5)	USA	Reward points-based in-store shopping application development	—	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
Subsidiaries owned by DREAMUS COMPANY (Formerly, IRIVER LIMITED)	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver Inc.(*5)	USA	Marketing and sales in North America	—	100.0
	iriver China Co., Ltd.	China	Sales of and manufacturing MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales of and manufacturing e-book	100.0	100.0
	groovers Japan Co., Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sale of goods in Japan	100.0	100.0
	groovers Inc.(*5)	Korea	Sale of contents and Mastering Quality Sound album	—	100.0
Subsidiary owned by SK Infosec Co., Ltd.	SKinfosec Information Technology (Wuxi) Co., Ltd.(*5)	China	System software development and supply services	100.0	—
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.	Korea	Unmanned security	100.0	100.0
	CAPSTEC Co., Ltd.	Korea	Manned security	100.0	100.0
	ADT SECURITY Co., Ltd.	Korea	Sales and trade of anti-theft devices and surveillance devices	100.0	100.0
Subsidiary owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.	Vietnam	Communications device retail business	100.0	100.0
Subsidiaries owned by SK Broadband Co.,Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communications facility	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
Subsidiary owned by id Quantique SA	Id Quantique LLC	Korea	Quantum information and communications service	100.0	100.0
Subsidiary owned by FSK L&S Co., Ltd.	FSK L&S (Shanghai) Co., Ltd.(*5)	China	Logistics business	66.0	—
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.(*5)	Korea	Service operation	100.0	—
	Mindknock Co., Ltd.(*5)	Korea	Software development	100.0	—
Others(*6)	SK Telecom Innovation Fund, L.P	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

11

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of September 30, 2019 and December 31, 2018 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)

80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 18.2% of redeemable convertible preferred shares with voting rights are owned by non-controlling shareholder. During the nine-month period ended September 30, 2019, Eleven Street Co., Ltd. acquired 1.5% of its outstanding shares from SK Planet Co., Ltd., which is currently held as treasury shares as of September 30, 2019. The Parent Company is obliged to guarantee dividend of at least 1% per annum of the preferred share’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or qualifying listing period is completed, whichever occurs first. The present value of obligatory dividends amounting to ￦18,675 million are recognized as financial liabilities as of September 30, 2019.

(*3)	The ownership has changed due to the conversion of the convertible bonds issued by DREAMUS COMPANY (Formerly, IRIVER LIMITED) during the nine-month period ended September 30, 2019.

(*4)	The ownership has changed due to an unequal paid-in capital increase of id Quantique SA during the nine-month period ended September 30, 2019.

(*5)	Details of changes in the consolidation scope for the nine-month period ended September 30, 2019 are presented and explained separately in Note 1-(4).

(*6)	Others are owned together by Atlas Investment and another subsidiary of the Parent Company.

12

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of the significant subsidiaries as of and for the nine-month period ended September 30, 2019 is as follows:

(In millions of won)
	As of September 30, 2019				For the nine-month period ended September 30, 2019
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	￦	328,040	127,688	200,352	272,968	14,595
Eleven Street Co., Ltd.		971,070	476,495	494,575	443,263	4,621
SK m&service Co., Ltd.		116,554	66,579	49,975	158,565	2,628
SK Communications Co., Ltd.		72,667	30,728	41,939	30,281	(9,633)
SK Broadband Co., Ltd.		4,463,781	2,818,170	1,645,611	2,416,974	56,656
K-net Culture and Contents Venture Fund		147,688	20,873	126,815	—	(3)
PS&Marketing Corporation		481,382	264,423	216,959	1,257,650	911
SERVICE ACE Co., Ltd.		89,163	62,652	26,511	152,385	2,692
SERVICE TOP Co., Ltd.		64,971	48,789	16,182	141,980	749
SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		80,652	41,621	39,031	185,930	(448)
SK Planet Co., Ltd.		668,133	360,514	307,619	204,979	(10,068)
DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*2)		188,494	46,435	142,059	135,156	(23,310)
SKP America LLC.		50,827	1,117	49,710	—	(350,732)
Life & Security Holdings Co., Ltd.(*3)		2,678,247	2,339,779	338,468	681,163	14,156
SK Infosec Co., Ltd.(*4)		157,404	66,483	90,921	191,585	12,823
One store Co., Ltd.		131,625	82,244	49,381	96,752	(1,693)
Home & Service Co., Ltd.		122,629	81,650	40,979	269,982	(252)
SK stoa Co., Ltd.		65,761	56,699	9,062	138,096	(1,485)
FSK L&S Co., Ltd.(*5)		47,137	18,435	28,702	101,312	942
Incross Co., Ltd.(*6)		126,872	59,700	67,172	9,027	2,939

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)

The condensed financial information of DREAMUS COMPANY(Formerly, IRIVER LIMITED) is consolidated financial information including iriver Enterprise Ltd. and four other subsidiaries of DREAMUS COMPANY(Formerly, IRIVER LIMITED).

(*3)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries of Life & Security Holdings Co., Ltd.

(*4)	The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SKinfosec Information Technology (Wuxi) Co., Ltd.
(*5)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd.
(*6)

The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary from the effective date of acquisition to September 30, 2019.

13

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2018 is as follows:

(In millions of won)
	As of December 31, 2018				2018
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	￦	493,972	107,565	386,407	373,019	39,962
Eleven Street Co., Ltd.(*2)		1,045,946	495,907	550,039	228,000	(9,507)
SK m&service Co., Ltd.		97,924	48,182	49,742	208,936	(119)
SK Communications Co., Ltd.		79,646	28,458	51,188	41,604	(10,323)
SK Broadband Co., Ltd.		4,266,458	2,682,236	1,584,222	3,158,877	154,999
K-net Culture and Contents Venture Fund		147,691	20,873	126,818	—	58,584
PS&Marketing Corporation		432,699	216,624	216,075	1,587,203	76
SERVICE ACE Co., Ltd.		76,770	45,229	31,541	198,164	4,217
SERVICE TOP Co., Ltd.		74,452	49,400	25,052	205,574	5,276
SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		81,773	42,257	39,516	265,183	1,089
SK Planet Co., Ltd.		753,630	436,501	317,129	672,648	(436,106)
DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*3)		204,479	44,620	159,859	137,849	(21,314)
SKP America LLC.		383,697	—	383,697	—	(370)
Life & Security Holdings Co., Ltd.(*4)		2,611,838	2,261,456	350,382	197,487	6,038
SK Infosec Co., Ltd.(*5)		183,896	54,301	129,595	—	—
One store Co., Ltd.		116,716	65,890	50,826	110,284	(13,903)
Home & Service Co., Ltd.		87,159	45,341	41,818	325,177	(1,264)
SK stoa Co., Ltd.		41,305	37,560	3,745	116,459	(16,987)

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)	The condensed financial information of Eleven Street Co., Ltd. includes four months of revenue and profit and loss since the spin-off on August 31, 2018.
(*3)

The condensed financial information of DREAMUS COMPANY(Formerly, IRIVER LIMITED) is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of DREAMUS COMPANY(Formerly, IRIVER LIMITED).

(*4)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries, including three months of revenue and profit and loss since Life & Security Holdings Co., Ltd. acquired by the Parent Company on October 1, 2018.

(*5)	SK Infosec Co., Ltd. was acquired by the Parent Company and newly included in consolidation as of December 27, 2018.

14

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the nine-month period ended September 30, 2019 is as follows:

Subsidiary	Reason
SK Telecom TMT Investment Corp.	Established by the Parent Company
FSK L&S Co., Ltd.	Acquired by the Parent Company
FSK L&S (Shanghai) Co., Ltd.	Subsidiary of FSK L&S Co., Ltd.
Incross Co., Ltd.	Acquired by the Parent Company
Infra Communications Co., Ltd.	Subsidiary of Incross Co., Ltd.
Mindknock Co., Ltd.	Acquired by Incross Co., Ltd.
SK Telecom CS T1 Co., Ltd.	Established by the Parent Company
Happy Hanool Co., Ltd.	Established by the Parent Company
SKinfosec Information Technology (Wuxi) Co., Ltd.	Established by SK Infosec Co., Ltd.

The list of subsidiaries that were excluded from consolidation during the nine-month period ended September 30, 2019 is as follows:

Subsidiary	Reason
groovers Inc.	Merged into DREAMUS COMPANY(Formerly, IRIVER LIMITED)
shopkick Management Company, Inc.	Disposed
shopkick, Inc.	Disposed
iriver Inc.	Disposed

15

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2019, and as of and for the year ended December 31, 2018 are as follows:

(In millions of won)
	DREAMUS COMPANY (Formerly, IRIVER LIMITED)		Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.	Incross Co., Ltd.
Ownership of non-controlling interests (%)		48.04	18.48	45.00	65.40

	As of September 30, 2019
Current assets	￦	129,332	807,769	159,729	115,685
Non-current assets		59,162	163,301	2,518,518	11,187
Current liabilities		(41,704)	(443,932)	(310,114)	(58,953)
Non-current liabilities		(4,731)	(32,563)	(2,029,665)	(747)
Net assets		142,059	494,575	338,468	67,172
Fair value adjustment and others		—	(18,675)	(1,221,305)	—
Net assets on the consolidated financial statements		142,059	475,900	(882,837)	67,172
Carrying amount of non-controlling interests		68,606	87,924	(397,276)	42,369

	For the nine-month period ended September 30, 2019
Revenue	￦	135,156	443,263	681,163	9,027
Profit (Loss) for the period		(23,310)	4,621	14,156	2,939
Depreciation of the fair value adjustment and others		—	(484)	(10,736)	—
Profit (Loss) for the period on the consolidated financial statements		(23,310)	4,137	3,420	2,939
Total comprehensive income (loss)		(21,067)	4,125	3,420	2,939
Profit (Loss) attributable to non-controlling interests		(11,124)	752	1,524	1,854
Net cash provided by (used in) operating activities	￦	(7,548)	14,441	197,008	(3,556)
Net cash provided by (used in) investing activities		(2,105)	114,249	(133,418)	17,728
Net cash used in financing activities		(2,246)	(69,479)	(28,926)	(620)
Effects on exchange rate changes on cash and cash equivalents		963	60	—	—
Net increase (decrease) in cash and cash equivalents		(10,936)	59,271	34,664	13,552
Dividends declared to non-controlling interests	￦	—	17,500	14,394	—

16

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2019, and as of and for the year ended December 31, 2018 are as follows, Continued:

	DREAMUS COMPANY (Formerly, IRIVER LIMITED)		Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.
Ownership of non-controlling interests (%)		47.36	18.19	45.00

	As of December 31, 2018
Current assets	￦	150,014	923,153	124,091
Non-current assets		54,465	122,793	2,487,747
Current liabilities		(41,957)	(486,391)	(243,064)
Non-current liabilities		(2,663)	(9,516)	(2,018,392)
Net assets		159,859	550,039	350,382
Fair value adjustment and others		—	(23,191)	(1,216,347)
Net assets on the consolidated financial statements		159,859	526,848	(865,965)
Carrying amount of non-controlling interests		76,204	95,811	(389,684)

	2018
Revenue	￦	137,849	228,000	197,487
Profit (Loss) for the year		(21,314)	(9,507)	6,038
Depreciation of the fair value adjustment and others		—	(161)	(2,954)
Profit (Loss) for the year on the consolidated financial statements		(21,314)	(9,668)	3,084
Total comprehensive income (loss)		(21,125)	(8,897)	(991)
Profit (Loss) attributable to non-controlling interests		(10,094)	(1,758)	1,387
Net cash provided by (used in) operating activities	￦	13,635	(69,347)	(23,451)
Net cash used in investing activities		(10,169)	(470,211)	(139,430)
Net cash provided by financing activities		69,267	494,923	124,076
Net increase (decrease) in cash and cash equivalents		72,733	(44,635)	(38,805)
Dividend paid to non-controlling interests	￦	—	—	—

17

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting, as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2018. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

The Group’s applied K-IFRS No. 1116, Leases, effective January 1, 2019. Changes to significant accounting policies are described in note 3.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2018 except significant judgments and key sources of estimation uncertainty related to the K-IFRS No. 1116, Leases that are described in note 3.

18

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 27.

19

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2018, except for the following changes in accounting policies described below. The following changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2019.

(1)	Changes in accounting policies

The Group has initially adopted K-IFRS No. 1116 from January 1, 2019. A number of other amended standards are effective from January 1, 2019, but they do not have a material effect on the Group’s condensed consolidated interim financial statements.

1)	K-IFRS No. 1116, Leases

K-IFRS No. 1116 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Group has applied K-IFRS No. 1116 from January 1, 2019 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 has been presented, as previously reported, under K-IFRS No. 1017 and has not been restated. Details of the changes in accounting policies are disclosed below.

i)	Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement Contains a Lease. The Group now assesses whether a contract is or contains a lease based on the new definition of a lease. Under K-IFRS No. 1116, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

ii)	As a lessee

The Group leases a number of assets including buildings and vehicles. The terms of leases are negotiated individually and include various conditions. Each lease contract is entered into with a term of 1~50 years.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS 1116, the Group recognizes right-of-use assets and lease liabilities for most leases – i.e. theses leases are presented on the consolidated statements of financial position.

However, the Group has elected not to recognize right-of-use assets and lease liabilities for some leases with terms less than 12 months or leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

20

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1)	K-IFRS No. 1116, Leases, Continued

ii)	As a lessee, Continued

The Group has also elected to apply the practical expedient not to separate non-lease components and instead account for the lease and non-lease components as a single lease component.

j	Significant accounting policies

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Group presents its right-of-use assets in property and equipment on the consolidated statements of financial position.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Group has not included the extension option periods in the lease term because it is not reasonably certain to exercise such options. After the commencement date, the Group reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of the Group that affects whether the Group is reasonably certain to exercise the extension option.

21

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1)	K-IFRS No. 1116, Leases, Continued

ii)	As a lessee, Continued

k	Transition

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as of January 1, 2019. Right-of-used assets are measured at either:

•	their carrying amount as if K-IFRS No. 1116 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application; or

•	an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Group used the following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017.

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

iii)	As a lessor

The accounting policies applicable to the Group as a lessor are not different from those under K-IFRS No. 1017. However, when the Group is an intermediate lessor the sub-leases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

22

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1)	K-IFRS No. 1116, Leases, Continued

iv)	Impacts on consolidated financial statements

j	Impacts on transition

On transition to K-IFRS No. 1116, the Group recognized right-of-use assets and lease liabilities, with the difference recognized in retained earnings. The impacts on transition are summarized below.

(In millions of won)
	January 1, 2019
Impacts on the assets:
Right-of-use assets presented in property and equipment	￦	654,449
Increase in accounts receivable – other (lease receivables)		31,355
Adjustments in property and equipment, intangible assets		(3,387)
Decrease in advanced payments and others		(52,584)

		629,833

Impacts on the liabilities:
Increase in the lease liabilities		663,827
Decrease in deferred tax liabilities		(9,305)

		654,522

Decrease in retained earnings		(24,186)
Decrease in non-controlling interests	￦	(503)

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 2.11%.

(In millions of won)
	January 1, 2019
Operating lease commitments at December 31, 2018	￦	766,978
Discounted using the incremental borrowing rate at January 1, 2019		735,051
- Recognition exemption for leases with less than 12 months of lease term at the lease commencement date		(66,548)
- Recognition exemption for leases of low-value assets		(4,676)

Lease liabilities recognized at January 1, 2019	￦	663,827

23

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1)	K-IFRS No. 1116, Leases, Continued

iv)	Impacts for on consolidated financial statements, Continued

k	Impacts subsequent to adoption

As a result of initially applying K-IFRS No. 1116, in relation to the leases that were previously classified as operating leases, the Group recognized ￦730,673 million of right-of-use assets and ￦733,766 million of lease liabilities as of September 30, 2019.

Also, in relation to those leases under K-IFRS No. 1116, the Group has recognized depreciation and interest costs, instead of operating lease expense. For the nine-month period ended September 30, 2019, the Group recognized ￦262,267 million of depreciation charges and ￦11,787 million of interest costs from those leases. Expenses related to short-term leases and leases of low-value assets are ￦113,703 million and ￦3,205 million, respectively.

The payments of lease liabilities presented in the cash flows from financing activities would have been included in the cash flows from operating activities if the previous accounting standards were applied.

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; e-commerce services, the open marketplace platform; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2019
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	￦	10,309,420	3,098,020	443,263	1,649,718	15,500,421	(2,167,273)	13,333,148
Inter-segment revenue		1,170,640	749,474	7,233	239,926	2,167,273	(2,167,273)	—
External revenue		9,138,780	2,348,546	436,030	1,409,792	13,333,148	—	13,333,148
Depreciation and amortization		1,986,960	559,559	23,289	213,603	2,783,411	—	2,783,411
Operating profit		803,410	94,803	5,069	44,210	947,492	—	947,492
Finance income and costs, net								(225,548)
Gain relating to investments in subsidiaries, associates and joint ventures, net								479,876
Other non-operating income and expense, net								(31,404)

Profit before income tax								1,170,416

24

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

4.	Operating Segments, Continued

(1)	Segment information for the nine-month periods ended September 30, 2019 and 2018 are as follows, Continued:

(In millions of won)
	For the nine-month period ended September 30, 2018
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services(*)	Others(*)	Sub-total	Adjustments	Total
Total revenue	￦	10,531,096	2,876,241	446,359	762,181	14,615,877	(2,093,624)	12,522,253
Inter-segment revenue		1,180,515	715,115	16,548	181,446	2,093,624	(2,093,624)	—
External revenue		9,350,581	2,161,126	429,811	580,735	12,522,253	—	12,522,253
Depreciation and amortization		1,772,934	474,561	8,666	65,069	2,321,230	—	2,321,230
Operating profit (loss)		1,035,390	127,254	(48,149)	(138,017)	976,478	—	976,478
Finance income and costs, net								(83,360)
Gain relating to investments in associates and joint ventures, net								2,534,688
Other non-operating income and expense, net								(55,842)

Profit before income tax								3,371,964

(*)

Segment information for the nine-month period ended September 30, 2018 was recast to reflect Eleven Street Co., Ltd. only in the “E-Commerce Services” segment, with all the other businesses that were previously included in the “E-Commerce Services” segment now presented in “others” segment.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the nine-month periods ended September 30, 2019 and 2018.

25

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		For the nine-month period ended
		September 30, 2019		September 30, 2018
Products transferred at a point in time:
Cellular revenue	Goods(*1)	￦	903,277	902,728
Fixed-line telecommunication revenue	Goods		112,863	72,313
Other revenue	Goods		106,294	72,083
	Products		30,969	24,564

			1,153,403	1,071,688

Services transferred over time:
Cellular revenue	Wireless service(*2)		7,191,880	7,376,379
	Cellular interconnection		369,645	437,524
	Other(*3)		673,978	633,950
Fixed-line telecommunication revenue	Fixed-line telephone service		204,169	219,840
	Fixed-line interconnection		69,706	77,170
	Internet Protocol Television(*4)		956,485	824,985
	International calls		56,226	61,282
	Internet service and miscellaneous(*5)		949,097	905,536
E-commerce services revenue	E-commerce service		436,030	429,811
Other revenue	Miscellaneous(*6)		1,272,529	484,088

			12,179,745	11,450,565

		￦	13,333,148	12,522,253

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*3)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*4)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*5)	Internet service includes revenue from the broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.
(*6)	Miscellaneous other revenue includes revenue from considerations received for the security service, development and maintenance of system software, and digital contents platform services.

26

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of Septembrer 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	￦	2,471,146	(252,887)	2,218,259
Short-term loans		75,793	(691)	75,102
Accounts receivable – other(*)		1,075,354	(57,036)	1,018,318
Accrued income		6,707	(166)	6,541
Guarantee deposits (Other current assets)		2,323	—	2,323

		3,631,323	(310,780)	3,320,543
Non-current assets:
Long-term loans		81,972	(47,550)	34,422
Long-term accounts receivable – other(*)		544,893	—	544,893
Guarantee deposits		317,609	—	317,609
Long-term accounts receivable – trade (Other non-current assets)		17,081	(123)	16,958

		961,555	(47,673)	913,882

	￦	4,592,878	(358,453)	4,234,425

(*)	Gross and carrying amounts of accounts receivable – other as of September 30, 2019 include ￦812,991 million of financial instruments classified as FVTPL.

(In millions of won)
	December 31, 2018
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	￦	2,268,680	(260,040)	2,008,640
Short-term loans		59,643	(549)	59,094
Accounts receivable – other(*)		1,006,183	(68,346)	937,837
Accrued income		6,232	(166)	6,066
Guarantee deposits (Other current assets)		2,714	—	2,714

		3,343,452	(329,101)	3,014,351
Non-current assets:
Long-term loans		75,860	(46,826)	29,034
Long-term accounts receivable – other(*)		274,053	—	274,053
Guarantee deposits		313,140	—	313,140
Long-term accounts receivable – trade (Other non-current assets)		11,410	(117)	11,293

		674,463	(46,943)	627,520

	￦	4,017,915	(376,044)	3,641,871

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2018 include ￦489,617 million of financial instruments classified as FVTPL.

27

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized costs for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)
	January 1, 2019		Impairment	Write-offs(*)	Collection of receivables previously written-off	Business Combination	September 30, 2019
Accounts receivable – trade	￦	260,157	21,253	(39,423)	9,536	1,487	253,010
Accounts receivable – other		115,887	3,360	(21,803)	7,464	535	105,443

	￦	376,044	24,613	(61,226)	17,000	2,022	358,453

(In millions of won)
	January 1, 2018		Impact of adopting K-IFRS No. 1109	Impairment	Write-offs(*)	Collection of receivables previously written-off	September 30, 2018
Accounts receivable – trade	￦	239,448	12,950	27,344	(23,191)	11,037	267,588
Accounts receivable – other		122,723	99	5,483	(14,013)	4,807	119,099

	￦	362,171	13,049	32,827	(37,204)	15,844	386,687

(*)	The Group writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as shut-down or liquidation.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost consist primarily of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

28

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

6.	Prepaid expenses

(1)	Details of prepaid expenses as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019		December 31, 2018
Current assets:
Incremental costs of obtaining contracts	￦	1,801,681	1,577,992
Others		143,450	191,567

	￦	1,945,131	1,769,559

Non-current assets:
Incremental costs of obtaining contracts	￦	1,137,543	799,607
Others		87,874	95,665

	￦	1,225,417	895,272

(2)	Incremental costs of obtaining contracts

Incremental costs of obtaining contracts that are capitalized as assets and the related amortization recognized as commissions during the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Amortization recognized as commissions	￦	568,582	1,603,194	511,362	1,531,089

The Group pays commissions to authorized dealers or incurs costs by its direct retail stores for wireless telecommunications services for each service contract and installation contract secured. The Group capitalized certain costs associated with commissions paid to authorized dealers or incurred by its direct retail stores to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers based on the Group’s historical subscriber churn rate.

29

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

7.	Contract assets and liabilities

(1)	Details of contract assets and liabilities as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019		December 31, 2018
Contract assets:
Allocation of consideration between performance obligations	￦	184,447	133,893
Contract liabilities:
Wireless service contracts		15,573	18,425
Customer loyalty programs		23,016	17,113
Fixed-line service contracts		61,028	57,327
Commerce service		33	10
Security service		35,390	38,109
Others		65,702	52,829

	￦	200,742	183,813

(2)	The amount of revenue recognized for the nine-month period ended September 30, 2019 related to the contract liabilities carried forward from the prior period is ￦81,694 million.

8.	Inventories

(1)	Details of inventories as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019				December 31, 2018
	Acquisition cost		Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	￦	188,737	(12,376)	176,361	268,366	(8,842)	259,524
Finished goods		3,850	(1,961)	1,889	1,260	(251)	1,009
Work in process		3,793	(517)	3,276	3,985	(338)	3,647
Raw materials		12,081	(7,233)	4,848	11,729	(2,706)	9,023
Supplies		14,165	—	14,165	14,850	—	14,850

	￦	222,626	(22,087)	200,539	300,190	(12,137)	288,053

(2)

Inventories recognized as operating expenses for the nine-month periods ended September 30, 2019 and 2018 are ￦1,067,008 million and ￦1,054,779 million, respectively, which are included in the cost of goods sold.

30

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

9.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	Category	September 30, 2019		December 31, 2018
Beneficiary certificates	FVTPL	￦	144,513	195,080

(2)	Details of long-term investment securities as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	Category	September 30, 2019		December 31, 2018
Equity instruments	FVOCI(*)	￦	391,659	542,496
	FVTPL		2,201	—

			393,860	542,496
Debt instruments	FVOCI		4,801	2,147
	FVTPL		139,751	120,083

			144,552	122,230

		￦	538,412	664,726

(*)

The Group designated ￦391,659 million of equity instruments that are not held for trading as financial assets at FVOCI. During the nine-month period ended September 30, 2019, the Group disposed 6,109,000 shares of the common shares issued by Hana Financial Group Inc. in exchange for ￦221,146 million in cash. The valuation gain on financial assets at FVOCI of ￦30,073 million was reclassified from reserves to retained earnings.

31

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

10.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)		September 30, 2019			December 31, 2018
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	￦	577,101	27.3	￦	551,548
Korea IT Fund(*1)	Korea	63.3		285,516	63.3		281,684
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		294,772	15.0		288,457
NanoEnTek, Inc.	Korea	28.9		41,983	28.9		40,974
SK Technology Innovation Company	Cayman Islands	49.0		45,603	49.0		42,469
SK hynix Inc.	Korea	20.1		11,498,445	20.1		11,208,315
SK MENA Investment B.V.	Netherlands	32.1		15,455	32.1		14,420
SM Culture & Contents Co., Ltd.	Korea	23.4		63,350	23.4		63,801
Hello Nature., Ltd.	Korea	49.9		24,040	49.9		28,549
12CM Japan, Inc.	Japan	28.2		7,951	28.2		7,734
MAKEUS Corp.(*2)	Korea	8.9		8,922	8.9		9,193
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		224,470	20.0		111,000
Pacific Telecom Inc.(*2)	USA	15.0		40,629	15.0		37,075
Health Connect Co., Ltd. and others	—	—		222,610	—		106,394

				13,350,847			12,791,613

Investments in joint ventures:
Dogus Planet, Inc.(*3)	Turkey	50.0		17,748	50.0		12,487
Finnq Co., Ltd.(*3)	Korea	49.0		25,429	49.0		7,671
NEXTGEN BROADCAST SERVICES CO, LLC(*3)	USA	50.0		8,409	—		—
NEXTGEN ORCHESTRATION, LLC(*3)	USA	50.0		1,802	—		—
Celcom Planet(*4)	Malaysia	—		—	44.7		—

				53,388			20,158

			￦	13,404,235		￦	12,811,771

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.

(*3)	These investments were classified as investment in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.
(*4)	Investment in Celcom Planet was disposed during the nine-month period ended September 30, 2019.

32

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

10.	Investments in Associates and Joint Ventures, Continued

(2)	The market value of investments in listed associates as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won, except for share data)
	September 30, 2019				December 31, 2018
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	￦	4,460	7,600,649	33,899	4,235	7,600,649	32,189
SK hynix Inc.		82,200	146,100,000	12,009,420	60,500	146,100,000	8,839,050
SM Culture & Contents Co., Ltd.		1,410	22,033,898	31,068	2,020	22,033,898	44,508

(3)	The condensed financial information of significant associates as of and for the nine-month period ended September 30, 2019 and as of and for the year ended December 31, 2018 are as follows:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
	As of September 30, 2019
Current assets	￦	14,175,499	7,772,208	94,065	626,077
Non-current assets		49,496,252	209,108	356,749	1,406,093
Current liabilities		6,827,424	1,125,591	—	48,473
Non-current liabilities		8,578,101	5,230,124	—	177,936

	For the nine-month period ended September 30, 2019
Revenue		20,063,622	910,256	31,397	68,070
Profit for the period		2,134,639	49,847	16,197	5,914
Other comprehensive income (loss)		318,045	(607)	—	(30,256)
Total comprehensive income (loss)		2,452,684	49,240	16,197	(24,342)

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
	As of December 31, 2018
Current assets	￦	19,894,146	7,781,888	118,024	677,686
Non-current assets		43,764,189	202,251	326,740	1,221,736
Current liabilities		13,031,852	1,122,538	—	71,396
Non-current liabilities		3,774,152	5,286,179	—	117,094

	2018
Revenue		40,445,066	1,642,133	57,430	117,132
Profit for the period		15,539,984	106,675	45,110	30,274
Other comprehensive loss		(67,219)	(4,344)	(13,422)	(16,149)
Total comprehensive income		15,472,765	102,331	31,688	14,125

33

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

10.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of significant joint ventures as of and for the nine-month period ended September 30, 2019 and as of and for the year ended December 31, 2018 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of September 30, 2019
Current assets	￦	62,086	51,727
Cash and cash equivalents		55,327	5,146
Non-current assets		24,608	13,468
Current liabilities		50,327	6,238
Accounts payable, other payables and provision		43,674	1,224
Non-current liabilities		871	7,226

	For the nine-month period ended September 30, 2019
Revenue		60,003	1,021
Depreciation and amortization		(4,113)	(3,634)
Interest income		908	9
Interest expenses		(77)	(152)
Profit (Loss) for the period		10,135	(12,160)
Total comprehensive income (loss)		10,135	(12,160)

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2018
Current assets	￦	43,127	11,985
Cash and cash equivalents		42,416	10,434
Non-current assets		20,239	15,435
Current liabilities		37,105	5,070
Accounts payable, other payables and provision		28,432	87
Non-current liabilities		1,287	7,579

	2018
Revenue		99,770	232
Depreciation and amortization		(5,427)	(3,490)
Interest income		1,635	5
Interest expenses		—	(301)
Profit (Loss) for the period		642	(17,995)
Total comprehensive income (loss)		642	(18,166)

34

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

10.	Investments in Associates and Joint Ventures, Continued

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	￦	48,250,727	20.1	10,306,159	1,192,286	11,498,445
KEB HanaCard Co., Ltd.		1,625,601	15.0	243,840	50,932	294,772
Korea IT Fund		450,814	63.3	285,516	—	285,516
SK China Company Ltd.(*1)		1,804,107	27.3	492,002	85,099	577,101

(In millions of won)
	December 31, 2018
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	￦	46,843,742	20.1	10,005,624	1,202,691	11,208,315
KEB HanaCard Co., Ltd.		1,575,422	15.0	236,313	52,144	288,457
Korea IT Fund		444,764	63.3	281,684	—	281,684
SK China Company Ltd.(*1)		1,708,612	27.3	465,959	85,589	551,548

(*1)	Net assets of these consolidated entities represent net assets excluding those attributable to their non-controlling interests.
(*2)

The ownership interest is based on the number of shares owned by the Parent Company as divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest applied for the equity method is 21.36%.

35

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2019
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other comprehensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	￦	551,548	—	301	25,252	—	577,101
Korea IT Fund(*1)		281,684	—	10,258	1,706	(8,132)	285,516
KEB HanaCard Co., Ltd.		288,457	—	6,265	50	—	294,772
NanoEnTek, Inc.		40,974	—	1,079	(70)	—	41,983
SK Technology Innovation Company		42,469	—	59	3,075	—	45,603
SK hynix Inc.(*1)		11,208,315	—	444,880	64,401	(219,151)	11,498,445
SK MENA Investment B.V.		14,420	—	10	1,025	—	15,455
SM Culture & Contents Co., Ltd.		63,801	—	7	(458)	—	63,350
Health Connect Co., Ltd. and others(*1,2)		299,945	242,047	(2,885)	5,576	(16,061)	528,622

		12,791,613	242,047	459,974	100,557	(243,344)	13,350,847
Investments in joint ventures:
Dogus Planet, Inc.		12,487	(81)	5,049	293	—	17,748
Finnq Co., Ltd.		7,671	24,500	(6,031)	(711)	—	25,429
NEXTGEN BROADCAST SERVICES CO, LLC		—	8,135	—	—	274	8,409
NEXTGEN ORCHESTRATION, LLC		—	1,743	—	—	59	1,802
Celcom Planet(*3)		—	6,141	(6,141)	—	—	—

		20,158	40,438	(7,123)	(418)	333	53,388

	￦	12,811,771	282,485	452,851	100,139	(243,011)	13,404,235

(*1)	Dividends declared by the associates are deducted from the carrying amount during the for the nine-month period ended September 30, 2019.
(*2)

The acquisition for the nine-month period ended September 30, 2019 includes ~~W~~113,470 million of additional investments on SK South East Asia Investment Pte. Ltd. in cash, ~~W~~11,201 million of cash and ~~W~~19,039 million of assets for the acquisition of Grab Geo Holdings PTE. LTD., and ~~W~~90,858 million and ~~W~~6,800 million of cash investments in Contents Wavve Co., Ltd. and Carrot Co., Ltd., respectively. Other increase (decrease) includes the changes in book value due to the reclassification of FSK L&S Co., Ltd. as investments in subsidiary from investments in associates.

(*3)	Investment in Celcom Planet was disposed during the nine-month period ended September 30, 2019.

36

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2019 and 2018 are as follows, Continued:

(In millions of won)
	For the nine-month period ended September 30, 2018
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other comprehensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	￦	526,099	—	1,451	(3,956)	—	523,594
Korea IT Fund(*)		257,003	—	26,467	(7,496)	(3,499)	272,475
KEB HanaCard Co., Ltd.		280,988	—	10,510	(6,484)	—	285,014
NanoEnTek, Inc.		38,718	—	(270)	(601)	—	37,847
SK Technology Innovation Company		42,511	—	(26)	1,654	—	44,139
HappyNarae Co., Ltd.		21,873	—	3,240	7	—	25,120
SK hynix Inc.(*)		8,130,000	—	2,515,916	(6,188)	(146,100)	10,493,628
SK MENA Investment B.V.		13,853	—	(4)	523	—	14,372
SM Culture & Contents Co., Ltd.		64,966	—	(1,431)	(315)	—	63,220
Xian Tianlong Science and Technology Co., Ltd.		25,891	(25,553)	(338)	—	—	—
Hello Nature., Ltd.		—	—	372	—	29,880	30,252
12CM Japan, Inc.		—	7,697	(16)	(85)	—	7,596
MAKEUS Corp.		—	9,773	(286)	—	—	9,487
SK SOUTH EAST ASIA INVESTMENT PTE. LTD. (Formerly, SE ASIA INVESTMENT PTE. LTD.)		—	111,000	—	—	—	111,000
Pacific Telecom Inc.		—	36,487	—	—	—	36,487
Daehan Kanggun BcN Co., Ltd. and others(*)		96,479	17,942	(3,416)	(113)	(8,280)	102,612

		9,498,381	157,346	2,552,169	(23,054)	(127,999)	12,056,843
Investments in joint ventures:
Dogus Planet, Inc.		13,991	(76)	1,785	(1,648)	(98)	13,954
Finnq Co., Ltd.		16,474	—	(6,402)	(46)	—	10,026
12CM GLOBAL PTE. LTD.		9,592	(9,631)	42	(3)	—	—
Celcom Planet and others		—	12,932	(12,932)	—	—	—

		40,057	3,225	(17,507)	(1,697)	(98)	23,980

	￦	9,538,438	160,571	2,534,662	(24,751)	(128,097)	12,080,823

(*)	Dividends received from the associates are deducted from the carrying amount during the nine-month period ended September 30, 2018.

37

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

10.	Investments in Associates and Joint Ventures, Continued

(7)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of September 30, 2019 are as follows:

(In millions of won)
	Unrecognized loss			Unrecognized change in equity
	For the nine-month period ended September 30, 2019		Cumulative loss	For the nine-month period ended September 30, 2019	Cumulative loss
Wave City Development Co., Ltd.	￦	(1,611)	4,923	—	—
Daehan Kanggun BcN Co., Ltd. and others		(3,384)	12,026	—	365

	￦	(4,995)	16,949	—	365

11.	Property and Equipment

(1)	Details of the changes in property and equipment for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Depreciation	Impairment	Business Combination	Ending balance
Land	￦	938,344	—	1,568	(3)	33,627	—	—	569	974,105
Buildings		863,294	—	2,097	(447)	36,189	(41,187)	—	658	860,604
Structures		356,039	—	7,521	—	7,339	(27,001)	—	—	343,898
Machinery		7,146,724	—	431,809	(23,211)	1,518,408	(1,709,953)	—	—	7,363,777
Other		848,596	(1,113)	1,049,482	(1,721)	(967,355)	(150,640)	(127)	214	777,336
Right-of-use assets		—	654,449	469,229	(131,720)	—	(262,267)	—	982	730,673
Construction in progress		565,357	—	696,179	(10,840)	(716,032)	—	—	—	534,664

	￦	10,718,354	653,336	2,657,885	(167,942)	(87,824)	(2,191,048)	(127)	2,423	11,585,057

(In millions of won)
	For the nine-month period ended September 30, 2018
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Business Combination	Disposal of subsidiaries	Ending balance
Land	￦	862,861	2,418	(7,151)	8,275	—	—	—	866,403
Buildings		882,650	920	(4,149)	20,795	(39,057)	—	—	861,159
Structures		378,575	4,763	(26)	3,276	(27,071)	—	—	359,517
Machinery		7,079,798	412,275	(27,542)	777,206	(1,656,915)	20	—	6,584,842
Other		531,057	392,333	(4,445)	(352,321)	(101,034)	500	(3,079)	463,011
Construction in progress		409,941	520,930	(3,585)	(582,834)	—	—	—	344,452

	￦	10,144,882	1,333,639	(46,898)	(125,603)	(1,824,077)	520	(3,079)	9,479,384

38

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

11.	Property and Equipment, Continued

(2)	Details of the right-of-use assets as of September 30, 2019 and January 1, 2019 are as follows:

(In millions of won)
	September 30, 2019		January 1, 2019
Buildings, Land and Structures	￦	630,267	532,029
Other		100,406	122,420

	￦	730,673	654,449

12.	Intangible Assets

(1)	Details of the changes in intangible assets for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Amortization	Impairment	Business Combination	Ending balance
Frequency usage rights	￦	3,139,978	—	—	—	—	(361,983)	—	—	2,777,995
Land usage rights		10,511	—	1,484	(415)	—	(3,751)	—	—	7,829
Industrial rights		83,627	—	1,064	(537)	1,870	(3,531)	—	(14,467)	68,026
Development costs		8,990	—	1,471	—	1,542	(4,055)	(661)	4,790	12,077
Facility usage rights		31,027	—	1,465	(12)	234	(5,706)	—	—	27,008
Customer relations		625,091	—	250	(258)	304	(25,541)	—	—	599,846
Club memberships		80,475	—	2,299	(1,574)	(1,200)	—	(63)	1,188	81,125
Brand		374,096	—	—	—	—	—	—	—	374,096
Other		1,159,715	(2,274)	38,686	(2,820)	86,840	(311,272)	(486)	(9,869)	958,520

	￦	5,513,510	(2,274)	46,719	(5,616)	89,590	(715,839)	(1,210)	(18,358)	4,906,522

(In millions of won)
	For the nine-month period ended September 30, 2018
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Business Combination	Ending balance
Frequency usage rights	￦	2,176,940	—	—	—	(302,916)	—	—	1,874,024
Land usage rights		15,750	2,600	(842)	406	(5,737)	—	—	12,177
Industrial rights		111,347	4,274	(768)	4,119	(5,314)	—	55	113,713
Development costs		4,103	3,968	—	—	(1,319)	—	209	6,961
Facility usage rights		36,451	1,472	(36)	100	(5,806)	—	—	32,181
Customer relations		4,035	213	—	126	(1,391)	—	—	2,983
Club memberships		73,614	4,510	(2,304)	—	—	(173)	—	75,647
Other		1,164,725	48,503	(12,284)	160,149	(291,158)	(904)	9,942	1,078,973

	￦	3,586,965	65,540	(16,234)	164,900	(613,641)	(1,077)	10,206	3,196,659

39

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

12.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of September 30, 2019 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	￦	70,952	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		282,645	LTE service	Sept. 2013	Dec. 2021
2.6GHz license		880,285	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		237,407	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5GHz license(*)		1,104,023	5G service	Apr. 2019	Nov. 2028
28GHz license(*)		202,683	5G service	—	Nov. 2023

	￦	2,777,995

(*)

The Group participated in the frequency usage rights allocation auction hosted by Ministry of Science and Information and Communication Technology(ICT) and was assigned the 3.5GHz and 28GHz bands of frequency during the year ended December 31, 2018. The considerations payable for the bands of frequency are ￦1,218,500 million and ￦207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Group recognized these frequency usage rights as intangible assets at the date of initial lump sum payment and began amortization for 3.5GHz license in April 2019. The amortization for 28GHz license will begin when it is in the condition necessary for it to be capable of operating in the manner intended by management.

13.	Borrowings and Debentures

(1)	Short-term borrowings as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	Lender	Annual interest rate(%)	September 30, 2019		December 31, 2018
Short-term borrowings	Shinhan Bank	3.36	￦	30,000	30,000
	Shinhan Bank	2.27		—	30,000
	Shinhan Bank	3.63		15,000	15,000
	KEB Hana Bank	3.24		5,000	5,000

			￦	50,000	80,000

40

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

13.	Borrowings and Debentures, Continued

(2)	Changes in the long-term borrowings for the nine-month period ended September 30, 2019 are as follows:

(In millions of won)
	Lender	Annual interest rate(%)	Maturity	Book value
Current				￦	89,631
Non-current					2,015,365

As of January 1, 2019					2,104,996

Repayments of long-term borrowings:
	Korea Development Bank	2.20	Jul. 30, 2019		(9,750)
	Korea Development Bank	2.20	Jul. 30, 2019		(2,500)
	Korea Development Bank	2.32	Dec. 20, 2021		(9,187)
	Korea Development Bank	2.78	Dec. 21, 2022		(9,375)
	Export Kreditnamnden	1.70	Apr. 29, 2022		(6,441)

					(37,253)

Other changes(*1)					7,569

Current(*2)					87,793
Non-current(*2)					1,987,519

As of September 30, 2019				￦	2,075,312

(*1)

Other changes include the effects on foreign currency translation of foreign currency-denominated long-term borrowings and changes in present value discount during the nine-month period ended September 30, 2019.

(*2)	￦6,540 million were transferred from non-current to current for the nine-month period ended September 30, 2019.

41

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

13.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the nine-month period ended September 30, 2019 are as follows:

(In millions of won)
	Purpose	Annual interest rate(%)	Maturity	Face value		Book value
Current				￦	895,479	894,641
Non-current					6,598,963	6,572,211

As of January 1, 2019					7,494,442	7,466,852

Debentures newly issued:
Unsecured corporate bonds	Operating fund	2.03	Mar. 6, 2022		180,000	179,234
		2.09	Mar. 6, 2024		120,000	119,498
		2.19	Mar. 6, 2029		50,000	49,801
		2.23	Mar. 6, 2039		50,000	49,812
	Operating and refinancing fund	1.40	Jul. 29, 2022		120,000	119,487
		1.49	Jul. 29, 2024		60,000	59,760
		1.50	Jul. 29, 2029		120,000	119,552
		1.52	Jul. 29, 2039		50,000	49,812
		1.56	Jul. 29, 2049		50,000	49,812
	Refinancing fund(*1)	2.00	Mar. 26, 2022		50,000	49,781
		2.09	Mar. 26, 2024		160,000	159,300
	Operating and refinancing fund(*1)	1.71	Sept. 23, 2022		80,000	79,684
		1.71	Sept. 23, 2024		100,000	99,610
		1.86	Sept. 23, 2026		50,000	49,795
Private placement corporate bonds	Operating fund	—	Oct. 1, 2023		5,758	5,178

				￦	1,245,758	1,240,116

Debentures repaid:
Unsecured corporate bonds	Operating and refinancing fund	3.24	Aug. 28, 2019		(170,000)	(170,000)
	Operating fund	3.30	May 14, 2019	￦	(50,000)	(50,000)
		4.72	May 14, 2029		(61,757)	(61,757)
		1.65	Mar. 4, 2019		(70,000)	(70,000)
		1.62	Jun. 3, 2019		(50,000)	(50,000)
Corporate bonds	Operating fund(*1)	3.49	Apr. 2, 2019		(210,000)	(210,000)
		2.76	Sept. 28, 2019		(130,000)	(130,000)

				￦	(741,757)	(741,757)

Other changes(*2)					121,853	126,689

Current(*3)					932,444	932,412
Non-current(*3)					7,187,852	7,159,488

As of September 30, 2019				￦	8,120,296	8,091,900

(*1)	Debentures were issued by SK Broadband Co., Ltd., one of the subsidiaries.
(*2)	Other changes include the effects from translation of foreign currency-denominated debentures and changes in present value discount on debentures during the nine-month period ended September 30, 2019.
(*3)	￦720,314 million were transferred from non-current to current for the nine-month period ended September 30, 2019.

42

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

14.	Long-term Payables – other

(1)	Long-term payables – other as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019		December 31, 2018
Payables related to acquisition of frequency usage rights	￦	1,538,937	1,939,082
Other(*)		6,364	29,702

	￦	1,545,301	1,968,784

(*)	Other includes accounts payable – other for the installments on the acquisition of telecommunication equipment by Life & Security Holdings Co., Ltd.

(2)	As of September 30, 2019 and December 31, 2018, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 12):

(In millions of won)
	September 30, 2019		December 31, 2018
Long-term payables – other	￦	2,051,389	2,476,738
Present value discount on long-term payables – other		(90,335)	(113,772)
Current installments of long-term payables – other		(422,117)	(423,884)

Carrying amount at period end	￦	1,538,937	1,939,082

(3)

The Group repaid ￦425,349 million of the principal amount of long-term payables – other related to the acquisition of frequency usage rights during the nine-month period ended September 30, 2019. The repayment schedule of the principal amount of long-term payables – other as of September 30, 2019 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	425,349
1~3 years		647,589
3~5 years		413,385
More than 5 years		565,066

	￦	2,051,389

43

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

15.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2019								As of September 30, 2019
	Beginning balance		Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for restoration	￦	77,741	3,688	(2,514)	(1,704)	83	40	77,334	44,905	32,429
Emission allowance		2,238	3,495	(1,085)	(932)	—	—	3,716	3,716	—
Other provisions(*)		107,229	708	(28,223)	(103)	(11,645)	—	67,966	37,867	30,099

	￦	187,208	7,891	(31,822)	(2,739)	(11,562)	40	149,016	86,488	62,528

(*)	￦37,475 million of current provisions and ￦30,099 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts. (See note 29)

(In millions of won)
	For the nine-month period ended September 30, 2018								As of September 30, 2018
	Beginning balance		Impact of adopting K-IFRS No. 1115	Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	￦	3,874	—	—	(1,075)	(2,799)	—	—	—	—
Provision for restoration		73,267	—	3,712	(676)	(654)	105	75,754	43,541	32,213
Emission allowance		4,650	—	2,896	(1,334)	(3,306)	—	2,906	2,906	—
Other provisions		2,935	(215)	555	(134)	(536)	—	2,605	2,605	—

	￦	84,726	(215)	7,163	(3,219)	(7,295)	105	81,265	49,052	32,213

44

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

16.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019		December 31, 2018
Present value of defined benefit obligations	￦	1,026,714	926,302
Fair value of plan assets		(819,373)	(816,699)

Defined benefit assets(*)		—	(31,926)

Defined benefit liabilities		207,341	141,529

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2019		September 30, 2018
Beginning balance	￦	926,302	679,625
Business combination		3,653	—
Current service cost		127,404	101,018
Interest cost		17,480	15,320
Remeasurement:
- Adjustment based on experience		8,264	8,267
Benefit paid		(60,336)	(32,739)
Others		3,947	552

Ending balance	￦	1,026,714	772,043

(3)	Changes in plan assets for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2019		September 30, 2018
Beginning balance	￦	816,699	663,617
Business combination		3,207	—
Interest income		14,786	14,488
Remeasurement		(1,302)	(4,106)
Contribution		51,254	33,153
Benefit paid		(66,119)	(41,501)
Others		848	4,414

Ending balance	￦	819,373	670,065

45

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

16.	Defined Benefit Liabilities (Assets), Continued

(4)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2019		September 30, 2018
Current service cost	￦	127,404	101,018
Net interest cost		2,694	832

	￦	130,098	101,850

17.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won, except for share data)
	September 30, 2019		December 31, 2018
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common shares	￦	44,639	44,639
Capital surplus and others:
Paid-in capital surplus		2,915,887	2,915,887
Treasury shares		(1,979,475)	(1,979,475)
Hybrid bonds(*1)		398,759	398,759
Share option(note 18)		1,236	1,007
Others(*2)		(685,206)	(681,094)

	￦	651,201	655,084

(*1)

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from entities under common control.

(2)	There were no changes in share capital during the nine-month periods ended September 30, 2019 and 2018 and details of shares outstanding as of September 30, 2019 and 2018 are as follows:

(In shares)	September 30, 2019			September 30, 2018
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	8,875,883	71,869,828	80,745,711	10,136,551	70,609,160

46

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

18.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Parent Company
	Series
	1-1	1-2	1-3	2	3	4
Grant date		March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares				Reissue of treasury shares, cash settlement
Number of shares (in shares)	22,168	22,168	22,168	1,358	5,477	1,734
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

	One store Co., Ltd.(*)	DREAMUS COMPANY (Formerly, IRIVER LIMITED)
		1-1	1-2	1-3
Grant date	April 27, 2018	March 28, 2019	March 28, 2019	March 28, 2019
Types of shares to be issued	Common shares of One store Co., Ltd.	Common shares of DREAMUS COMPANY (Formerly, IRIVER LIMITED)
Grant method	Issuance of new shares	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*)	978,650	406,681	406,672	406,647
Exercise price (in won)	5,390	9,160	9,160	9,160
Exercise period	Apr. 28, 2020 ~ Apr. 27, 2024	Mar. 29, 2021 ~ Mar. 28, 2024	Mar. 29, 2022 ~ Mar. 28, 2025	Mar. 29, 2023 ~ Mar. 28, 2026
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date

(*)

Parts of the grant of One store Co., Ltd. that have not met the vesting conditions have been forfeited during the nine-month period ended September 30, 2019 and during the year ended December 31, 2018.

	Incross Co., Ltd.
	3	4	5	6
Grant date	March 30, 2016	March 7, 2017	March 7, 2018	March 7, 2019
Types of shares to be issued	Common shares of Incross Co., Ltd.
Grant method	Issuance of new shares, reissue of treasury shares
Number of shares (in shares)	19,750	29,625	9,900	6,600
Exercise price (in won)	10,571	17,485	25,861	16,895
Exercise period	Mar. 31, 2020 ~ Mar. 30, 2022	Mar. 8, 2021 ~ Mar. 6, 2023	Mar. 8, 2022 ~ Mar. 6, 2024	Mar. 8, 2023 ~ Mar. 6, 2025
Vesting conditions	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date

47

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

18.	Share option, Continued

(2)	Share compensation expense recognized during the nine-month period ended September 30, 2019 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
Accumulated compensation expenses as of December 31, 2018	￦	1,203
For the nine-month period ended September 30, 2019		732
In subsequent periods		1,844

	￦	3,779

(3)	The Group used binomial option pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In won)	Parent Company
	Series
	1-1	1-2	1-3	2	3	4
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310
Per share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111

(In won)		DREAMUS COMPANY (Formerly, IRIVER LIMITED)
	One store Co., Ltd.	1-1	1-2	1-3
Risk-free interest rate	2.61%	1.73%	1.77%	1.82%
Estimated option’s life	6 years	—	—	—
Share price (Closing price on the preceding day)(*)	4,925	8,950	8,950	8,950
Expected volatility	9.40%	16.17%	16.17%	16.17%
Expected dividends	0.00%	0.00%	0.00%	0.00%
Exercise price	5,390	9,160	9,160	9,160
Per share fair value of the option	566	1,132	1,372	1,542

(In won)	Incross Co., Ltd.
	3	4	5	6
Risk-free interest rate	2.09%	1.35%	1.50%	1.76%
Estimated option’s life	6 years	6 years	6 years	6 years
Share price (Closing price on the preceding day)	17,993	43,843	27,300	17,000
Expected volatility	20.67%	18.67%	21.28%	25.58%
Expected dividends	0.00%	0.00%	0.00%	0.00%
Exercise price	10,571	17,485	25,861	16,895
Per share fair value of the option	1,965	9,423	7,277	4,887

(*)	One store Co., Ltd., a subsidiary of the Parent Company, is an unlisted stock, and the share price is calculated using the discounted cash flow model.

48

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

19.	Retained Earnings

Retained earnings as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019		December 31, 2018
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for business expansion		11,531,138	10,531,138
Reserve for technology development		4,265,300	3,321,300

		15,818,758	13,874,758
Unappropriated		6,508,965	8,269,783

	￦	22,327,723	22,144,541

20.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019		December 31, 2018
Valuation loss on financial assets at FVOCI	￦	(40,269)	(124)
Other comprehensive loss of investments in associates		(236,774)	(334,637)
Valuation loss on derivatives		(5,714)	(41,601)
Foreign currency translation differences for foreign operations		7,818	2,920

	￦	(274,939)	(373,442)

(2)	Changes in reserves for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on available-for-sale financial assets	Other comprehensive income (loss) of investments in associates	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at December 31, 2017	￦	—	168,211	(320,060)	(73,828)	(9,050)	(234,727)
Impact of adopting K-IFRS No. 1109		99,407	(168,211)	—	—	—	(68,804)
Balance at January 1, 2018		99,407	—	(320,060)	(73,828)	(9,050)	(303,531)
Changes, net of taxes		(28,705)	—	(24,434)	(14,289)	14,878	(52,550)
Balance at September 30, 2018		70,702	—	(344,494)	(88,117)	5,828	(356,081)
Balance at January 1, 2019		(124)	—	(334,637)	(41,601)	2,920	(373,442)
Changes, net of taxes		(40,145)	—	97,863	35,887	4,898	98,503

Balance at September 30, 2019	￦	(40,269)	—	(236,774)	(5,714)	7,818	(274,939)

49

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

21.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Communication	￦	11,726	32,601	8,123	24,746
Utilities		90,272	237,537	81,955	221,418
Taxes and dues		7,970	34,728	6,657	30,111
Repair		87,336	268,646	89,704	260,027
Research and development		93,631	289,619	94,110	281,808
Training		10,099	25,900	10,440	26,109
Bad debt for accounts receivable – trade		6,000	21,253	7,133	27,344
Travel		7,056	21,942	6,144	19,473
Supplies and others		59,797	186,916	41,695	126,130

	￦	373,887	1,119,142	345,961	1,017,166

22.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	4,276	11,769	31,725	35,265
Gain on business transfer		10,147	10,147	—	—
Others		5,905	14,900	4,498	23,303

	￦	20,328	36,816	36,223	58,568

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	￦	—	1,337	—	1,077
Loss on disposal of property and equipment and intangible assets		8,777	34,805	18,065	37,821
Donations		3,320	15,776	16,725	48,724
Bad debt for accounts receivable – other		1,265	3,360	937	5,483
Loss on impairment of investment assets		272	1,670	441	3,175
Others		2,672	11,272	5,010	18,130

	￦	16,306	68,220	41,178	114,410

50

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

23.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	￦	17,817	46,912	14,031	49,251
Gain on sale of accounts receivable – other		2,366	14,353	9,202	17,341
Dividends		—	9,924	19,752	34,894
Gain on foreign currency transactions		3,523	9,168	4,127	13,587
Gain on foreign currency translations		4,915	9,928	—	3,795
Gain relating to financial assets at FVTPL		1,128	3,026	58,647	68,586
Gain relating to financial liabilities at FVTPL		—	56	—	—
Gain on valuation of derivatives		—	465	526	1,423
Gain on settlement of derivatives		—	389	—	—

	￦	29,749	94,221	106,285	188,877

Finance Costs:
Interest expenses	￦	98,730	300,504	71,031	218,007
Loss on sale of accounts receivable – other		—	561	1,066	5,446
Loss on foreign currency transactions		4,486	10,111	3,207	13,064
Loss on foreign currency translations		3,711	8,051	1,687	3,043
Loss relating to financial liabilities at FVTPL		—	43	363	1,143
Loss relating to financial assets at FVTPL		—	182	7,598	8,376
Loss on settlement of derivatives		—	317	65	12,221
Other financial commissions		—	—	10,937	10,937

	￦	106,927	319,769	95,954	272,237

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and short-term financial instruments	￦	7,202	22,351	8,831	23,450
Interest income on loans and others		10,615	24,561	5,200	25,801

	￦	17,817	46,912	14,031	49,251

51

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

23.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expenses on borrowings	￦	26,149	77,777	2,126	8,458
Interest expenses on debentures		56,376	168,252	57,260	172,844
Others		16,205	54,475	11,645	36,705

	￦	98,730	300,504	71,031	218,007

(4)	Details of impairment losses on financial assets for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable – trade	￦	6,000	21,253	7,133	27,344
Other receivables		1,265	3,360	937	5,483

	￦	7,265	24,613	8,070	32,827

24.	Income Tax Expense

Income tax expense was calculated by considering current tax expense adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

52

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

25.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2019 and 2018 are calculated as follows:

(In millions of won, except for share data)	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit attributable to owners of the Parent Company on common shares	￦	274,380	916,966	1,031,375	2,642,986
Interest on hybrid bonds		(3,692)	(11,075)	(3,691)	(12,111)
Profit for the period available for common shares		270,688	905,891	1,027,684	2,630,875
Weighted average number of common shares outstanding		71,869,828	71,869,828	70,609,160	70,609,160

Basic earnings per share (in won)	￦	3,766	12,605	14,555	37,260

2)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2019 and 2018 are calculated as follows:

(In shares)		Weighted number of shares
	Number of shares	Three-month period ended September 30	Nine-month period ended September 30
Issued common shares at January 1, 2019	80,745,711	80,745,711	80,745,711
Treasury shares at January 1, 2019	(8,875,883)	(8,875,883)	(8,875,883)

Weighted average number of common shares outstanding at September 30, 2019	71,869,828	71,869,828	71,869,828

(In shares)		Weighted number of shares
	Number of shares	Three-month period ended September 30	Nine-month period ended September 30
Issued common shares at January 1, 2018	80,745,711	80,745,711	80,745,711
Treasury shares at January 1, 2018	(10,136,551)	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at September 30, 2018	70,609,160	70,609,160	70,609,160

(2)	Diluted earnings per share

For the nine-month periods ended September 30, 2019 and 2018, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

53

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

26.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	—	1,289,713	—	1,289,713
Financial instruments		—	—	—	830,237	—	830,237
Short-term investment securities		144,513	—	—	—	—	144,513
Long-term investment securities(*)		141,952	391,659	4,801	—	—	538,412
Accounts receivable – trade		—	—	—	2,235,217	—	2,235,217
Loans and other receivables		812,991	—	—	1,186,217	—	1,999,208
Derivative financial assets		4,120	—	—	—	204,634	208,754

	￦	1,103,576	391,659	4,801	5,541,384	204,634	7,246,054

(*)	The Group designated ￦391,659 million of equity instruments that are not held for trading as financial assets measured at FVOCI.

(In millions of won)	December 31, 2018
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	—	1,506,699	—	1,506,699
Financial instruments		—	—	—	1,046,897	—	1,046,897
Short-term investment securities		195,080	—	—	—	—	195,080
Long-term investment securities(*)		120,083	542,496	2,147	—	—	664,726
Accounts receivable – trade		—	—	—	2,019,933	—	2,019,933
Loans and other receivables		489,617	—	—	1,132,321	—	1,621,938
Derivative financial assets		15,586	—	—	—	39,871	55,457

	￦	820,366	542,496	2,147	5,705,850	39,871	7,110,730

(*)	The Group designated ￦542,496 million of equity instruments that are not held for trading as financial assets measured at FVOCI.

54

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

26.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019
	Financial liabilities at amortized cost		Derivatives hedging instrument	Total
Accounts payable – trade	￦	455,288	—	455,288
Derivative financial liabilities		—	1,383	1,383
Borrowings		2,125,312	—	2,125,312
Debentures		8,091,900	—	8,091,900
Lease liabilities		733,766	—	733,766
Accounts payable – other and others		6,542,176	—	6,542,176

	￦	17,948,442	1,383	17,949,825

(In millions of won)
	December 31, 2018
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	￦	—	381,302	—	381,302
Derivative financial liabilities		—	—	4,184	4,184
Borrowings		—	2,184,996	—	2,184,996
Debentures(*)		61,813	7,405,039	—	7,466,852
Accounts payable – other and others		—	6,762,782	—	6,762,782

	￦	61,813	16,734,119	4,184	16,800,116

(*)

Debentures classified as financial liabilities at FVTPL as of December 31, 2018 are structured bonds, and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

55

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

27.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, and accounts receivable – trade and other. Financial liabilities consist of accounts payable – other and others, borrowings, debentures and lease liabilities.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2019 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	124,068	￦	149,043	1,598,783	￦	1,920,606
EUR	2,726		3,585	339		446
JPY	857,121		9,544	225,792		2,514
Others	—		22,721	—		12,352

		￦	184,893		￦	1,935,918

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of September 30, 2019, a hypothetical change in exchange rates by 10% would have increase (reduce) the Group’s profit before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	5,883	(5,883)
EUR		314	(314)
JPY		703	(703)
Others		1,037	(1,037)

	￦	7,937	(7,937)

56

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from debenture, borrowings, and long-term payables – other. Since the Group’s interest-bearing assets are mostly fixed interest-bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2019, the floating-rate borrowings and debenture of the Group are ￦208,169 million and ￦360,390 million, respectively, and the Group has entered into interest rate swap agreements for most of floating rate borrowings and debentures to hedge interest rate risk. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the nine-month period ended September 30, 2019, would change by ￦1,051 million in relation to floating-rate borrowings that are exposed to interest rate risk.

As of September 30, 2019, the floating-rate long-term payables – other are ￦2,051,389 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the nine-month ended September 30, 2019, would change by ￦15,386 million in relation to floating-rate long-term payables – other that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019		December 31, 2018
Cash and cash equivalents	￦	1,289,377	1,506,432
Financial instruments		830,237	1,046,897
Investment securities		11,722	11,672
Accounts receivable – trade		2,235,217	2,019,933
Loans and other receivables		1,999,208	1,621,938
Derivative financial assets		208,754	55,457

	￦	6,574,515	6,262,329

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

57

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

The Group establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that have been expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of September 30, 2019.

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2019 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable – trade	￦	455,288	455,288	455,288	—	—
Borrowings(*)		2,125,312	2,520,187	232,579	2,287,608	—
Debentures(*)		8,091,900	9,372,331	1,151,092	5,044,485	3,176,754
Lease liabilities		733,766	785,672	313,960	364,512	107,200
Accounts payable – other and others(*)		6,542,176	6,730,898	5,003,907	1,148,733	578,258

	￦	17,948,442	19,864,376	7,156,826	8,845,338	3,862,212

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of September 30, 2019, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	204,634	208,607	58,044	138,845	11,718
Liabilities		(1,383)	(1,383)	—	(1,383)	—

	￦	203,251	207,224	58,044	137,462	11,718

58

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

27.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2018.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity both from the financial statements.

Debt-equity ratio as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019		December 31, 2018
Total liabilities	￦	21,327,135	20,019,861
Total equity		22,656,645	22,349,250
Debt-equity ratio		94.13%	89.58%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2019 are as follows:

(In millions of won)
	September 30, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	￦	1,103,576	—	961,624	141,952	1,103,576
Derivatives hedging instruments		204,634	—	204,634	—	204,634
FVOCI		396,460	55,368	—	341,092	396,460

	￦	1,704,670	55,368	1,166,258	483,044	1,704,670

Financial liabilities that are measured at fair value:
Derivatives hedging instruments	￦	1,383	—	1,383	—	1,383

Financial liabilities that are not measured at fair value:
Borrowings	￦	2,125,312	—	2,308,919	—	2,308,919
Debentures		8,091,900	—	8,664,808	—	8,664,808
Long-term payables – other		1,967,418	—	2,054,513	—	2,054,513

	￦	12,184,630	—	13,028,240	—	13,028,240

59

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

27.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2018 are as follows:

(In millions of won)
	December 31, 2018
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	￦	820,366	—	695,992	124,374	820,366
Derivatives hedging instruments		39,871	—	39,871	—	39,871
FVOCI		544,643	293,925	—	250,718	544,643

	￦	1,404,880	293,925	735,863	375,092	1,404,880

Financial liabilities that are measured at fair value:
FVTPL	￦	61,813	—	61,813	—	61,813
Derivative financial liabilities		4,184	—	4,184	—	4,184

	￦	65,997	—	65,997	—	65,997

Financial liabilities that are not measured at fair value:
Borrowings	￦	2,184,996	—	2,378,843	—	2,378,843
Debentures		7,405,039	—	7,868,472	—	7,868,472
Long-term payables – other		2,393,027	—	2,469,653	—	2,469,653

	￦	11,983,062	—	12,716,968	—	12,716,968

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

60

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

27.	Financial Risk Management, Continued

(3)	Fair value, Continued

Interest rates used by the Group for the fair value measurement as of September 30, 2019 are as follows:

Interest rate
Derivative instruments	1.00% ~ 2.29%
Borrowings and debentures	1.62% ~ 2.32%
Long-term payables – other	1.58% ~ 1.71%

3)

There have been no transfers between Level 2 and Level 1 for the nine-month period ended September 30, 2019. The changes of financial assets classified as Level 3 for the nine-month period ended September 30, 2019 are as follows:

(In millions of won)
	Balance at January 1, 2019		Gain for the period	OCI	Acquisition	Disposal	Balance at September 30, 2019
FVTPL	￦	124,374	2,085	2,009	19,690	(6,206)	141,952
FVOCI		250,718	—	4,786	91,805	(6,217)	341,092

	￦	375,092	2,085	6,795	111,495	(12,423)	483,044

61

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

27.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

1)	Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
	September 30, 2019
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Accounts receivable – trade and others	￦	91,869	(90,279)	1,590	—	1,590

Financial liabilities:
Accounts payable – trade and others	￦	90,279	(90,279)	—	—	—

(In millions of won)
	December 31, 2018
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	￦	1,867	—	1,867	(1,107)	760
Accounts receivable – trade and others		95,990	(95,920)	70	—	70

	￦	97,857	(95,920)	1,937	(1,107)	830

Financial liabilities:
Derivatives(*)	￦	1,107	—	1,107	(1,107)	—
Accounts payable – trade and others		95,920	(95,920)	—	—	—

	￦	97,027	(95,920)	1,107	(1,107)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

62

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

28.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 43 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

As of September 30, 2019, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)
	2019			2018
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	￦	545	5,420	779	3,995
Defined benefits plan expenses		142	1,095	121	799
Share option		66	260	170	441

	￦	753	6,775	1,070	5,235

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

63

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)
		For the period ended September 30, 2019
		Operating revenue and others			Operating expense and others(*1)		Acquisition of property and equipment
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	￦	8,652	25,455	112,775	503,033	18,217	28,925

Associates	F&U Credit information Co., Ltd.		581	1,795	15,296	41,388	—	—
	SK hynix Inc.(*3)		14,292	255,440	40	409	—	—
	KEB HanaCard Co., Ltd.		99	693	634	1,700	—	—
	SK Wyverns Co., Ltd.		317	952	3,135	18,388	—	—
	Others(*4)		1,525	9,855	3,809	10,069	—	37

			16,814	268,735	22,914	71,954	—	37

Other	SK Engineering & Construction Co., Ltd.		2,223	7,286	342	820	2,400	7,400
	SK Innovation Co., Ltd.		9,664	21,073	961	1,354	—	—
	SK Networks Co., Ltd.(*5)		5,418	24,137	328,742	801,098	—	443
	SK Networks Service Co., Ltd.		238	768	20,568	54,336	717	743
	SK Telesys Co., Ltd.		117	353	2,234	6,791	11,859	27,272
	SK TNS Co., Ltd.		62	179	11,939	23,841	127,966	290,302
	SK Energy Co., Ltd.		2,437	10,626	70	421	—	—
	SK hynix Semiconductor (China) Ltd.		14,431	59,876	—	—	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		3,786	10,181	31	100	—	—
	Others		23,533	62,291	45,518	76,850	30,205	50,868

			61,909	196,770	410,405	965,611	173,147	377,028

		￦	87,375	490,960	546,094	1,540,598	191,364	405,990

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ￦216,241 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ￦219,151 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.
(*4)	Operating revenue and others include ￦8,350 million of dividends received from Korea IT Fund and UniSK which was deducted from the investment in associates.
(*5)	Operating expenses and others include costs for handset purchases amounting to ￦779,858 million.

64

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2019 and 2018 are as follows, Continued:

(In millions of won)
		For the period ended September 30, 2018
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment
Scope	Company	Three-month		Nine-month	Three-month	Nine-month	Three-month	Nine-month
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	5,019	16,313	119,113	494,320	25,835	45,079

Associates	F&U Credit information Co., Ltd.		711	2,061	13,357	40,963	—	—
	HappyNarae Co., Ltd.		176	1,942	5,465	12,926	17,333	41,495
	SK hynix Inc.(*2)		7,475	166,878	14	220	—	—
	KEB HanaCard Co., Ltd.		3,151	12,089	3,818	11,655	—	—
	Others(*3)		2,354	5,282	3,964	22,441	355	898

			13,867	188,252	26,618	88,205	17,688	42,393

Other	SK Engineering & Construction Co., Ltd.		895	3,662	220	792	—	—
	SK Innovation Co., Ltd.		2,326	6,739	181	700	—	—
	SK Networks Co., Ltd.(*4)		7,020	17,236	299,440	852,769	376	460
	SK Networks Service Co., Ltd.		194	576	21,934	67,780	726	2,759
	SK Telesys Co., Ltd.		74	268	2,533	8,460	29,115	68,024
	SK TNS Co., Ltd.		35	107	12,339	21,190	133,089	256,331
	SK Energy Co., Ltd.		2,694	5,963	241	646	—	—
	SKC Infra Services Co., Ltd.		10	51	14,322	36,184	3,789	16,447
	SK infosec Co., Ltd.		131	634	12,446	39,671	6,175	8,725
	SK trading international Co., Ltd.		11,269	11,308	—	—	—	—
	Others		8,444	43,306	6,021	14,414	—	—

			33,092	89,850	369,677	1,042,606	173,270	352,746

		￦	51,978	294,415	515,408	1,625,131	216,793	440,218

(*1)	Operating expenses and others include ￦203,635 million of dividends paid by the Parent Company.
(*2)	Operating revenue and others include ￦146,100 million of dividends received from the associates which was deducted from the investment in associates.
(*3)	Operating revenue and others include ￦4,338 million of dividends declared by Korea IT Fund, KIF Stonebridge IT Investment Fund and UniSK which were deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases.

65

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

28.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
		September 30, 2019
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	7,695	47,895

Associates	F&U Credit information Co., Ltd.		—	5	4,654
	SK hynix Inc.		—	11,400	1
	Wave City Development Co., Ltd.		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	572	4,234
	Others		408	1,595	94

			22,555	45,095	8,983

Other	SK Engineering & Construction Co., Ltd.		—	1,806	2
	SK Innovation Co., Ltd.		—	7,093	23,556
	SK Networks Co., Ltd.		—	2,904	138,792
	SK Networks Services Co., Ltd.		—	11	4,194
	SK Telesys Co., Ltd.		—	53	4,834
	SK Energy Co., Ltd.		—	2,015	860
	SK hystec Co., Ltd.		—	1,396	238
	SK hynix Semiconductor (China) Ltd.		—	9,537	—
	Others		—	17,628	50,925

			—	42,443	223,401

		￦	22,555	95,233	280,279

(*)	As of September 30, 2019, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

66

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

28.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2019 and December 31, 2018 are as follows, Continued:

(In millions of won)
		December 31, 2018
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	5,987	139,260

Associates	F&U Credit information Co., Ltd.		—	98	5,801
	SK hynix Inc.		—	14,766	89
	Wave City Development Co., Ltd.		—	37,263	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	541	11,311
	Others		407	130	1,764

			22,554	52,798	18,965

Other	SK Engineering & Construction Co., Ltd.		—	1,561	760
	SK Networks Co., Ltd.		—	2,647	167,433
	SK Networks Services Co., Ltd.		—	54	8,946
	SK Telesys Co., Ltd.		—	154	39,188
	SK TNS Co., Ltd.		—	—	89,017
	SK Innovation Co., Ltd.		—	4,696	1,019
	SK Energy Co., Ltd.		—	5,511	887
	SK Gas Co., Ltd.		—	2,225	60
	SK hystec Co., Ltd.		—	2,661	75
	Others		—	8,958	8,066

			—	28,467	315,451

		￦	22,554	87,252	473,676

(*)	As of December 31, 2018, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

(5)	SK Infosec Co., Ltd. and SK Telink Co., Ltd., subsidiaries of the Parent Company, provided a blank note to SK Holdings Co., Ltd. with regard to performance guarantee.

(6)	The details of additional investments and disposal of associates and joint ventures for the nine-month period ended September 30, 2019 as presented in note 10.

67

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

29.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦4,013 million as of September 30, 2019.

In addition, Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, has pledged its shares of ADT CAPS Co., Ltd., CAPSTEC Co., Ltd., and ADT SECURITY Co., Ltd. for the long-term borrowings with a face value of ￦1,900,000 million as of September 30, 2019.

(2)	Legal claims and litigations

As of September 30, 2019 the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

Meanwhile, the pending litigation over the validity of partnership contract that the Group was involved as the defendant (Plaintiff: Nonghyup Bank) was settled by the agreement between the parties during the year ended December 31, 2018. As a result of the settlement, the credit card business partnership between the Group and Nonghyup Bank will be maintained until April 2021, and the Group is obligated to pay the commission fees based on the customers’ credit card usage until September 2021, the expiration date of the credit cards. The Group determined that the contract and the subsidiary agreements meet the definition of an onerous contract according to K-IFRS No.1037, for which the Group recognized provisions with the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In this regard, ￦37,475 million and ￦30,099 million are recognized as current provisions and non-current provisions, respectively as of September 30, 2019.

(3)	Accounts receivables from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivables from handset sales with retail stores and authorized dealers and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ￦916,844 million as of September 30, 2019 which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(4) On April 26, 2019, the board of directors of SK Broadband Co., Ltd., a subsidiary of the Parent Company resolved to approve SK Broadband Co., Ltd.’s merger with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. in order to strengthen the competitiveness and enhance the synergy as a comprehensive media company. SK Broadband Co., Ltd. will merge Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. which are planned to be merged and dissolved by the date of merger expected to be on March 1, 2020. This transaction is conditional upon receipt of regulatory approval from relevant authorities and may be subject to change by the licensing process and related laws and regulations.

68

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

30.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2019		September 30, 2018
Interest income	￦	(46,912)	(49,251)
Dividends		(9,924)	(34,894)
Gain on foreign currency translations		(9,928)	(3,795)
Gain on valuation of derivatives		(465)	(1,423)
Gain on settlement of derivatives		(389)	—
Gain on sale of accounts receivable – other		(14,353)	(17,341)
Gain on investments in subsidiaries, associates and joint ventures, net		(479,876)	(2,534,688)
Gain on disposal of property and equipment and intangible assets		(11,769)	(35,265)
Gain relating to financial assets at FVTPL		(3,026)	(68,586)
Gain relating to financial liabilities at FVTPL		(56)	—
Other income		(10,486)	(280)
Interest expense		300,504	218,007
Loss on foreign currency translations		8,051	3,043
Loss on sale of accounts receivable – other		561	5,446
Income tax expense		263,304	714,468
Expense related to defined benefit plan		130,098	101,850
Share option		732	567
Depreciation and amortization		2,906,887	2,437,718
Bad debt for accounts receivable – trade		21,253	27,344
Loss on disposal of property and equipment and intangible assets		34,805	37,821
Loss on impairment of property and equipment and intangible assets		1,337	1,077
Bad debt for accounts receivable – other		3,360	5,483
Loss on settlement of derivatives		317	12,221
Loss relating to financial assets at FVTPL		182	8,376
Loss relating to financial liabilities at FVTPL		43	1,143
Loss on impairment of investment assets		1,670	3,175
Other expenses		16,475	5,102

	￦	3,102,395	837,318

69

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

30.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2019		September 30, 2018
Accounts receivable – trade	￦	(189,692)	(459,345)
Accounts receivable – other		(54,422)	222,456
Advance payments		(94,194)	11,117
Prepaid expenses		(572,685)	19,570
Value-Added Tax refundable		9,121	5,624
Inventories		77,571	16,165
Long-term accounts receivable – other		(254,742)	(30,554)
Contract assets		(49,733)	8,850
Guarantee deposits		3,827	(3,373)
Accounts payable – trade		(17,669)	(87,811)
Accounts payable – other		285,990	(51,411)
Withholdings		(60,299)	(75,567)
Contract liabilities		13,191	(15,072)
Deposits received		(277)	1,482
Accrued expenses		88,542	(23,896)
Value-Added Tax payable		18,967	10,142
Provisions		(28,549)	(4,360)
Long-term provisions		(1,770)	3,149
Plan assets		14,865	8,348
Retirement benefit payment		(60,336)	(32,739)
Others		6,126	(6,607)

	￦	(866,168)	(483,832)

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2019		September 30, 2018
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	￦	(38,862)	(521,311)
Increase of right-of-use assets upon adoption of K-IFRS 1116		461,784	—

70